Exhibit 99.2

WHAT WE DO

International Game Technology PLC is the global leader in gaming. We enable players to experience their favourite games across all channels and regulated segments, from gaming machines and lotteries to digital and social gaming.

WHAT WE ARE FOCUSED ON

Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility.

Registered Address:
Marble Arch House
Second Floor
66 Seymour Street
London
W1H 5BT
Company No. 09127533

You can access the latest information and read this report on IGT's website www.IGT.com.

CONTENTS

CEO STATEMENT	4

1. STRATEGIC REPORT	5

BUSINESS OVERVIEW	8

KEY PERFORMANCE INDICATORS	15

FUTURE STRATEGY	26

PRINCIPAL RISKS AND UNCERTAINTIES	28

2. REMUNERATION REPORT	33

ANNUAL STATEMENT BY THE COMPENSATION COMMITTEE CHAIRMAN	33

REMUNERATION IMPLEMENTATION REPORT	36

REMUNERATION POLICY	47

3. DIRECTORS’ REPORT	61

4. INDEPENDENT AUDITORS’ REPORT	68

5. FINANCIAL STATEMENTS	72

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	72

INDEX TO PARENT FINANCIAL STATEMENTS	150

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CEO STATEMENT

Dear Recipient,

Reflecting back on 2018, I am pleased to report that it was a year of continued strength in global lottery, resilience in Italy, and stabilization in the North America Gaming business. Despite a decline in International revenue, our performance in the other segments, combined with our recurring revenue base and the diversity of our products, allowed us to achieve our financial objectives for the year.

Global Strength in Lottery

IGT’s global lottery results were impressive throughout the year. Innovation was a key factor in driving those results, and supported growth in instant ticket and draw-based sales. In fact, IGT won the International Gaming Awards’ Lottery Product of the Year for the second year in a row. Momentum in lottery was accentuated by large jackpots in North America and Europe.

North America Lottery performance was robust. Instant tickets and draw-based games performed well, and the large Mega Millions jackpot helped increase same-store revenue by five percent. IGT also secured a 10-year contract with the South Carolina Lottery and multiple contract extensions with several prominent lotteries.

International lottery growth was largely led by a recovery in U.K. wagers due to new scratch tickets and instant win games. Increased EuroMillions jackpots were also important contributors to growth.

Our lottery results in Italy were a true testament to innovation driving growth, and the new MillionDAY game was launched in early February. 10eLotto wagers did exceptionally well throughout the year and were up 11 percent primarily due the additional game option, Doppio Numero Oro. The successful re-launch of the Miliardario and Multiplier games led to Scratch & Win wagers being up for the second consecutive year.

Stabilizing the Global Gaming Business

Our gaming business saw encouraging progress in North America driven by new cabinet introductions, such as the CrystalDual® 27 and CrystalCurve™. Both were cornerstones of IGT’s ICE and G2E portfolios. The strength of the Wheel of Fortune® franchise was accentuated by new products such as the Megatower™ cabinet and the Wheel of Fortune® Triple Red Hot 7s™ Gold Spin™ game.

Replacement unit shipments benefited from the new hardware. We also saw the power of our compelling core video content. Our games Scarab™, Solar Disc™, and Mistress of Egypt™ are recognized as some of the best performing games in North America, upgrading our standing in the core video market.

Gaming made headway in strategic International markets, including Australia, where the Crystal cabinets are driving growth with successful new games such as Star Stax™ and Fortune Gong™.

It was a strong year for systems and software sales for our Gaming customers. IGT’s Advantage® was the casino management system of choice for several of the largest casinos that opened in 2018. We continue to focus on mobile systems innovations such as Cardless Connect®, Resort Wallet, and Mobile Intelligent Offer that our customers can leverage to drive the player experience forward.

Despite new regulations and the impact of higher taxes, our Italian Gaming operations remained resilient. Even with fewer AWP machines in the market, overall gaming machine wagers grew due to improved productivity of remaining AWPs and VLTs.

Sports Betting in North America

It was an important year of progress for sports betting in North America. In May, the U.S. Supreme Court overturned the Professional and Amateur Sports Protection Act of 1992 (PASPA), legalizing sports betting at the federal level. To date, IGT’s PlayShot™ sports betting platform is live in six states. IGT also formed strategic sports betting partnerships with William Hill and FanDuel. Significant strides were made

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in sports betting in 2018, and we are well-positioned to continue this momentum.

Our Commitment to Corporate Social Responsibility

Our goal is to provide value for all our stakeholders, including creating solutions that help our customers protect their players. In 2018, we committed to the United Nations Global Compact, which calls on companies to align strategies and operations around human rights, labor, environment, and anti-corruption. Of the UN’s 17 Sustainable Development Goals, IGT has identified nine that the Company can influence as part of its long-term plan.

IGT strengthened its commitment to responsible gaming in 2018 with recertification by the World Lottery Association (WLA) for its Corporate Social Responsibility Standards and Certification Framework. In addition, we successfully achieved an intermediate assessment by the Global Gaming Guidance Group (G4) for its Responsible Gaming accreditation and received the Internet Responsible Gambling Compliance Assessment Program (iCAP) re-certification.

We strive to enrich to and strengthen the communities in which we operate. We launched our first-ever Global Giving week and participation in our employee charitable programs more than doubled.

Diversity & Inclusion

In 2018, IGT established the Office of Diversity and Inclusion which is responsible for implementing the Company’s Global Strategic Plan for Diversity and Inclusion, including programs that address increasing workplace diversity and inclusion. We became a founding member of the All-in Diversity Project to champion diversity and inclusion across the gaming industry. We also broadened our diversity and inclusion efforts by establishing a variety of Employee Business Resource Groups (EBRGs) to build business networks around groups of people that are historically under-represented in the workplace. There are currently EBRGs throughout our company that support women, veterans, people with disabilities, and the LGBTQ community.

Looking Ahead

Over the last four years, we have established a solid foundation, securing long-term lottery contracts, stabilizing North America Gaming, and investing in new growth opportunities with sports betting. Looking ahead to 2019, we are confident there are plenty of underlying growth opportunities to create value for all shareholders.

Marco Sala

Chief Executive Officer

1.     STRATEGIC REPORT

The board of directors (the Directors) present their Strategic Report on International Game Technology PLC (the Parent) and its subsidiaries (together the Company or IGT) for the financial year ended December 31, 2018.

The consolidated balance sheet on page 74 presents the Company’s financial position at December 31, 2018 and December 31, 2017. Movements in cash balances are presented in the consolidated statement of cash flows. Material assets and liabilities have been disclosed within the respective notes to the consolidated financial statements. Net assets were $2.4 billion at December 31, 2018 and 2017. Cash and cash equivalents were $0.3 billion and $1.1 billion at December 31, 2018 and 2017, respectively.

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OPERATIONAL HIGHLIGHTS

• Deployed legalized sports betting facility at the first casino outside of Nevada when the U.S. Supreme Court overturned PASPA in May

• Achieved nine percent same-store sales revenue growth in North America Lottery

• Debuted new products such as the GameTouch™ 20 self-service lottery terminal; and CrystalDual® 27 cabinet

• Established strategic partnerships with William Hill U.S. and FanDuel for U.S. sports betting

• Launched a new Lotto game, MillionDAY, in Italy

CORPORATE HIGHLIGHTS

• Recertified by WLA and G4 for responsible gaming solutions for its Global Gaming Operations

• Lorenzo Pellicioli named chairperson and James McCann named lead independent director

• North America Gaming and Interactive and North America Lottery under the leadership of Renato Ascoli

• Became founding member of the All-in Diversity Project

• Won Lottery Product of the Year at the 11th Annual International Gaming Awards

• Employees honored by industry bodies:

◆  Knute Knudson received National Indian Gaming Association (NIGA) Lifetime Associate Member Achievement Award

◆  Matthew Whalen was inducted into the Lottery Hall of Fame

◆  Angela Houslay won the B2B Excellence Award at the 2018 Women in Gaming Diversity Awards

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FINANCIAL HIGHLIGHTS

$ millions (except per share amounts)

Company Revenue by Segment (%)

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BUSINESS OVERVIEW

The Company operates and provides an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. The Company is headquartered in London, England with principal operating facilities located in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy. The Company is organized into four business segments, which are supported by corporate shared services: NAGI, NALO, International, and Italy. Research and Development (R&D) and manufacturing are mostly centralized in North America. The Company had 12,100 employees at December 31, 2018.

The Company is committed to responsible gaming, giving back to its communities and doing its part to protect the environment, and is recognized in the following ways:

•                   The Company’s lottery operations have been certified for compliance with the World Lottery Association (WLA) Associate Member CSR Standards and Certification Framework;

•                   The Company has received responsible gaming accreditation for its land-based casino and lottery segments from the Global Gambling Guidance Group (G4);

•                   The Company’s B2C website interactive.IGTGames.com is certified through the Internet Compliance Assessment Program (iCAP), developed by the National Council on Problem Gambling; and

•                   The Company has received an environmental, social and governance (ESG) rating of “A” from MSCI, Inc. and a “prime” designation in corporate responsibility from ISS-oekom.

The Company has five broad categories of products and services: (1) Lottery, (2) Machine Gaming, (3) Sports Betting, (4) Digital, and (5) Commercial Services.

LOTTERY

The Company supplies a unique set of lottery solutions to more than 100 customers worldwide, including to 37 of the 45 U.S. lotteries through its NALO segment. Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source

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of funding for these programs. Lottery products and services are provided through the NALO, International, and Italy business segments.

Lottery services are provided through licenses, facilities management contracts, lottery management agreements, and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are 5 to 10 years in duration, often with multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. In instances where day to day operations are outsourced, lottery authorities often require providers to pay an upfront fee for the right to manage their lotteries.

The Company designs, sells, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing over 500,000 transactions per minute. The Company provides more than 450,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services.

The Company has developed and continues to develop new lottery games, licenses new game brands from third parties, and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Lotto, one of the world’s largest lotteries. This B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers in its NALO and International segments. The Company’s primary competitors in the Lottery business include Camelot, Intralot, Pollard, SAZKA, Sisal, Scientific Games, and Tattersalls.

The primary types of lottery agreements are outlined below:

Licenses and Facilities Management Contracts (FMC)

The majority of the Company’s revenue in the Lottery business comes from licenses, a form of operating contracts, and FMC. Since 1998, the Company has been the exclusive licensee for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company’s exclusive license for the Italian Lotto includes partners as part of a joint venture. Lottoitalia s.r.l. (Lottoitalia), the exclusive manager of the Italian Lotto game, is 61.5% owned by the Parent’s subsidiary Lottomatica and the remainder is owned by Italian Gaming Holding a.s. (a subsidiary of Czech lottery operator SAZKA), Arianna 2001, and Novomatic Italia. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the instant ticket lottery (Gratta e Vinci) through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary Lottomatica Holding, with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001.

The Company’s FMC typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five to 10 years. The Company’s FMC usually contain extension options under the same or similar terms and conditions, generally ranging from one to five years. Under a typical FMC, the Company maintains ownership of the technology and facilities, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. Under a number of the Company’s FMC, the Company additionally provides a wide range of support services and equipment for the lottery’s instant ticket games, such as marketing, distribution and automation of validation, inventory and accounting systems. In return, the Company receives either fixed fees or fees based upon a percentage of the sales of the instant

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ticket games. In limited instances, the Company provides instant tickets and online lottery systems and services under the same facilities management contract. The Company also offers lottery vending machines that sell instant tickets as well as draw-based games.  As of February 28, 2019, the Company had FMC with 23 U.S. states. As of December 31, 2018, the Company’s largest FMC in the U.S. by annual revenue were California, Michigan, New York and Texas, and the revenue weighted average remaining term of the Company’s existing U.S. FMC was 7.1 years (8.2 years including available extensions).  Also as at December 31, 2018, the Company operated under licenses or FMC in 17 international jurisdictions, excluding Italy.

Licenses and FMC often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company’s revenues from licenses and FMC are generally service fees paid to the Company directly from the lottery authority based on a percentage of such lottery’s wagers or ticket sales. The Company categorizes revenue from licenses and FMC as service revenue from Operating and FMC as described in Note 3, Revenue Recognition to the consolidated financial statements.

Lottery Management Agreements (LMA)

A portion of the Company’s revenues are derived from LMA. Under an LMA, the Company manages, within parameters determined by the lottery authority customer,  the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centres, training staff, providing retailers with assistance, and supplying materials for the games. Most LMA also include a separate supply agreement, pursuant to which the Company provides certain hardware, equipment, software, and support services. The Company provides lottery management services in New Jersey as part of a joint venture and in Indiana, indirectly through a wholly-owned subsidiary of the Parent. The Company’s revenues from LMA are based on the extent to which it achieves certain contractual metrics and its revenue from supply contracts are generally calculated by reference to a percentage of wagers. The Company categorizes revenue from LMA as service revenue from LMA as described in Note 3, Revenue Recognition to the consolidated financial statements.

Instant Ticket Printing Contracts

As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides ancillary printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores.

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. The Company invested in a new state-of-the-art printing press, which began production in February 2018. As of February 28, 2019, the Company had instant ticket printing contracts with 27 U.S. states and provided instant ticket products and services to 25 customers in international jurisdictions. This data excludes Italy, New Jersey, and Indiana for whom the Company provides instant tickets as part of a license or LMA. The Company categorizes revenue from instant ticket printing contracts as product revenue from Systems and other Product sales as described in Note 3, Revenue Recognition to the consolidated financial statements. The instant ticket production business is also highly competitive and subject to strong, price-based competition.

Product Sales and Services Contracts

Under product sales and services contracts, the Company constructs, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services and licenses related software. In most instances the lottery authority maintains responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems and/or replace existing equipment and provides ancillary maintenance and support services related to

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the systems and equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service or product revenue from Other Services or Systems and other Product Sales, respectively, as described in Note 3, Revenue Recognition to the consolidated financial statements.

MACHINE GAMING

The Company designs, develops, manufactures and provides cabinets, games, systems and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. The Company holds more than 450 global gaming licenses and does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of Lottery operators). Machine gaming products and services are provided through the NAGI, NALO, International, and Italy business segments.

The Company’s primary global competitors in machine gaming are Aristocrat, Konami, Novomatic, and Scientific Games.

Gaming Machines and Game Content

The Company offers a diverse range of gaming machine cabinets from which land-based casino customers can choose to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Company develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics, and player preferences. The Company combines elements of math, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to develop gaming products designed to provide a high degree of player appeal and entertainment.  The Company offers a wide array of casino-style games in a variety of multi-line, multi-coin and multi-currency configurations.

The Company’s casino games typically fall into two categories: premium games and core games.

Premium games include:

•                   Wide Area Progressives - games that are linked across several casinos and/or jurisdictions and share a large common jackpot, including The Wheel of Fortune® franchise.

•                   Multi-Level Progressives - games that are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots, such as Fort Knox® Video Slots.

Core games, which include core video reel, core mechanical reel, and core video poker, are typically sold and in some situations leased to customers.

The Company produces other types of games including:

•                   Centrally Determined games, which are games connected to a central server that determines the game outcome;

•      Class II games, which are electronic video bingo machines that can be typically found in North American tribal casinos and certain other jurisdictions like South Africa; and

•                   Random-number-generated and live dealer electronic table games, including baccarat and roulette.

Gaming service revenue is primarily generated through providing premium game content and cabinets to customers. These pricing arrangements are largely variable: the casino customer pays service fees to the Company based on a percentage of the amounts wagered (also known as coin-in), net win, or a daily fixed fee.

Machine gaming product sales revenues are generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services. The Company categorizes revenue from gaming machines as product revenue from gaming machines and revenue from game content as product revenue from Systems and other Product Sales as described Note 3, Revenue Recognition to the consolidated financial statements.

Video Lottery Terminals (VLT) and Amusement with Prize Machines (AWP)

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The Company provides VLT, VLT central systems and VLT games worldwide. VLT are usually connected to a central system. In addition, the Company provides AWP and games to licensed operators in Italy and the rest of Europe. AWP are typically low-denomination gaming machines installed in retail outlets.

With respect to the Company’s machine gaming licenses in Italy, the Company directly manages stand-alone AWP, as well as VLT that are installed in various retail outlets and linked to a central system. The Company also provides systems and machines to other machine gaming licensees, either as a product sale or with long-term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. Due to the nature of the transactions, NALO and International generally categorize revenue from VLT as product revenue from Lottery machines or as service revenue from Other services and Italy categorizes revenue from VLT as service revenue from Machine gaming as described in Note 3, Revenue Recognition to the consolidated financial statements.

Gaming Management Systems

The Company offers a comprehensive range of system modules and applications for all areas of casino management. Gaming. Management systems products include infrastructure and applications for casino management, customer relationship management, patron management, and server-based gaming. The Company’s main casino management system offering is the Advantage® System, which offers solutions and modules for a wide-range of activities from accounting and payment processing to patron management and regulatory compliance.

The Company’s systems feature customized player messaging, tournament management and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies. Service Window enables operators to market to customers more effectively by leveraging an additional piece of hardware onto existing machines for delivering in-screen messaging. The Company’s systems portfolio also extends to encompass mobile solutions such as the Cardless Connect™ app, which offers a cardless, cashless loyalty solution for casino players. Mobile solutions that drive efficiencies and enable floor monitoring for operators while decreasing response time to player needs include Mobile Host, Mobile Responder, and Mobile Notifier. The Company categorizes revenue from gaming management systems as product revenue from Systems and other Product sales as described in Note 3, Revenue Recognition to the consolidated financial statements.

SPORTS BETTING

In Italy, the Company is a licensee for the operation of retail and internet-based sports betting.  Specifically, the Company:

•                   operates an expansive land-based B2C sports betting network through its “Better” brand on a fixed odds, pari-mutuel, or virtual betting basis;

•                   establishes odds and assumes the risks related to fixed-odds sports contracts;

•                   collects the wagers; and

•                   makes the payouts.

The Company offers directly-to-customers betting on sports events (including basketball, horse racing, soccer, cycling, downhill skiing, cross country skiing, tennis, sailing, and volleyball), motor sports (car and motorcycle racing), and non-sports events connected with the world of entertainment, music, culture, and current affairs of primary national and international interest.

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The Company also provides sports betting technology and management services in Italy, the U.S. (through both the NAGI and NALO business segments) and internationally, which include:

•                   Localized sports betting platforms certified for each market composed of either:

(i)    Core engine and associated support modules, as well as trading and risk management tools, provided to customers as a fully managed service, or

(ii)   Software only technical solutions to create a complete one-stop solution or to integrate new functionality to existing operations;

•                   Secure retail betting solutions;

•                   Point-of-sale display systems;

•                   Call center facilities;

•                   Internet and mobile betting technology; and

•                   Fixed odds or pool betting options

Sports betting customers of the Company include: FanDuel, Horse Races S.A. (a subsidiary of OPAP), Lottery National Belgium (LNB), Pronósticos para la Asistencia Pública (a lottery in Mexico), and the Rhode Island Lottery.  Commercial gaming customers include BetFred, DraftKings, and MGM Resorts International. The Company’s primary competitors in Sports Betting are Bet365, Paddy Power Betfair, Eurobet, Sisal, SNAITECH, and William Hill. The Company categorizes revenue from sports betting as service revenue from Other services as described in Note 3, Revenue Recognition to the consolidated financial statements.

DIGITAL

Digital gaming (or iGaming) enables game play via the internet for real money or for fun (social). The Company designs, manufactures, and distributes a full suite of configurable products, systems, and services and holds more than 20 digital gaming licenses worldwide. In Italy, the Company acts as both a complete internet gaming operator and mobile casino operator. The Company’s digital products include poker, bingo, and online casino table and slot games with features such as single and multiplayer options with branded titles and select third-party content. The Company provides social casino content as part of a multi-year strategic partnership with DoubleU Games. The Company’s complete suite of PlayLottery solutions, services, and professional expertise allows lotteries to fully engage their players on any digital channel in regulated markets. Existing lottery game portfolios are extended to the digital channel to provide a spectrum of engaging content such as eInstant tickets.

The Company’s iGaming systems and digital platforms offer customers an integrated system that provides player account management, advanced marketing and analytical capabilities, and a highly reliable and secure payment system. IGT Connect™ integrates third-party player account management systems, third-party game engines, and regulatory systems. The Company also offers a remote game server, which is a fast gateway to extensive casino and eInstant content, virtual reality games, and digital and social gaming services that enhance player experiences and create marketing opportunities around either the Company’s games or third-party games.

The IGT PlaySpot™ mobile solution, an app-based product for casinos and lotteries enabling mobile games, services, and payments in specific retail environments that are defined by regulator-grade geo-location technologies, is offered by the Company in both lottery and casino environments. Wagering for money can be offered in the IGT PlaySpot™ Lottery mobile solution locations and options include eInstants, draw game ticket purchases, and keno.  The IGT PlaySpot™ Casino mobile solution offers real money wagering on activities including sports wagering and betting on live roulette and baccarat tables on premises. The IGT PlaySpot™ Casino mobile solution ties into existing casino loyalty and back-office systems to fully integrate into customers’ marketing and operations programs.

The Company’s diverse digital B2B customer base includes Caesar’s Entertainment, the Georgia Lottery and William Hill, among others. Digital and social gaming products and services are provided through the NAGI, NALO, International, and Italy business segments. The Company faces competition from operators, such as 888 Holdings and bwin.party, and broad-based traditional B2B providers, such as Playtech plc and Microgaming. The Company also faces competition in the digital space from other machine gaming suppliers, such as Scientific Games. The Company categorizes revenue from digital products as product revenue from Systems and other Product sales and categorizes revenue from digital services as service revenue from Other services as described in Note 3, Revenue Recognition to the consolidated financial statements.

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COMMERCIAL SERVICES

The Company develops innovative technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In Italy, the Company’s commercial payment and eMoney services network comprise points-of-sale divided among the primary retailers of lottery products: tobacconists, bars, petrol stations, newspaper stands and motorway restaurants. The Company categorizes revenue from commercial services as service revenue from Other services as described in Note 3, Revenue Recognition to the consolidated financial statements.

STRATEGIC APPROACH TO SUSTAINABILITY

As a Company operating on a global scale, IGT embraces the fundamental principles of being a good corporate citizen by actively engaging on a local level wherever the Company does business. We exceed government-mandated regulations by pursuing powerful initiatives that generate real change and create value for all stakeholders including customers, employees, and governing and regulatory bodies.

IGT’s ongoing pledge to sustainably grow our industry has expanded to include the guiding principles set forth by the 2030 United Nations (UN) Agenda for Sustainable Development and its Sustainable Development Goals (SDGs), as well as the 2015 Paris Agreement on climate change addressing the need to limit the rise of global temperatures. In addition, IGT has joined the United Nations Global Compact, the largest corporate responsibility initiative in the world for the development, implementation, and disclosure of responsible corporate policies and practices.

Endorsed by chief executives, the UN Global Compact is a call to companies everywhere to voluntarily align their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment, and anti-corruption. IGT is committed to making the UN Global Compact Principles part of the Company’s strategy, culture, and day-to-day operations.

IGT is actively contributing to this global effort, refocusing its Corporate Social Responsibility (CSR) initiatives to pursue the sustainable development goals in the Company’s remit according to advanced sustainability practices, such as:

•                   Acknowledging all stakeholders’ legitimate interests;

•                   Communicating transparently through an open dialogue with stakeholders;

•                   Managing its direct and indirect impact on all stakeholders;

•                   Acknowledging and minimizing any potential negative impact; and

•                   Adopting transparent and accountable practices.

IGT’s internal corporate culture is guided by a set of five values: we are passionate, pioneering, responsible, authentic and collaborative. When conducting business with local governments and organizations, IGT uses a system of checks and balances to ensure strict adherence to the principles of lawful conduct in every jurisdiction it serves. Integrity, in terms of behaviour as well as business conduct, is the foremost prerequisite for creating value for all stakeholders.

IGT values workplace diversity and respect for all employees. The Company follows the principles set by the International Labour Organization (ILO) Declaration on Fundamental Principles and Rights at Work in the member countries where the Company operates, and is committed to providing a work environment where everyone is treated with fairness, dignity, and respect without discrimination.

IGT has a zero-tolerance approach to modern slavery. The Company is committed to implementing and enforcing initiatives to reduce the risk of modern slavery and human rights violations in IGT businesses and its supply chain. The Company has a confidential Integrity Line, managed by an independent third party, which can be used anonymously to report activities that may involve unethical or unlawful conduct.

By committing to pursue the UN’s Sustainable Development Goals and voluntarily disclosing information through the annual Sustainability Report and through specific requests from customers and Environmental, Social, and Governance

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(ESG) rating agencies, IGT is leveraging the long-standing results of its CSR strategy to strengthen its reputation, improve customers’ confidence, and gain a competitive advantage.

KEY PERFORMANCE INDICATORS

Overview

The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting, interactive gaming and commercial services. The Company’s state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, the internet and mobile devices.

The structure of its internal organization is customer-facing aligned around four segments operating in three regions as follows:

•                   North America Gaming and Interactive;

•                   North America Lottery;

•                   International; and

•                   Italy.

Consolidated Results

The discussion below includes our key performance indicators calculated at constant currency. We calculate constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of the Company’s foreign entities into U.S. dollars. The Company believes that such results excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding operating performance on a local currency basis.

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Comparison of the years ended December 31, 2018 and 2017

	For the year ended
	December 31, 2018		December 31, 2017
($ thousands)	$	% of Revenue	$	% of Revenue
Service revenue	4,044,595	83.7	4,134,828	83.7
Product sales	784,942	16.3	802,403	16.3
Total revenue	4,829,537	100.0	4,937,231	100.0

Cost of services	2,449,344	50.7	2,552,110	51.7
Cost of product sales	490,876	10.2	579,435	11.7
Selling, general and administrative	836,230	17.3	809,746	16.4
Research and development	262,262	5.4	313,124	6.3
Restructuring expense	14,781	0.3	39,876	0.8
Impairment loss	186,407	3.9	760,220	15.4
Transaction expense (income), net	51	—	(26,740)	(0.5)
Total operating expenses	4,239,951	87.8	5,027,771	101.8

Operating income (loss)	589,586	12.2	(90,540)	(1.8)

Interest income	14,231	0.3	10,436	0.2
Interest expense	(431,690)	(8.9)	(459,591)	(9.3)
Foreign exchange gain (loss), net	129,025	2.7	(443,809)	(9.0)
Other expense, net	(203,308)	(4.2)	(107,931)	(2.2)
Total non-operating expenses	(491,742)	(10.2)	(1,000,895)	(20.3)

Income (loss) before provision for (benefit from) income taxes	97,844	2.0	(1,091,435)	(22.1)

Provision for (benefit from) income taxes	184,216	3.8	(24,639)	(0.5)

Net loss	(86,372)	(1.8)	(1,066,796)	(21.6)

Less: Net income attributable to non-controlling interests	58,003	1.2	55,400	1.1
Net loss attributable to IGT PLC	(144,375)	(3.0)	(1,122,196)	(22.7)

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Service revenue

	For the year ended December 31		$ Change
($ thousands)	2018	2017	$	%
North America Gaming and Interactive	624,476	780,579	(156,103)	(20.0)
North America Lottery	1,111,069	1,093,048	18,021	1.6
International	495,497	557,049	(61,552)	(11.0)
Italy	1,812,830	1,702,227	110,603	6.5
Operating Segments	4,043,872	4,132,903	(89,031)	(2.2)
Corporate Support	—	1,203	(1,203)	(100.0)
Purchase accounting	723	722	1	0.1
	4,044,595	4,134,828	(90,233)	(2.2)

The following table sets forth constant currency changes in service revenue:

	Constant Currency Change
	2018 vs. 2017

($ thousands)	$	%
North America Gaming and Interactive	(155,945)	(20.0)
North America Lottery	18,314	1.7
International	(60,249)	(10.8)
Italy	46,100	2.7
Operating Segments	(151,822)	(3.7)
Corporate support	1,203	100.0
Purchase accounting	—	—
	(151,822)	(3.7)

North America Gaming and Interactive

The following table sets forth changes in service revenue in the North America Gaming and Interactive segment:

	Service Revenue Change
	2018 vs. 2017

($ thousands)	Constant Currency	$ Change
Social gaming	(111,267)	(111,267)
Machine gaming	(67,524)	(67,688)
Other services	22,846	22,852
	(155,945)	(156,103)

The principal drivers of the $156.0 million constant currency decrease in service revenue for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:

•                   A decrease of $111.3 million in Social gaming, principally associated with the June 2017 sale of DoubleDown;

•                   A decrease of $67.6 million in Machine gaming, primarily driven by a $58.4 million reclassification of jackpot expense from cost of services upon adoption of International Financial Reporting Standards (“IFRS)” 15, Revenue from Contracts with Customers  (“IFRS 15”) and a decrease in the average yield from overall machine mix, partially offset by a 1.3% increase in the casino installed base (23,108 machines installed at December 31, 2018 compared to 22,807 machines installed at December 31, 2017); and

•                   An increase of $22.8 million in Other services, principally due to:

◦                   An increase of $11.7 million in poker revenue, primarily due to a large, multi-year poker contract; and

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◦                   An increase of $10.1 million in interactive, principally due to a content licensing and support agreement entered into in June 2017.

North America Lottery

The following table sets forth changes in service revenue in the North America Lottery segment:

	Service Revenue Change
	2018 vs. 2017

($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	42,654	42,657
Lottery Management Agreements	(27,988)	(27,988)
Machine gaming	182	182
Other services	3,466	3,170
	18,314	18,021

The principal drivers of the $18.3 million constant currency increase in service revenue for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:

•                   An increase of $42.7 million in Operating and Facilities Management Contracts, primarily related to strong same store revenue (revenue from existing customers as opposed to new customers) growth of 8.9%, primarily due to an increase of 34.0% in multi-state jackpot activity and an increase of 5.0% in instant tickets and draw-based games, partially offset by a lower effective rate due to certain recent contract extensions; and

•                   A decrease of $28.0 million in Lottery Management Agreements (“LMA”), principally due to a $39.1 million decrease in pass-through service revenue related to reimbursable expenses due to the end of the Illinois LMA contract; partially offset by an $11.1 million increase in the level of LMA incentives achieved in the year ended December 31, 2018 compared to the year ended December 31, 2017.

International

The following table sets forth changes in service revenue in the International segment:

	Service Revenue Change
	2018 vs. 2017

($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	(6,952)	(4,732)
Machine gaming	5,898	2,177
Other services	(59,195)	(58,997)
	(60,249)	(61,552)

The principal drivers of the $60.2 million constant currency decrease in service revenue for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:

•                   A decrease of $59.2 million in Other services, principally due to:

◦      A decrease of $19.1 million in software revenue, primarily related to Europe, partially due to a $9.7 million decrease as a result of licenses being identified as distinct performance obligations and recognized in product sales in the current year in connection with the adoption of IFRS 15;

◦      A decrease of $14.8 million in Interactive Business-to-Business and Business-to-Consumer activities, primarily due to the release of a prior year jackpot liability and the exit from certain low-margin contracts;

◦      A decrease of $12.9 million in megajackpot revenue, primarily related to the $8.4 million reclassification of jackpot expense from cost of services upon adoption of IFRS 15; and

◦      A decrease of $10.7 million from a customer in Europe, principally related to the achievement of certain contractual milestones in 2017 that did not recur in the current year.

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Italy

The following table sets forth constant currency changes in service revenue in the Italy segment:

	Service Revenue Change
	2018 vs. 2017

($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	43,068	71,613
Machine gaming	(3,372)	19,652
Other services	6,404	19,338
	46,100	110,603

The constant currency changes in service revenue for each of the core activities within the Italy segment are discussed below.

Operating and Facilities Management Contracts

The following table sets forth constant currency changes in Operating and Facilities Management Contracts:

	Constant Currency Change
	2018 vs. 2017

($ thousands)	$	%
Lotto	37,877	9.1
Instant tickets	5,191	1.7
	43,068	6.0

Lotto

At constant currency, Lotto revenue for the year ended December 31, 2018 increased by $37.9 million compared to the year ended December 31, 2017, principally due to an increase of 11.0% in 10eLotto wagers as a result of an additional game option, Doppio Numero Oro, which launched in October 2017.

Wagers for the years ended December 31, 2018 and 2017 are as follows:

	For the year ended December 31,		€ Change
(€ millions)	2018	2017	2018 vs. 2017
			€	%
10eLotto wagers	5,728	5,160	568	11.0
Core wagers	1,877	2,011	(134)	(6.7)
Wagers for late numbers	227	310	(83)	(26.8)
Million day	185	—	185	—
	8,017	7,481	536	7.2

Instant tickets

At constant currency, Instant tickets revenue for the year ended December 31, 2018 increased by $5.2 million compared to the year ended December 31, 2017, principally driven by a 1.6% increase in instant ticket wagers assisted by a 1.8% increase in the average price point (the average value of the ticket sold), as a result of the July 2017 relaunch of Miliardario.

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Total wagers for the years ended December 31, 2018 and 2017 are as follows:

	For the year ended December 31,		€ Change
(€ millions)	2018	2017	2018 vs. 2017
			€	%
Total wagers	9,207	9,065	142	1.6

Machine gaming

At constant currency, Machine gaming for the year ended December 31, 2018 decreased by $3.4 million compared to the year ended December 31, 2017, primarily driven by a decrease in total machines installed due to a regulator-mandated reduction in AWP machines and an increase in gaming machine taxes related to the Prelievo Unico Erariale (“PREU”)  increase in April 2017 and September 2018 (PREU AWP increased on annual basis from 18.52% to 19.09% and PREU VLT increased on annual basis from 5.84% to 6.09%), partially offset by an increase of 0.7% on wagers driven by VLT.

Total wagers for the years ended December 31, 2018 and 2017 are as follows:

	For the year ended December 31,		€ Change
(€ millions)	2018	2017	2018 vs. 2017
			€	%
VLT wagers	5,838	5,543	295	5.3
AWP wagers	3,717	3,949	(232)	(5.9)
Total wagers	9,555	9,492	63	0.7

Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company’s licenses.

Other services

At constant currency, Other services for the year ended December 31, 2018 increased by $6.4 million compared to the year ended December 31, 2017, primarily driven by an 8.3% increase in interactive game wagers (€1,890.0 million for the year ended December 31, 2018 compared to €1,745.0 million for the year ended December 31, 2017), a 3.0% increase in sports betting wagers (€988.0 million for the year ended December 31, 2018 compared to €959.0 million for the year ended December 31, 2017) and a slightly lower combined payout in sports betting (82.4% for the year ended December 31, 2018 compared to 82.7% for the year ended December 31, 2017).

Product sales

	For the year ended December 31,		$ Change

($ thousands)	2018	2017	$	%
North America Gaming and Interactive	378,693	377,065	1,628	0.4
North America Lottery	80,833	92,174	(11,341)	(12.3)
International	324,486	332,015	(7,529)	(2.3)
Italy	930	1,149	(219)	(19.1)
Operating Segments	784,942	802,403	(17,461)	(2.2)
Purchase accounting	—	—	—	—
	784,942	802,403	(17,461)	(2.2)

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The following table sets forth constant currency changes in product sales:

	Constant Currency Change
	2018 vs. 2017

($ thousands)	$	%
North America Gaming and Interactive	3,830	1.0
North America Lottery	(11,417)	(12.4)
International	(4,467)	(1.3)
Italy	(239)	(20.8)
Operating Segments	(12,293)	(1.5)
Purchase accounting	—	—
	(12,293)	(1.5)

North America Gaming and Interactive

The following table sets forth changes in product sales in the North America Gaming and Interactive segment:

	Product Sales Change
	2018 vs. 2017

($ thousands)	Constant Currency	$ Change
Gaming machines	19,823	17,864
Systems and other	(15,993)	(16,236)
	3,830	1,628

The principal drivers of the $3.8 million constant currency increase in product sales for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:

•     An increase of $19.8 million in Gaming machines, primarily related to 715 more machines sold during the year ended December 31, 2018 compared to the year ended December 31, 2017, driven primarily by replacement sales, along with an increase in the average selling price for the year ended December 31, 2018 compared to the year ended December 31, 2017; and

•     A decrease of $16.0 million in Systems and other, principally associated with:

◦     A decrease of $16.3 million in software sales, primarily related to sales in Oregon that did not recur in the current year;

◦     A decrease of $13.2 million in intellectual property revenue due to the timing of recognition of multi-year licenses upon adoption of IFRS 15. Under IFRS 15, the Company now recognizes revenue upon transfer of the multi-year license to the customer rather than as payments become due throughout the contract period; and

◦     An increase of $15.3 million in casino systems.

North America Lottery

The following sets forth changes in product sales in the North America Lottery segment:

	Product Sales Change
	2018 vs. 2017

($ thousands)	Constant Currency	$ Change
Lottery machines	663	739
Systems and other	(12,080)	(12,080)
	(11,417)	(11,341)

The principal drivers of the $11.4 million constant currency decrease in product sales for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:

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•                   An increase of $0.7 million in Lottery machines, principally due to lottery point-of-sale machines and hardware sales in Massachusetts, offset primarily by lottery machine sales in Canada that did not recur in the current year and a decrease of $14.5 million upon adoption of IFRS 15 related to lottery machine sales in California.  Under IFRS 15, it was determined that control of the lottery machines sold to California had transferred to the customer prior to the adoption of IFRS 15 resulting in an adjustment to retained earnings; and

•                   A decrease of $12.1 million in Systems and other driven by gaming system and related hardware sales in Canada and Oregon in 2017 that did not recur in the current year.

International

The following sets forth changes in product sales in the International segment:

	Product Sales Change
	2018 vs. 2017
	Constant
($ thousands)	Currency	$ Change
Lottery machines	(14,941)	(14,846)
Gaming machines	(4,641)	(6,420)
Systems and other	15,115	13,737
	(4,467)	(7,529)

The principal drivers of the $4.5 million constant currency decrease in product sales for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:

•                   A decrease of $14.9 million in Lottery machines, primarily related to a $6.7 million sale in Europe and a $4.9 million sale in Latin America that did not recur in the current year;

•                   A decrease of $4.6 million in Gaming machines, principally due to decreased machine sales in Europe of $25.5 million and Latin America of $8.1 million, partially offset by increased machines sales in Africa of $15.7 million and the Asia Pacific region of $13.3 million; and

•                   An increase of $15.1 million in Systems and other, primarily due to:

◦                   An increase of $6.2 million in software sales, principally driven by increased sales of $10.0 million in Africa, partially offset by lower sales of $3.0 million in the Asia Pacific region;

◦                   An increase of $38.4 million in other product sales, principally driven by a significant product sale within Europe and a $10.0 million increase due to, in connection with IFRS 15, licenses being identified as distinct performance obligations and recognized in product sales in the current year;

◦                   A decrease of $8.7 million in gaming system sales, primarily driven by a decrease of $17.3 million related to a VLT system sale in Europe in 2017 and reduced gaming system sales in Latin America, partially offset by increased gaming system sales of $8.5 million in the Asia Pacific region; and

◦                   A decrease of $20.8 million in sports betting, primarily driven by sales in Europe that did not recur in the current year.

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Operating Expenses

The following table sets forth constant currency changes in operating expenses:

	Constant Currency Change		$ Change
	2018 vs. 2017		2018 vs. 2017
($ thousands)	$	%	$	%
Cost of services	(139,367)	(5.5)	(102,766)	(4.0)
Cost of product sales	(85,289)	(14.7)	(88,559)	(15.3)
Selling, general and administrative	24,126	3.0	26,484	3.3
Research and development	(52,316)	(16.7)	(50,862)	(16.2)
Restructuring expense	(25,106)	(63.0)	(25,095)	(62.9)
Impairment loss	(573,756)	(75.5)	(573,813)	(75.5)
Transaction expense (income), net	26,791	(100.2)	26,791	(100.2)
Total operating expenses	(824,917)	(16.4)	(787,820)	(15.7)

Cost of services

Cost of services decreased $139.4 million on a constant currency basis for the year ended December 31, 2018 compared to the year ended December 31, 2017, principally due to:

•                   A decrease of $67.0 million in the North America Gaming and Interactive segment, principally due to:

◦                   A decrease of $40.1 million from the June 2017 sale of DoubleDown;

◦                   A decrease of $63.8 million related to the reclassification of jackpot expense to service revenue upon adoption of IFRS 15; and

◦                   An increase of $32.0 million in depreciation and amortization;

•                   A decrease of $21.6 million in the International segment, primarily related to the $60.2 million decrease in service revenue and the reclassification of $12.1 million in jackpot expense to service revenue upon adoption of IFRS 15; and

•      A decrease of $61.2 million in Purchase Accounting, principally associated with a $61.3 million decrease in depreciation and amortization, primarily related to the Company’s game library (acquired in the 2015 acquisition of IGT) being fully depreciated at year ended December 31, 2017.  On April 7, 2015, the Company acquired IGT, a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada.

Cost of product sales

Cost of product sales decreased $85.3 million on a constant currency basis for the year ended December 31, 2018 compared to the year ended December 31, 2017, principally due to:

•                   A $16.3 million increase in the North America Gaming and Interactive segment, primarily related to a $20.0 million increase in machine sales costs driven by a higher volume in sales, partially offset by a $4.0 million decrease in software costs associated with software sales in Oregon that did not recur in the current year;

•                   A $10.0 million decrease in the North America Lottery segment, primarily driven by gaming system and related hardware sales in 2017 that did not recur in the current year;

•                   An $18.4 million decrease in the International segment, principally due to a change in product mix; and

•                   A $72.0 million decrease in Purchase Accounting, principally associated with a $72.0 million decrease in depreciation and amortization, primarily related to the Company’s game library (acquired in the 2015 acquisition of IGT) being fully depreciated at year ended December 31, 2017.

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Research and development

Research and development expense decreased $52.3 million on a constant currency basis for the year ended December 31, 2018 compared to the year ended December 31, 2017, principally due to:

•                   A $31.8 million decrease in the North America Gaming and Interactive segment, primarily related to a $13.6 million decrease from the June 2017 sale of DoubleDown and a $25.9 million decrease in employee related costs associated with optimization efforts; and

•                   A $10.0 million decrease in the International segment and a $9.1 million decrease in the Italy segment, principally related to cost saving initiatives.

Impairment loss

In 2018, the Company incurred a $184.0 million impairment loss in the International segment. In 2017, the Company incurred a $759.0 million impairment loss in the North America Gaming and Interactive segment. Impairment losses for the years ended December 31, 2018 and 2017 are recorded within Purchase Accounting.

Operating income (loss)

	For the year ended December 31,		$ Change
($ thousands)	2018	2017	$	%
North America Gaming and Interactive	221,868	279,008	(57,140)	(20.5)
North America Lottery	297,836	289,002	8,834	3.1
International	143,182	163,702	(20,520)	(12.5)
Italy	540,187	476,969	63,218	13.3
Operating Segments	1,203,073	1,208,681	(5,608)	(0.5)
Corporate support	(222,779)	(190,796)	(31,983)	16.8
Purchase accounting	(390,708)	(1,108,425)	717,717	(64.8)
	589,586	(90,540)	680,126	> 200.0

The following table sets forth constant currency changes in operating income (loss):

	Constant Currency Change
	2018 vs. 2017
($ thousands)	$	%
North America Gaming and Interactive	(55,714)	(20.0)
North America Lottery	9,027	3.1
International	(20,828)	(12.7)
Italy	39,697	8.3
Operating Segments	(27,818)	(2.3)
Corporate support	(30,384)	15.9
Purchase accounting	717,847	(64.8)
	659,645	>200.0

Operating margin for each of the Company’s operating segments is as follows:

	For the year ended December 31,
	2018	2017
North America Gaming and Interactive	22.1%	24.1%
North America Lottery	25.0%	24.4%
International	17.5%	18.4%
Italy	29.8%	28.0%

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North America Gaming and Interactive

Segment operating margin decreased from 24.1% at year ended December 31, 2017 to 22.1% at year ended December 31, 2018, principally due to service revenue versus product sales margin mix and an increase in depreciation and amortization.

North America Lottery

Segment operating margin increased slightly from 24.4% at year ended December 31, 2017 to 25.0% at year ended December 31, 2018, principally due to strong same store revenue due to multi-state jackpot activity and increased instant tickets sales, partially offset by an increase in depreciation and amortization.

International

Segment operating margin decreased from 18.4% at year ended December 31, 2017 to 17.5% at year ended December 31, 2018, principally due the achievement of certain high-margin contractual milestones in 2017.

Italy

Segment operating margin increased from 28.0% at year ended December 31, 2017 to 29.8% at year ended December 31, 2018, principally due to overall business performance and capital expenditure optimization, partially offset by one time effects of certain reimbursements that did not recur in the current year.

Non-operating expenses

Interest expense

	For the year ended December 31,		$ Change
($ thousands)	2018	2017	$	%
Senior Secured Notes	(351,387)	(390,840)	39,453	(10.1)
Term Loan Facilities	(39,462)	(23,567)	(15,895)	67.4
Revolving Credit Facilities	(27,805)	(34,984)	7,179	(20.5)
Other	(13,036)	(10,200)	(2,836)	27.8
	(431,690)	(459,591)	27,901	(6.1)

Interest expense for the year ended December 31, 2018 decreased by $27.9 million compared to the year ended December 31, 2017, primarily related to:

•                   A $39.5 million decrease in the senior secured notes, principally due to:

◦                   A decrease of $38.8 million due to the redemption of the €500 million 6.625% Senior Secured Notes due February 2018 when they matured on February 2, 2018;

◦                   A decrease of $11.8 million due to the repurchase of $355.7 million of the $500 million 7.500% Senior Secured Notes due July 2019 in June 2017;

◦                   A decrease of $9.1 million due to the September 2018 redemption of the $600 million 5.625% Senior Secured Notes due February 2020 (the “5.625% Notes”);

◦                   An increase of $12.5 million due to the September 2018 issuance of the $750 million 6.250% Senior Secured Notes due January 2027; and

◦                   An increase of $10.9 million due to the June 2018 issuance of the €500 million 3.500% Senior Secured Notes due July 2024; and

•                   A $15.9 million increase in term loan facilities, primarily related to:

◦                   A $26.9 million increase due to the July 2017 execution of the €1.5 billion term loan facility due January 2023; and

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◦                   An $11.0 million decrease due to the July 2017 prepayment of the €800 million term loan facility due January 2019.

Foreign exchange gain (loss), net

The Company recorded foreign exchange gains (losses), net of $129.0 million and $(443.8) million for the years ended December 31, 2018 and 2017, respectively, which are principally non-cash and relate to fluctuations in the euro to U.S. dollar exchange rate on euro denominated debt.

Other (expense) income, net

The components of other (expense) income, net are as follows:

	For the year ended December 31,		$ Change
($ thousands)	2018	2017	2018 vs. 2017
			$	%
Debt related transactions	(54,907)	(31,593)	(23,314)	73.8
Redeemable non-controlling interest	(148,416)	(74,253)	(74,163)	99.9
Other	15	(2,085)	2,100	(100.7)
	(203,308)	(107,931)	(95,377)	88.4

Debt related transactions

In October 2018, the Company redeemed in full its subsidiary’s $144.3 million 7.500% Senior Secured Notes due July 2019 (the “7.500% Notes”) and $96.8 million of its subsidiary’s $124.1 million 5.500% Senior Secured Notes due June 2020 (the “5.500% Notes”) for total consideration, excluding interest, of $248.7 million and recorded a $4.8 million loss on extinguishment of debt in connection with the redemption.

In September 2018, the Company redeemed in full the 5.625% Notes for total consideration, excluding interest, of $617.1 million and recorded a $20.0 million loss on extinguishment of debt in connection with the redemption.

In June 2018, the Company offered to purchase up to €500 million of the €700 million 4.125% Senior Secured Notes due February 2020 (the “4.125% Notes”) and the €500 million 4.750% Senior Secured Notes due March 2020 (the “4.750% Notes”). The Company purchased €262.4 million ($303.6 million) of the 4.125% Notes and €112.1 million ($129.7 million) of the 4.750% Notes for total consideration, excluding interest, of €395.5 million ($457.5 million) and recorded a $29.6 million loss on extinguishment of debt in connection with the purchase.

In June 2017, the Company offered to purchase any and all of the $500.0 million 7.500% Notes and the Company purchased $355.7 million of these notes for total consideration, excluding interest, of $393.5 million. The Company recorded a $25.7 million loss on early extinguishment of debt in connection with the purchase.

Redeemable non-controlling interest

The Company classifies its non-controlling interest in Lottoitalia S.r.l. as a financial liability recorded at amortized cost.  The increase of $74.2 million in accretion expense from December 31, 2018 compared to December 31, 2017 was due to the Company updating the net present value of estimated cash flows due to a revised estimate in the future dividends to be paid.

Non-financial measures

Non-financial measures have a useful role alongside financial measures to inform decision making and to evaluate the Company’s performance.  Refer to the Directors’ Report, Greenhouse gas emissions for further information on non-financial measures.

FUTURE STRATEGY

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The Company’s vision is to maintain our leading presence in the gaming industry through continued innovation, compelling product and service offerings, and excellent government and customer relationships. The Company has the resources, content, technologies, and market leading research and development capabilities to support this vision.

The Company is focused on six broad strategic initiatives:

•                         Grow lottery worldwide;

•                         Gain gaming market share globally;

•                         Expand the PlayDigital segment and increase distribution of IGT’s content library;

•                         Protect the Italy business;

•                         Fully participate in the U.S. sports betting market; and

•                         Grow profits and generate cash.

NAGI

NAGI is focused on regaining its market leading position by supporting a continued turnaround in its premium recurring category, recapturing market share in the core business, and expanding into new gaming verticals and concepts. The Company will support these efforts through concentrated research and development investment, disciplined game and cabinet development, comprehensive customer engagement, and thorough exploration of player preferences. The Company is also well positioned to continue to increase its systems’ market share with the Company’s best-in-class systems agnostic software technology, and to pursue opportunities in under-served markets.

NALO

NALO is focused on continuing to drive same-store sales growth and to achieve growth in instant tickets by innovating game development, changing the distribution paradigm, modernising customer and retailer technology solutions, and driving customer engagement, loyalty and performance.

International

The International segment is focused on stabilizing its position in commercial gaming by growing its installed base, achieving market share expansion for shipped units, installing new systems, and continuing to turnaround the Australian business. The International lottery segment is focused on securing several new contracts, rebids, and multiple contract extensions, thereby strengthening the business’s recurring revenue stream and further strengthening its competitive positioning for upcoming contract opportunities.

Italy

The Italy segment is focused on continuing to protect profitability by continuing to pursue operational efficiency and investing to reinforce long-term strategic positioning.  In lottery, the segment will focus on sustaining long-term scratch and win growth and overall wager stability, leveraging digital, product innovation, and channel convergence, while gaming revenue and profitability will continue to be supported by new content development and a strengthened distribution network. In addition, the Italy segment will continue to see improvements in its betting and interactive performance through strengthened product offering, improved platform quality, and other enhancements.

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MARKET TRENDS

Lottery

A main driver behind lottery growth in maturing markets is same-store sales optimization, while new or under penetrated markets are more focused on driving growth in the player base. The Company anticipates that in North America, instant tickets will continue to outpace online growth through portfolio optimization and advancements in the procurement process. Digital lottery has increased current player engagement and reached new audiences, and it will continue to be a growth driver in existing regulated markets (many of which are in Europe) as well as a source of growth in newly regulated markets.

Gaming Machine

The North America casino market recovery is expected to continue, with Gross Gaming Revenue (GGR) forecasted to grow at a 1.5% Compound Annual Growth Rate (CAGR) over the next four years, according to H2 Gambling Capital. Machine replacement rates are expected to continue to experience low single digit growth in North America while new and expansionary opportunities are expected to achieve more stable short-term growth than in recent years. International markets are expected to benefit from ongoing appreciation in gaming replacements while new market expansion is expected to experience volatility over the next few years.

Digital

The expansion of the digital business is expected from new nationally regulated markets, ongoing adoption of mobile devices, and product innovation. Growth in existing regulated markets is expected to continue to come mainly from interactive betting, lottery, and casino with mobile adoption increasing engagement with existing and new players alike.

PRINCIPAL RISKS AND UNCERTAINTIES

The Company seeks to minimise, control, and monitor the impact of risks to profitability whilst maximizing the opportunities they present.

The Company acknowledges that it faces a number of risks which could impact the achievement of its strategy. While it is not possible to identify or anticipate every risk due to the changing business environment, the Company has an established risk management process to manage and mitigate risk. The Company’s process for identifying and managing risk is set by the board of directors.

Risks are considered in terms of their impact and likelihood from both a financial and reputational perspective. Although not exhaustive, the principal risks facing the Company are essentially categorised into the following broad risk categories:

•                   Risks relating to the Company’s business and industry;

•                   Legal and compliance risks;

•                   Operational risks; and

•                   Financial and tax risks.

The potential impact of these risks and the mitigating controls in place to manage their impact are as follows:

RISK	IMPACT	MITIGATION
Business and industry
Reductions in market discretionary consumer spending, due to general economic or political conditions.	The global economic and political climate may impact the Company and its operations, business, financial conditions or prospects.	We constantly review our business strategy and remain closely aligned with governments and other policy makers across our markets. We also have a diverse portfolio across many regions.

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RISK	IMPACT	MITIGATION

If the U.K.’s membership in the E.U. terminates (Brexit) without a formal withdrawal agreement, there could be further political and economic uncertainty in the U.K. and the E.U. that may impact our global operations.

Because we maintain significant operations in the E.U., Brexit could impact intercompany transactions and increase certain tax liabilities. Our ability to operate in Italy may be negatively impacted if Brexit does not maintain equal rights for U.K. and E.U. companies or the current Italian regulatory framework is modified as a result of Brexit.

We continue to monitor Brexit and its potential impacts on our results of operations, business, financial condition, or prospects.
Termination of or failure to renew or extend contracts and early termination or non-renewal of government concessions.

A significant portion of the Company’s business and profitability will continue to depend upon the portfolio of long-term contracts and the concessions awarded. Failure in the continued ability to retain and extend our existing contracts and win new contracts could have a materially adverse effect on the results of the Company’s operations, business, financial conditions or prospects.

We maintain strong and open relationships with the regulators and operators, carefully monitoring, reviewing, and improving our customer base relationships. We have a strong history of renewing long-term important contracts, including the Italian Lotto and Scratch & Win licenses.

Slow growth and competition in the lottery and gaming industries.	Reduced demand for our products and services may impact the Company and its operations, business, financial conditions or prospects.

We work with other participants in the lottery industry to attract and retain new players, and devote significant resources to developing innovative services, products, and distribution methods/systems.

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RISK	IMPACT	MITIGATION

Our Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure our performance under such contracts and require us to pay substantial monetary liquidated damages in the event of our non-performance. At December 31, 2018, we had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.217 billion.

These instruments present a potential for expense and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on results of our operations, our business, our financial condition, or our prospects.

We strive to perform under each of our contracts. To date, we have not had to pay any substantial monetary liquidated damages as a result of our non-performance.
Intellectual property laws may afford differing and limited protection for our proprietary technology and intellectual property.	Our competitors may duplicate our products, design around our patented products, or gain access to our proprietary technology and intellectual property.

We vigorously protect our proprietary technology and intellectual property to ensure that our competitors do not use such technology and intellectual property. We also prevent disclosure of trade secrets and proprietary know-how through non-disclosure and confidentiality agreements and other contractual restrictions.

Pursuant to our loyalty plan, special voting shares cannot be traded and, immediately prior to the deregistration of ordinary shares from the register of loyalty shares, any corresponding special voting shares shall cease to confer any voting rights in connection with such special voting shares. At February 28, 2019, De Agostini S.p.A. (De Agostini) had an economic interest of approximately 50.64% and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 67.23% of the total voting rights.

De Agostini may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in our management. The loyalty voting structure may limit the liquidity and adversely affect the trading prices of our ordinary shares.

In line with its legal requirements, our board of directors takes actions that are beneficial for us and our shareholders taken as a whole and that are not prejudicial to any individual shareholder.
Legal and Compliance
The extensive and complex laws and regulations applicable to our operations. Responding to changes in or breaches of regulatory or legislative requirements.

Lower than anticipated sales due to legal and compliance (including regulatory) issues could have a materially adverse effect on the results of the Company’s operations, business, financial conditions or prospects. In particular, the Italian government has recently banned gaming advertising and significantly raised gaming taxes.  Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of sports betting or gaming, changes in the compensation paid to licensees, or increases in the number of licenses, authorizations, or licenses awarded to the Company’s competitors, could materially affect its profitability.

We continuously evaluate our exposure to such types of risks for any changes in government regulations and their effect on our operations, business, financial conditions or prospects. We adjust our business strategy as necessary to remain compliant with laws and regulations and also remain profitable.

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RISK	IMPACT	MITIGATION

On January 14, 2019, the U.S. Department of Justice, (the DOJ) published an opinion reversing its previously-issued opinion that the Wire Act was applicable only to sports betting (the 2019 Opinion). The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet provided final guidance on how it plans to enforce the Wire Act in light of the 2019 Opinion.

If the Wire Act is broadly interpreted to prohibit activities in which we and our customers are engaged, we could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or we may be required to substantially change the way we conduct our business, any of which could have a material adverse effect on our results of operations, business, financial condition, or prospects, as they may require significant resources or prevent us from operating in certain sectors or locations.

We are evaluating the 2019 Opinion, the DOJ’s positions on the issues and the implications thereof to us, our customers, and the industries in which we operate.
Operational
Failure to attract, retain, and motivate key management and employees.	Our success relies on the continued service of our senior management and technical personnel, and on our ability to continue to attract, motivate, and retain highly qualified employees.

Provide well-structured and competitive reward and benefit packages that ensure our ability to attract and retain the employees we need. We invest in training and career development opportunities for our people to support them in their careers.

Lack of integrity of our employees, directors, and agents and the security of our systems.	The real and perceived integrity and security of our systems are critical to our ability to attract customers.

The Company strives to set exacting standards of personal integrity for its employees and directors, as well as system security for the systems that it provides to its customers. The Company has a robust global compliance programme that requires employees to acknowledge they understand and comply with Company policies.

Systems, network or telecommunications failures or cyber-attacks may disrupt the Company’s business and have an adverse effect on its results of operations.

Any disruption in our network or telecommunications services, or those of third parties that we utilise in our operations, could affect the Company’s ability to operate our games or financial systems, which would result in reduced revenues and customer downtime.

We continuously implement and improve network security measures and data protection safeguards, including a disaster recovery strategy for back office systems. We also hold insurance policies that can mitigate losses incurred due to cyber-attacks.

Financial and Tax
Covenants in the Company’s debt agreements may limit our ability to operate our business.	The breach of such covenants could materially and adversely affect our business, financial conditions and results of operations as well as our ability to pay dividends.	We maintain long debt maturities and reasonable net debt to EBITDA leverage to help minimise our refinancing risk.
Adverse changes in tax regulation and differing interpretations by authorities on taxation.

Any increases in the levels of taxation or duties to which we are subject, or the implementation of any new taxes or levies to which we will be subject, could have a materially adverse effect on our business, financial conditions and results of operations.

We maintain a well qualified tax department as well as good relationships with third party tax experts, helping to assess these risks and achieve compliance with the relevant tax legislation.

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Approval

This Strategic Report has been approved by the Board of Directors on April 12, 2019.

Signed on behalf of the Board of Directors by:

Marco Sala

Chief Executive Officer

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2.                            REMUNERATION REPORT

REMUNERATION REPORT:

ANNUAL STATEMENT BY THE COMPENSATION COMMITTEE CHAIRMAN

Dear Recipient,

As the Chairman of the Compensation Committee (the Committee), I am pleased to present the Directors’ Remuneration Report of the Parent for the financial year ended December 31, 2018 (the Remuneration Report) for which we seek your support at our Annual General Meeting (AGM) in London on May 17, 2019.

The Remuneration Report is designed to demonstrate the link between the Company’s strategy, its performance and the remuneration outcomes of our Directors and particularly those of our Executive Director and Chief Executive Officer (CEO), Mr. Marco Sala.

We believe our current program is competitive and appropriate within the market where we primarily compete for directors and executive talent. However, we are sensitive to U.K. corporate governance practices and recognize that some aspects of our current remuneration arrangements may not be consistent with these practices. One characteristic that differs from typical U.K. practice but is common and appropriately competitive within our market includes the use of equity for compensating Non-Executive Directors; equity is a common component of Non-Executive Director compensation within our compensation and performance peer groups.

Our remuneration arrangements also take into account the additional director responsibilities involved with service on the board of a public limited company incorporated under the laws of England and Wales, listed on the New York Stock Exchange and subject to the U.S. Securities and Exchange Commission reporting requirements, as compared with other companies that are listed and incorporated solely in the U.K. The Committee aims to balance any conflict between the two sets of guidelines.

Noting the Company does not have to comply with the U.K. Corporate Governance Code, the Remuneration Report has been prepared in accordance with all applicable U.K. legislation, capitalizing on corporate governance and proxy guidelines. Going forward, the Committee is working to bring our remuneration structures in-line with the latest proxy guidelines and with shareholder expectations, as much as possible.

The Remuneration Policy

Following the 16.62% vote against the Parent’s Directors’ Remuneration Policy (the Remuneration Policy) at last year’s AGM, which we understand was largely in relation to the Executive Director’s service contract, we are taking steps to address shareholder concerns through regular engagement and feedback which we feed into our compensation philosophy. The Committee approved changes to severance payment arrangements with Mr. Sala and any future Executive Directors which are in the aggregate substantially less than are permitted under the current Remuneration

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Policy, but required changes to the Remuneration Policy with respect to potential payments made as consideration for non-compete provisions.

The Remuneration Implementation Report

As required by the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations), the Remuneration Implementation Report sets out the payments and awards made to Directors and details the link between the Parent’s performance and remuneration for the 2018 financial year and explains how the Remuneration Policy was implemented in the financial year under review. The Remuneration Implementation Report together with this letter is subject to an annual advisory shareholder vote at the AGM.

2018 Remuneration Highlights

Below are the highlights of the compensation-related decisions that impacted our Directors during 2018:

•      Key Metrics: As set out in the Remuneration Implementation Report, the Parent performed well overall based on key metrics. Under our short-term incentive plan, the Parent achieved its objectives for adjusted operating income and adjusted earnings before interest, income taxes, depreciation and amortization (Adjusted EBITDA) and exceeded its objectives for adjusted net debt.

•      Executive Director Remuneration: The Executive Director received a bonus equal to 232.5% of his base salary under the Parent’s short-term incentive plan and 77.5% of the maximum amount of annual bonus for the financial year ended December 31, 2018. In addition, the performance metrics of the long-term performance based units were partially met and, therefore, the Executive Director’s award vested at 40.2% of the total awards granted (being 37.0% of the maximum opportunity) in accordance with its terms. The performance conditions for the awards granted under the 2015 long-term co-investment plan for the awards vesting this year were also met and vested at 100% of target and maximum.

•      Additional metrics added to LTIP: In 2018, the Committee exercised its discretion to adjust the financial metrics used for the 2016 and 2017 LTIP awards (as permitted by the Remuneration Policy) to enable the Parent to achieve a more balanced result in relation to its outstanding Performance-based Stock Units (PSUs). For these awards, the Committee eliminated the Net Debt / EBITDA leverage ratio and replaced it with a three-year Cumulative Consolidated Adjusted EBITDA and Adjusted Net Debt. These changes were made because the prior plan put too much weight on EBITDA, which was essentially double counted through both the Adjusted EBITDA metric and net debt to EBITDA leverage ratio. This reduced the focus on net debt, which is an important measure of de-leveraging.

•      2018 Long-Term Co-Investment Plan: During 2018, the Committee granted the Executive Director a co-investment award, for which vesting is dependent on absolute total shareholder return (TSR) growth of 20% over the three-year performance period, continued ownership of 345,000 shares during the vesting period and re-investment of at least 50% of the total committed and awarded shares in the next 2021 co-investment plan, if applicable. In addition, Mr. Sala must remain an Executive Director of the Parent until shareholders approve the Parent’s 2020 financial statements at the AGM in 2021.

Substantial changes made to Non-Executive Directors’ Remuneration during the year

The role of a Lead Independent Director was introduced in 2018 - this position was given to an existing independent Non-Executive Director, James McCann. This role has more responsibility attached to it, namely, the Lead Independent Director is required to:

•                         Serve as a liaison between the Chairperson of the Board of Directors (Board) and the independent Directors;

•                         Lead executive sessions of the Board, together with the Chairperson of the Board if the Chairperson of the Board is a non-employee director;

•                         Have authority to call meetings of the Board and meetings of the independent Directors;

•                         Lead the Board in discussions concerning Executive Director performance, compensation and succession, together with the Chairperson of the Board if the Chairperson of the Board is a non-employee director;

•                         Have authority to attend meetings of all committees of the Board, and if requested by institutional and other major shareholders, be available for consultation and direct communication; and

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•                         Perform such other duties and responsibilities as requested by the Board.

Therefore, the Committee has exceptionally granted an additional 20% on top of the current Non-Executive Directors’ base salary and an additional 20% on top of the current Non-Executive Directors’ restricted share unit (RSU) award to James McCann, pro-rated from appointment. This increase was permitted under the Remuneration Policy.

Mr. Vincent Sadusky, Mr. Paget Alves and Ms. Heather McGregor were paid additional fees of $14,000, $7,500 and $7,500, respectively, for participating in (i) dedicated meetings on certain extraordinary transactions of the Parent and additional work required for those meetings, and (ii) the significant time commitment and effort connected to monitoring and evaluating complex technical cybersecurity risks. The Committee granted an additional 10%, 7.5 % and 7.5%, respectively, on top of their current annual fee as Non-Executive Directors. This increase is permitted under the Remuneration Policy.

Changes to the Board during the year

Mr. Paolo Ceretti retired from the Board of Directors of the Parent on May 17, 2018. The Committee considered it appropriate to award him his full RSU award as he retired on the date of the 2018 AGM and RSU awards run from AGM to AGM. However, his fee was pro-rated from January 1 through to his retirement date.

Mr. Philip Satre also retired from the Board of Directors of the Parent as Chairman effective August 6, 2018. The Committee deemed it appropriate to award him his full RSU award as he served at least eight years as a Director of the Parent or predecessor companies and so was entitled to the full RSU award under his RSU agreement. His fee was pro-rated from January 1 through to his retirement date.

In conclusion

The Remuneration Report, consisting of the Annual Statement by the Compensation Committee Chairman, the Remuneration Policy and Remuneration Implementation Report is compliant with its reporting requirements and forms part of the statutory annual reports and accounts of the Parent for the year ended December 31, 2018. We welcome your feedback as we remain committed to open and transparent dialogue with shareholders and we hope to receive your support at the forthcoming AGM.

Gianmario Tondato Da Ruos

Chairman of the Compensation Committee

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REMUNERATION REPORT: REMUNERATION IMPLEMENTATION REPORT

This part of the Remuneration Report has been prepared in accordance with the Regulations. The information in this section has been audited where required under the Regulations save for the paragraphs on the performance graph, the relative importance of spend on pay, the statement of implementation of the Remuneration Policy in 2018, the consideration by the directors of matters relating to directors’ remuneration, the statement of voting at last year’s AGM, the service agreements, and the statement of consideration of shareholder views.

Executive Director’s remuneration as a single figure - audited

The remuneration of the Executive Director for the financial years ended December 31, 2018 and 2017 is set out below and relates to his performance of his role as the Executive Director of the Parent or in connection with the management of the affairs of any subsidiary of the Parent. Total remuneration of the Executive Director decreased $0.4 million in 2018 as compared to 2017, excluding 2018 remuneration of $10.2 million related to the settlement of the 2015 Co-Investment award, which is granted once every three years, and a $0.9 million housing allowance payment made once every three years.

The remuneration of the Non-Executive Directors is set out on page 44.

($)	Salary(1)	Benefits(2)	Annual Bonus(3)	LTIP(4)	Pension(5)	Total(6)
2018	922,590	4,127,103	2,325,000	11,680,286	913,281	19,968,260
2017	887,588	3,415,827	1,832,250	2,545,109	558,172	9,238,946

(1)             Mr. Sala’s annual salary is $1,000,000, which is paid 70% in the U.K. in pounds sterling (converted at an exchange rate 1.33) and 30% in Italy in Euros (converted at an exchange rate of 1.18). This payment arrangement requires periodic true-ups related to foreign currency fluctuations.

(2)             Taxable benefits include the following:

($)	Housing(a)	Car Benefit	Meals, Travel & Other Allowances	Health Insurance	Tax(b)	FX Adjustments(c)	Total Taxable Benefits
2018	968,804	19,290	44,583	4,425	1,939,062	1,150,939	4,127,103
2017	12,673	22,882	7,758	4,232	3,368,281	—	3,415,826

(a)       The 2018 housing benefit includes a $944,800 housing allowance payment, which is paid once every three years per Mr. Sala’s Italian employment agreement.

(b)       Represents foreign tax payments net of reimbursements of $1,849,439 and other tax equalization and preparation services of $89,623.

(c)       Represents the 2018 payments to adjust prior periods’ salary and bonus payments for foreign currency fluctuations, per Mr. Sala’s employment contract.

(3)             Represents annual bonus earned for the annual performance periods ended 2018 and 2017, paid in 2019 and 2018, respectively.

(4)             The amount in 2017 has been modified to represent units earned subject to performance periods ended 2017 multiplied by the market price of the underlying shares as at such settlement date. Previously the reported 2017 amount of $5,453,150 represented the units vested in 2017 multiplied by the market price of the underlying shares as at such vesting date. Total LTIP is as follows:

	Performance Units(a)		Co-Investment Units(b)(d)		Co-Investment Options(c)(d)		Total LTIP
	Shares	($)	Shares	($)	Shares	($)	Shares	($)
2018	89,656	1,471,986	250,000	7,045,400	250,000	3,162,900	589,656	11,680,286
2017	88,702	2,545,109	—	—	—	—	88,702	2,545,109

(a)       The 2018 amount represents 40.2% of target PSUs subject to the 2016 through 2018 performance period, which will vest in April 2019 and 2020 multiplied by $16.42, the three-month average closing stock price ending December 31, 2018. The 2017 amount represents 69% of target PSUs subject to the 2015 through 2017 performance period, which were settled on April 10, 2018, multiplied by the settlement date closing stock price of $28.69.

(b)       Represents units subject to the 2015 co-investment award, which was settled on May 18, 2018, multiplied by the settlement date closing price of $28.18.

(c)       Represents options subject to the 2015 co-investment award, which was settled on May 18, 2018, multiplied by the difference between the settlement date closing price of $28.18 and the option exercise price of $15.53.

(d)       Under the Co-Investment vesting rules, 50% of the award is reinvested in the plan, the amount in the single figure table above includes the value of the required reinvestment.

(5)             Pension includes base pension contributions, severance and employer social tax contributions, net of employee contributions, in respect of his Italian service agreement. Mr. Sala does not participate in any U.K. pension plan.

(6)             Total remuneration reflects all remuneration related to Mr. Sala’s employment contract with the Parent, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A. which merged with and was absorbed by Lottomatica Holding S.r.l., effective December 1, 2018.

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Performance against performance conditions for the STIP - audited

Bonuses under the STIP are earned by reference to the financial year and paid in March following the end of the financial year.

The Committee reviews the performance measures and targets of the STIP annually to evaluate whether these measures remain appropriately aligned to the Parent’s overall business strategy. Payment to the Executive Director under the 2018 STIP was based on both predetermined financial performance metrics, including Adjusted Consolidated Corporate EBITDA (EBITDA), Adjusted Consolidated Operating Income (OI) (excluding Purchase Price Accounting) and Adjusted Consolidated Net Debt, and individual Management by Objectives (MBOs). Target payments continue to be based on 150% of the Executive Director’s salary with a maximum opportunity of 300% of base salary.

The table below sets out the 2018 STIP financial metrics, actual performance and the bonuses accruing in 2018 to the Executive Director:

($ in millions)	Weighting	Threshold	Target	Maximum	2018 Performance	Payout %
Financial Performance Measures
Adjusted Consolidated OI	25%	848	942	1,036	955	113%
Adjusted Consolidated EBITDA	25%	1,523	1,692	1,862	1,713	107%
Adjusted Consolidated Net Debt	30%	8,109	7,911	7,713	7,673	200%
Personal Performance Measures
MBOs	20%					200%
Payout as % of Target						155.0%
Payout as % of Maximum						77.5%

During financial year ended December 31, 2018, Mr. Sala exceeded targets related to his individual MBOs which were weighted 50% on achieving specific organizational redesign synergies and 50% on achieving global transformation milestones, all of which the Company deems commercially sensitive as these are related to longer-term strategic initiatives.

Performance against performance conditions for the LTIP vesting - audited

The LTIP amount included in the 2018 single total figure of remuneration reflects the PSUs granted in 2016 (together with the performance units and performance stock options granted under the Co-Investment Plan - see below). Vesting was dependent on performance over three financial years ending on December 31, 2018 and continued service until April 1, 2019 for 50% of the units earned and April 1, 2020 for the remaining 50% of units earned. The performance achieved against the performance targets is shown below.

($ in millions)	Threshold	Target	Maximum	2018 Performance	Performance % of Target	Payout %
2016 - 2018 Adjusted Cumulative EBITDA	5,169	5,588	5,867	5,342	95.6%
Adjusted Net Debt	7,870	7,570	7,270	7,428	101.9%
EBITDA/Net Debt Matrix Result						63.7%
Relative TSR Modifier	<25th	60th	>75th	38.0%	63.3%	84.3%
Performance results (% of target)(1)						53.7%
Plan Adjustment Factor(2)						75.0%
Total units earned (% of target)(3)						40.2%
Total units earned (% of maximum)(4)						37.0%

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(1)             EBITDA/Net Debt Matrix Result payout (63.7%) multiplied by Relative TSR Percentile payout (84.3%).

(2)             In conjunction with the modification to the 2016 - 2018 financial metrics, the Compensation Committee also approved a 25% reduction in earned shares per the revised performance metrics. Therefore, the 75% plan adjustment factor reduces the earned units by 25%.

(3)             Total units earned is the product of payout under the performance results multiplied by the 75% plan adjustment factor.

(4)             The maximum number of shares to be earned under the plan, including the 25% reduction approved in 2018, is 108.75% of target.

Performance against performance conditions for the Co-Investment Plan - audited

The amount relating to the Co-Investment Award in the 2018 single total figure of remuneration reflects the performance stock options and performance stock units granted to Mr. Sala under the co-investment agreement entered into with the Parent in November 2015 (2015 Co-Investment Agreement). The purpose of the 2015 Co-Investment Agreement was to focus Mr. Sala on the strategic and business objectives of the Company as well as further aligning the interests of Mr. Sala with those of the Company’s shareholders. Under the agreement, the Parent agreed to match (up to a maximum 500,000 ordinary shares) Mr. Sala’s existing ownership of 500,000 ordinary shares in the Parent. The 500,000 ordinary shares were to be comprised of up to 250,000 ordinary shares and 250,000 options for ordinary shares. Vesting was dependent on different metrics as set out below over the three financial years ending on December 31, 2017.

•                   Continued service with the Parent as CEO until the date on which the annual accounts for the year ended December 31, 2017 were approved by the Directors (the Vesting Period);

•                   The 500,000 ordinary shares were continuously held by the CEO for the duration of the Vesting Period;

•                   The volume weighted average price of the Parent’s shares during the 90-day trading period ending on the vesting date (Applicable Share Price) being equal to or greater than $16.83, which is the 20-day average closing price ending on the grant date, increased by 5%; and

•                   There is a re-investment of 50% of the total committed and awarded shares (involving the use of cash proceeds for any exercised performance stock options, net of tax) in a subsequent three-year Co-Investment Award agreement if in the financial year ending December 31, 2018, Mr. Sala is reappointed in his role as CEO for another three year mandate. The percentage re-invested into the requisite shares would be accounted for to satisfy the Parent’s share ownership requirements under the agreement.

During the financial period ended 2018, the Committee determined Mr. Sala had met all of the performance conditions, including the adoption of the 2018 Co-Investment Award Agreement as discussed below. Accordingly, on May 17, 2018, all performance stock units and performance stock options subject to the 2015 Co-Investment Award agreement vested in full. The options subject to the award have an exercise price of $15.53 and will expire in 2022.

Pensions - audited

The Parent offers a group personal pension plan, under which the Parent may match the contributed percentage of base salary (between 2% and 6%) plus one percent up to a maximum of 7% for contributions at 6% or above. Mr. Sala does not currently participate in the group personal pension plan.

The figure in the single-figure table reflects Mr. Sala’s Italian pension under his service agreement with Lottomatica S.p.A. which merged with and was absorbed by Lottomatica Holding S.r.l. (Lottomatica), effective December 1, 2018.

This pension fund is structured as a contribution scheme. The employee contributions rate is equal to 10.19% and the employer quota is approximately 27%. The estimated retirement date for Mr. Sala is in January 2027, which, in accordance with Italian regulations, could be postponed to March 2027.

As far as the contributions to the Italian integrative pension fund are concerned, Mr. Sala’s contributions are levied at a rate of 3.45% on remuneration earned for his employment under the Lottomatica service agreement. Lottomatica contributes 8.55% of such remuneration.

During the financial year ended December 31, 2018, there was no accrual for an Italian severance payment for Mr. Sala.

Schemes interests awarded during the financial year - audited

In 2018, 100% of the awards granted to the Executive Director under the Parent’s LTIP were PSUs (2018 PSUs); 50% of the awards granted under the Parent’s Co-Investment Plan were PSUs and 50% of the awards were performance based stock options (together the 2018 Co-Investment Awards). The table below sets out the details of the 2018 PSUs and the 2018 Co-Investment Awards granted to our Executive Director from January 1, 2018 through December 31, 2018:

Annual Reports and Accounts 2018	Page | 38

Type of Award	Maximum Units/Options	Face Value on Grant Date(1) ($)	Vesting
PSUs under the LTIP	227,771	6,860,463	Based on 2018, 2019 and 2020 performance; 50% vesting in 2021 and remaining 50% vesting in 2022
PSUs under the Co-Investment Plan	172,500	5,195,700	May 2021 Based on Co-Investment Criteria
Performance Stock Options under the Co-Investment Plan	172,500	—	May 2021 Based on Co-Investment Criteria

(1)             The face value on grant date is calculated as the maximum number of units or options which could be earned under the award times the difference between the Price on Grant Date and the Exercise Price, if applicable, as follows:

Performance Awards	Maximum Units/Options	Price on Grant Date ($)	Exercise Price ($)	Face Value on Grant Date ($)
PSUs under the LTIP	227,771	30.12	—	6,860,463
PSUs under the Co-Investment Plan	172,500	30.12	—	5,195,700
Performance Stock Options under the Co-Investment Plan	172,500	30.12	30.12	—

Vesting criteria of the 2018 PSUs

The vesting of the 2018 PSUs is tied to three performance metrics:

Three-Year Cumulative Consolidated Adjusted EBITDA	Profitability measure
Adjusted Net Debt	Use of Cash
Relative TSR	Performance Against Peers

In 2018, the Committee adjusted the financial metrics used for the 2016 and 2017 LTIP awards to enable the Parent to achieve a more balanced scoring result in its outstanding PSUs. For these awards, the Committee eliminated the Net Debt / EBITDA leverage ratio and replaced it with a three-year Cumulative Adjusted EBITDA and Adjusted Net Debt. Adjusted EBITDA and TSR were selected as performance measures because they provide strong focus on profit and alignment to shareholder returns, respectively. The Adjusted Net Debt Scoring Factor is designed to ensure focus on de-leveraging and reducing net debt. Financial objectives were established by the Committee and reviewed by the Board, consistent with the authorization provided by the Parent’s shareholders. The following metrics discussed below were used for the 2018 PSUs based on performance over the measurement period of 2018 through 2020, which will vest 50% in 2021 and 50% in 2022. These changes were made because the prior plan put too much weight on EBITDA, which was essentially double counted through both the Adjusted EBITDA metric and net debt to EBITDA leverage ratio. This reduced the focus on net debt, which is an important measure of de-leveraging.

Vesting criteria for the 2018 PSUs in 2021 and 2022 based on performance in 2018 - 2020

•      A three-year Cumulative Consolidated Adjusted EBITDA of at least 92.5% of the plan target $5.262 billion;

•      An Adjusted Net Debt Scoring Factor measured on an Adjusted EBITDA/Adjusted Net Debt Scoring Matrix that positively or negatively adjusts the EBITDA payout based on net debt results versus the plan target of $7.381 billion; and

•      Relative TSR against the Russell Mid Cap Market Index.

Step 1: Adjusted EBITDA

Adjusted EBITDA Target $5.262 billion	<92.5%	92.5%	100%	105%
% Vesting	-	33.5%	100%	110%

Linear interpolation will be used between the applicable Adjusted EBITDA targets set forth above. In no event will the Adjusted EBITDA Payment Factor exceed 110%. Target Adjusted EBITDA for the measurement period is $5.262 billion with adjustments for  the following: foreign currency exchange differences (EUR only); US GAAP accounting changes; acquisitions, divestitures and asset sales; restructuring cost in excess of the Parent’s strategic plan, from time to time, to be applied as negative adjustment to EBITDA.

Annual Reports and Accounts 2018	Page | 39

Step 2: Adjusted Net Debt Scoring Factor

The Adjusted Net Debt Scoring Factor is a secondary scoring criteria that positively or negatively adjusts the Adjusted EBITDA payout based upon Adjusted Net Debt results versus the plan. Adjusted Net Debt refers to net debt as reported by the Company for the relevant period and Target Net Debt for the measurement period is $7.381 billion with adjustments for the following: foreign currency exchange differences (EUR only); US GAAP accounting changes; acquisitions, divestitures, asset sales, refinancing, minority capital and transaction costs; stock transactions (i.e., net settlement, buy back); timing of significant upfront contract payments; and dividends and factoring/securitization. In no event will the Adjusted Net Debt Scoring Factor exceed 106%.

Step 3: Adjusted EBITDA/Adjusted Net Debt Payment Matrix

Adjusted EBITDA and Adjusted Net Debt performance are combined in a grid of outcomes: the Adjusted EBITDA and Adjusted Net Debt Payment Matrix. The Adjusted EBITDA and Adjusted Net Debt Payment Matrix is the net vesting percentage, prior to TSR adjustment, resulting from the combined Adjusted EBITDA and Adjusted Net Debt Performance, which is determined at the end of the performance period as follows:

•      Actual Adjusted EBITDA is divided by Target Adjusted EBITDA to determine the percent attainment versus Target;

•      Actual Adjusted Net Debt is compared to the Target Net Debt; and

•      These two metrics are combined in the Adjusted EBITDA and Adjusted Net Debt Payment Matrix to result in a single financial score that is used to determine the vesting percentage prior to the TSR adjustment. In no event will the Adjusted EBITDA and Adjusted Net Debt Payment factor exceed 116%.

Step 4: Relative TSR Payment Factor

Relative TSR Payment Factor	<25th Percentile	60th Percentile	>75th Percentile
% Vesting	75%	100%	125%

The Relative TSR Payment Factor is based on relative TSR for the companies included in the Russell MidCap Index as of the first day of the measurement period. After Adjusted EBITDA and Adjusted Net Debt are calculated, the TSR modifier is applied to the calculated vesting.

Step 5: Performance Factor

The Performance Factor is the product of the Adjusted EBITDA and Adjusted Net Debt Payment Matrix, multiplied by the Relative TSR Payment Factor. Actual vesting under the plan can range from 0% to 145% if all maximum targets are met.

Vesting criteria of the 2018 Co-Investment Awards

On May 15, 2018 the Executive Director, Mr. Marco Sala, entered into a co-investment agreement with the Parent. The purpose of the agreement is to focus the CEO on the strategic and business objectives of the Company as well as further aligning the interests of the CEO with those of the shareholders of the Parent. Under the agreement, the Parent agreed to match the CEO’s existing ownership of 345,000 ordinary shares in the Parent. The 345,000 ordinary shares were to be comprised of up to 172,500 ordinary shares and 172,500 options for ordinary shares, so long as the following performance conditions are met:

•                   Absolute TSR is equal to or greater than 20% over the three-year performance period (the initial price of $28.32 is equal to the 20-trading-days average stock price ending on the date of grant, and the final price is equal to the 60-trading-days-average stock price ending on the approval of the Parent’s 2020 financial statements at the AGM in 2021);

•                   The CEO’s continued ownership of 345,000 ordinary shares during the three-year performance period;

•                   The CEO remains an Executive Director of the Parent until the shareholders approve the Parent’s 2020 financial statements at the AGM in 2021; and

•                   The CEO’s agreement to re-invest 50% of the total committed and awarded shares (considering also cash proceeds for exercised stock options, net of tax) in the next three-year co-investment plan if in 2021 he is confirmed as an Executive Director of the Parent for another three-year mandate.

Annual Reports and Accounts 2018	Page | 40

According to the terms of 2018 Co-Investment Award, if all of the conditions listed above are met, all shares and all options will fully vest on the date the shareholders approve the Parent’s 2020 financial statements at the AGM in 2021. Options will have an additional three-year exercise period, with the option exercise price on the date of grant of $30.12.

Statement of Executive Director’s shareholding and share interests - audited

Executive Director’s interests in performance share awards

The table below sets out details of the interests of the Executive Director in performance share awards for the year ended December 31, 2018:

Date of Grant	Awards Held at January 1, 2018	Granted/ Performance Adjustments During the Year(1)	Shares Vested During the Year	Awards Held at December 31, 2018(2)	Market Price at Grant Date	End of Performance Period	Vesting Date
05/31/2014	38,938	272	39,210	—	$20.29	2016	2017 & 2018
11/10/2015	128,554	(39,852)	88,702	—	$16.00	2017	2017 & 2018
11/30/2015	250,000	—	250,000	—	$15.53	2017	2018
07/26/2016	223,025	(133,369)	—	89,656	$21.11	2018	2019 & 2020
05/23/2017	184,576	—	—	184,576	$20.63	2019	2020 & 2021
05/15/2018	—	157,084	—	157,084	$30.12	2020	2021 & 2022
05/15/2018	—	172,500	—	172,500	$30.12	2021	2021

(1)  The 272 share increase in the May 31, 2014 award relates to dividend equivalent units earned prior to vesting. Prior year decreases relate to adjustments for actual performance achieved.

(2) No award held at December 31, 2018 is eligible to receive dividends or dividend equivalents.

Executive Director’s interests in share options

The table below sets out details of the interests of the Executive Director in share options which are outstanding at December 31, 2018:

Date of Grant	Awards Held at January 1, 2018	Granted During the Year	Exercised During the Year	Awards Held at December 31, 2018	Exercise Price(1)	End of Performance Period	Vesting Date	Expires On
07/30/2013	251,329	—	—	251,329	$21.74	2015	2016	2019
07/31/2014	328,124	—	—	328,124	$20.29	2016	2017	2020
11/30/2015	250,000	—	—	250,000	$15.53	2017	2018	2022
05/15/2018	—	172,500	—	172,500	$30.12	2021	2021	2024

(1)  The market price at grant date is equal to the exercise price of the stock option.

Executive Director’s total share interests

The table below shows the Executive Director’s share interests at December 31, 2018, including shares held by connected persons.

Performance Shares	Share Option Grant	Total of Outstanding Options and Shares	Shares Beneficially Owned Outright(1)
603,816	1,001,953	1,605,769	1,560,169

(1)  All shareholding ownership guideline requirements have been complied with to the extent applicable.

Total remuneration of the Chief Executive Officer

Annual Reports and Accounts 2018	Page | 41

The table below sets out the total remuneration of the CEO for the financial years ended  December 31, 2011 to 2018, inclusive. Please note that Mr. Sala was CEO of the Parent from April 7, 2015 to the year ended December 31, 2018 and remains CEO as at the date of this document. Prior to this time, Mr. Sala was a director of the subsidiaries.

	2018(1) ($)	2017 ($)	2016 ($)	2015(1) ($)	2014 (€)	2013 (€)	2012 (€)	2011 (€)
Salary and Benefits	5,962,974	4,861,587	2,598,463	3,139,008	1,768,256	1,727,901	1,710,893	1,626,110
STIP paid as % of maximum	77.5%	61.0%	81.9%	75.0%	96.3%	93.3%	96.1%	85.0%
LTIP vested as a % of maximum (awards actually vested in year)	37.0%	85.8%	72%	78%	100%	92%	66%	0% - 2008 LTI

(1) Salary and benefits include a housing allowance paid once every three years subject to his Lottomatica contract.

Percentage change in the remuneration of the Chief Executive Officer

The following table compares the percentage change, year over year, in Mr. Sala’s base salary, benefits and annual bonus, with the change in the average of those components for employees as a whole, in all jurisdictions.

Category	Executive Director	Company
Salary(1)	3.94%	(2.42)%
Benefits(2)	20.82%	(5.41)%
Annual Bonus	26.89%	8.91%

(1)    In effect, there has been no percentage change in the CEO’s Salary for 2018. The 3.94% difference is due to foreign exchange rate fluctuations between pounds sterling, Euro and dollar figures for 2017 and 2018.

(2)    The percentage change for the CEO’s benefits is primarily related to 2018 payments of $1,150,939 to adjust prior periods’ salary and bonus payments for foreign currency fluctuations and a $944,800 housing allowance payment which is paid once every three years offset by a $1,429,219 decrease in foreign tax payments net of reimbursements.

Total shareholder return performance graph

The chart below shows the TSR index for the Company as against the Russell Mid-Cap Index. The Company considers it appropriate to benchmark its performance to the Russell Mid-Cap Index due to the Company’s nature and size.

Annual Reports and Accounts 2018	Page | 42

Relative importance of spend on pay

The following table shows the year-on-year movement in total remuneration of all employees, compared to the level of dividends paid and declared on ordinary shares in respect of the financial years ended December 31, 2017 and 2018:

(1)             The total pay decreased 0.7% in 2018 when compared to 2017.

(2)    Dividends increased 0.4% in 2018 when compared to 2017.

(3)    The Parent is not aware of any other extraordinary payments utilising cash flow or profit. Total Pay includes wages, benefits, STIP, LTIP, and training and other personnel costs. 2018 Total Pay is calculated at the prior year’s foreign exchange rate to 2017 actual Total Pay.

(4)    There were no share buy-backs for the financial years ended December 31, 2017 and 2018.

Annual Reports and Accounts 2018	Page | 43

Non-Executive Directors’ remuneration as a single figure - audited

The remuneration of the Non-Executive Directors for the financial years ended December 31, 2018 and 2017 is set out below and relates to his or her performance of his or her role as a Non-Executive Director of the Parent.

($)	Fees	Taxable Benefits(1)	RSU(2)	Total
Lorenzo Pellicioli (Chairman)(3)
2018	100,000	16,247	286,848	403,095
2017	100,000	4,369	221,310	325,679
James McCann (Lead Independent Director)(4)
2018	122,651	54,785	286,848	464,284
2017	120,000	34,699	221,310	376,009
Paget Alves(5)
2018	107,500	11,679	286,848	406,027
2017	100,000	33,848	221,310	355,158
Paolo Ceretti(6)
2018	50,000	1,514	286,848	338,362
2017	100,000	2,459	221,310	323,769
Alberto Dessy(7)
2018	110,730	—	286,848	397,578
2017	104,000	—	221,310	325,310
Marco Drago
2018	100,000	63,868	286,848	450,716
2017	100,000	44,594	221,310	365,904
Patti Hart
2018	100,000	17,224	286,848	404,072
2017	100,000	10,858	221,310	332,168
Heather McGregor(5)
2018	107,500	—	286,848	394,348
2017	81,667	—	44,054	125,721
Vincent Sadusky(8)
2018	154,000	25,714	286,848	466,562
2017	140,000	20,892	221,310	382,202
Philip Satre(9)
2018	61,331	12,972	512,128	586,431
2017	150,000	50,148	276,632	476,780
Gianmario Tondato Da Ruos
2018	130,000	—	286,848	416,848
2017	130,000	—	221,310	351,310

(1)             Primarily relates to reimbursable meal and travel expenses for attending Board of Director meetings in the U.K. Amounts in 2017 have been modified to reflect this compensation.

(2)             Unless otherwise noted below, RSU($) represents the number of shares vested on May 18, 2018 times the closing stock price $30.38.

(3)             Mr. Pellicioli was appointed Chairperson effective November 19, 2018.

(4)             Mr. McCann was appointed Lead Independent Director effective November 19, 2018 and received a prorated amount of additional compensation.

(5)             Fees include payment of $7,500 for participating in (i) dedicated meetings on certain extraordinary transactions of the Parent and additional work required for those meetings, and (ii) the significant time commitment and effort connected to monitoring and evaluating complex technical cybersecurity risks. The additional payments are aligned with the Remuneration Policy as the maximum opportunity for an increase in fees on an annual basis is 10% of that year’s annual fees rising to a maximum of 20% in exceptional circumstances. Ms.McGregor’s fees and RSU in 2017 were pro-rated from her appointment on March 8, 2017.

(6)             Mr. Ceretti retired from the Board of Directors effective May 16, 2018, therefore his fee has been pro-rated from January 1 through his retirement date.

(7)             Mr. Dessy fees include 4% stipend related to Italian regulatory requirements.

(8)             Fees include payment of $14,000 for participating in (i) dedicated meetings on certain extraordinary transactions of the Parent and additional work required for those meetings, and (ii) the significant time commitment and effort connected to monitoring and evaluating complex technical cybersecurity risks. The additional payments are aligned with the Remuneration Policy as the maximum opportunity for an increase in fees on an annual basis is 10% of that year’s annual fees rising to a maximum of 20% in exceptional circumstances.

(9)             Mr. Satre retired from the Board of Directors effective August 6, 2018, therefore his fee has been pro-rated from January 1 through his retirement date. Furthermore, Mr. Satre’s RSUs includes $358,575 for services performed through May 17, 2018 and $153,553 for services performed from May 17, 2018 through his retirement date, which vested on September 14, 2018 at a closing stock price of $18.66.

Annual Reports and Accounts 2018	Page | 44

Non-Executive Directors’ share interests - audited

The table below shows the Non-Executive Directors’ share interests at December 31, 2018, unless otherwise noted, including shares held by connected persons.

Name	Restricted Shares	Total of Outstanding Options and Shares	Shares Beneficially Owned Outright(1)
Lorenzo Pellicioli(2)	6,583	6,583	89,564
James McCann(3)	7,249	7,249	71,332
Paget Alves	6,583	6,583	27,983
Paolo Ceretti(4)	—	—	30,938
Alberto Dessy	6,583	6,583	24,405
Marco Drago	6,583	6,583	20,986
Patti Hart	6,583	6,583	58,325
Heather McGregor	6,583	6,583	6,106
Vincent Sadusky	6,583	6,583	35,123
Philip Satre(4)	8,229	8,229	77,568
Gianmario Tondato Da Ruos	6,583	6,583	21,993

(1)             All shareholding ownership guideline requirements have been complied with to the extent applicable.

(2)             Mr. Pellicioli’s restricted shares excludes 1,667 RSUs awarded on February 12, 2019, which reflects a pro-rated grant related to his November 13, 2018 appointment as Chairman of the Parent for service through the date of the 2019 AGM.

(3)             Mr. McCann’s restricted shares includes 666 RSUs awarded on November 13, 2018, which reflects a pro-rated grant related to his November 13, 2018 appointment as Lead Independent Director of the Parent for service through the date of the 2019 AGM.

(4)             Mr. Ceretti and Mr. Satre retired from the Board on May 22, 2018 and August 6, 2018, respectively, and do not have any outstanding equity subject to the Plans. Their beneficial ownership is as of each of their respective retirement dates.

Payments to past Non-Executive Directors and payments for loss of office

Mr. Ceretti and Mr. Satre retired as a members of the Board of Directors of the Parent on May 17, 2018 and August 6, 2018, respectively. Their fees and RSU awards have been included in tables above.

There have been no other payments of money or other assets to any director of the Parent who was not a director of the Parent or for loss of office, in each case, at any time during the financial year ended December 31, 2018.

Compensation Committee Meetings & Consideration of Matters Relating to Directors’ Remuneration

The Committee is responsible for recommending to the Board the remuneration policy for directors and for setting the remuneration packages for the Chairman, each Executive Director and each Non-Executive Director. The Committee also has oversight of the remuneration policy and packages for other senior members of staff.

The Committee currently comprises three independent Non-Executive Directors. As at the date of this document, the Committee is chaired by Mr. Gianmario Tondato Da Ruos, and its other members are Mr. Paget Alves and Mr. Alberto Dessy. All members served on the Committee since its establishment on April 7, 2015 up to the date of this document.

The Committee held four meetings during the year. Attendance at the meetings is shown in the table below.

Director	Attendance Percentage
Gianmario Tondato Da Ruos (Chairman)	100%
Paget Alves	100%
Alberto Dessy	100%

Annual Reports and Accounts 2018	Page | 45

The CEO does not attend the meetings of the Committee, however, certain officers and employees, such as the Executive Vice President of People and Transformation, the Chief Financial Officer, the General Counsel and the Company Secretary of the Parent, usually attend meetings of the Committee, save in circumstances in which that person is the subject of the meeting.

During its meetings, the Committee may also receive assistance and advice from third parties. The Committee has been advised by Mercer for the financial year ended December 31, 2018. Mercer is part of the Marsh & McLennan Companies, Inc., a global professional services firm, a third party unconnected with the Parent. The Committee has therefore satisfied itself that the advice received from Mercer was objective and independent. The total fees in relation to the advice provided to the Committee and the Board during the year were $276,175. Mercer also assists the Company in providing general consulting services, salary surveys, and advice on its 401(k) plans in the U.S.. The principal activities undertaken by the Committee for the year ended December 31, 2018 consisted of:

•                       Reviewing the remuneration of the Executive Director and Non-Executive Directors;

•                       Monitoring compliance with guidelines on share ownership by the Directors in the Parent;

•                       Reviewing legal and market practice updates in the U.K. and the U.S.; and

•                       Approving updates to the Compensation Committee charter, clawback policy, expense reimbursement policy and any other compensation related policies; .

While the Remuneration Policy provides the framework for Directors’ remuneration, it is intended that the Committee be entitled to exercise a level of discretion in certain circumstances, when it deems appropriate. The Committee may not use any discretion outside the Remuneration Policy without first seeking shareholder approval.

External advisors

No external advisors assisted the Parent with the drafting of this report.

External directorships

The Directors are required to inform the Nominating and Corporate Governance Committee in the event an external commitment (e.g. employment or directorship) is taken up in a publicly held company. Salary and fees for such external commitments may be retained by the Director in question.

Statement of voting

At the 2018 AGM, 88.28% of voting shareholders voted in favour of the 2017 Report on Remuneration, with 0.37% voting against the resolution and 2.26% abstaining from voting. The remaining 9.09% did not cast a vote. On the Remuneration Policy, 72.04% of voting shareholders voted in favour of the resolution, with 16.62% voting against the resolution and 2.26% abstaining from voting. The remaining 9.08% did not cast a vote.

Annual Reports and Accounts 2018	Page | 46

REMUNERATION REPORT:

REMUNERATION POLICY

Policy overview

The current remuneration policy was approved by shareholders at the Company’s 2018 AGM. The Company does not currently intend to implement any new elements of remuneration, however, certain proposed changes to the executive director’s service agreement, including in relation to post-employment restrictive covenants, require amendments to the current policy. Pursuant to the proposed changes, the period during which the executive director is subject to post-employment restrictive covenants will be extended from 9 months to 24 months. In consideration for complying with such covenants, the executive director will be entitled to receive a lump sum payment on termination calculated by reference to two years’ base salary and short-term incentives as described in the “Executive Director’s contractual arrangements” section below. In addition, the amount of any severance payment to which the executive director may be entitled will be reduced from three years’ base salary and short-term incentives at maximum level to one year’s base salary.

The Committee believes the overall reduction in the quantum of termination payments and the extended restrictive covenant period are beneficial changes which provide additional protection for the Company in the event of the executive director’s termination and Shareholders are therefore being asked to approve a new remuneration policy (the Remuneration Policy).

The proposed Remuneration Policy, if approved at this year’s AGM, will remain in effect until changes to the policy are made, which require shareholder approval, or until the policy is put before shareholders for approval at the 2022 AGM, whichever is sooner.

The proposed Remuneration Policy begins with an outline of remuneration structures and is followed by the executive director and non-executive director remuneration policy tables and narrative.

The aim of the Remuneration Policy is to:

•                       Attract, retain, and motivate high calibre directors;

•                       Focus those directors on the delivery of the Company’s strategic and business objectives;

•                       Promote a strong and sustainable performance culture; and

•                       Align the interests of directors with those of the shareholders.

Remuneration of the executive director is determined by the Committee and is subject to the provisions of the Parent’s articles of association and the Parent’s proposed Remuneration Policy.

Implementation of the Remuneration Policy for the Executive Director the year ending December 31, 2019

The proposed Remuneration Policy, if approved at the AGM, will be implemented in 2019 with effect from the AGM as follows.

Salary

For the financial year ending December 31, 2019, the Committee has determined not to increase the Executive Director’s salary. The results of the salary review are set out in the table below:

Salary FY19	Salary FY18	Percentage Change
$1,000,000	$1,000,000	0%

Annual salary is equal to $1,000,000, which is paid 70% in the U.K. in pounds sterling (£450,520) and 30% in Italy in Euros (€272,003). This payment arrangement requires periodic true-ups for currency fluctuations to ensure he is paid

Annual Reports and Accounts 2018	Page | 47

$1,000,000 annually. Salary amounts disclosed in the single-figure table include the impact of foreign exchange rate fluctuations and will therefore vary from annual salary above.

Benefits

An Executive Director will continue to be eligible to receive selected benefits including housing allowance, life insurance, private medical care, income protection, and critical illness insurance.

Pension

The Parent will continue to offer to match an Executive Director’s pension contributions between 2% and 6% of base salary, plus one percent, up to a maximum of 7% for contributions at 6% or above.

STIP

The annual bonus for an Executive Director will operate in a broadly similar manner to the year ended December 31, 2018. The maximum annual bonus award will remain at 300% of base salary.

The Committee reviews the performance measures and targets on an annual basis to evaluate whether they remain appropriately aligned to the overall business strategy. The Committee reviews annually the Company’s performance measures and targets.

LTIP

The Committee is yet to approve how the LTIP shall be operated for the financial year ending December 31, 2019. It is expected that awards under the LTIP shall be subject to long-term financial and TSR performance measures over a three-year period and continue to require additional service over a longer vesting period.

Implementation of the Remuneration Policy for Non-Executive Directors for the year ending December 31, 2019

Non-Executive Directors’ fees

As at the date of this document, the Chairman fees and the fees of the other Non-Executive Directors remain unchanged from the year ended December 31, 2018.

The Committee retains discretion to review the fees of the Non-Executive Directors for the remainder of this financial year ending December 31, 2019, and any changes to fees will be in line with the Remuneration Policy. The fees of Non-Executive Directors are therefore as follows:

		Additional fees related to service for:

FY19	Non-Executive Director ($)	Chairman ($)	Lead Independent Director ($)	Audit Committee ($)	Compensation Committee ($)	Nominating and Corporate Governance Committee ($)

Fees	100,000	50,000	20,000	40,000	30,000	20,000

Non-Executive Directors’ contractual arrangements and loss of office payments

The Non-Executive Directors’ contractual arrangements with the Parent and the way the Committee reviews the circumstances of any non-executive director’s departure remain the same as detailed in the Remuneration Policy.

Annual Reports and Accounts 2018	Page | 48

RSU

The Committee has reviewed the terms of the non-executive directors’ RSU agreements and has determined that RSU agreements will operate in a broadly similar manner to the year ended December 31, 2018.

		Additional RSU related to service for:

FY19	Non-Executive Director ($)	Chairperson ($)	Lead Independent Director ($)

RSU	200,000	50,000	20,000

Annual Reports and Accounts 2018	Page | 49

The proposed Remuneration Policy

The table on the following pages sets out the proposed Remuneration Policy for executive directors and Non-executive directors which shareholders will be asked to approve at this year’s AGM.

Executive Directors
Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Fixed Pay

Base salary: to pay a salary that reflects the role, responsibilities, experience and knowledge of the individual, provide a salary intended to be competitive with other employers in our industry, in addition to attracting and retaining appropriate executive directors to support the long-term interests of the Company.

Salaries are reviewed annually by the Committee. Annual reviews take into account increases to the salaries of the workforce as a whole, performance of the Company and the individual, skill set and experience of the individual and external factors such as inflation, and an assessment of the competitive market.

There are no performance conditions other than a qualitative assessment of individual performance.

The maximum opportunity for an increase in base salary on an annual basis is 10% of that year’s annual base salary rising to a maximum of 20% of that base salary in exceptional circumstances as determined by the Committee in its sole discretion. Therefore, where appropriate and necessary, larger increases may be awarded (for example, where a role has increased in scope).

There is no provision for recovery.

Benefits: to provide market competitive benefits to enable executive directors to undertake their role through ensuring well-being and security.

Executive directors receive a range of benefits which may include, but are not limited to, private medical insurance, private dental insurance, life insurance, tax preparation benefits, and housing and car allowances. Benefits are reviewed regularly but not on a pre-determined schedule.

The Company has in place an expense reimbursement policy. The Committee may repay any reasonable travelling, hotel and other expenses, which a Director properly incurs in performing his or her duties as director in connection with his attendance at directors’ meetings, committee meetings, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company, or otherwise in connection with the exercise of their powers and the discharge of his or her responsibilities in relation to the Company.

Subject to the U.K. Companies Act 2006, the directors may make arrangements to provide a director with funds to meet expenditure incurred (or to be incurred) by him or her for the purposes of the Company, enabling him or her to properly perform his or her duties as an officer of the Company; or enabling him or her to avoid incurring any such expenditure. The expense reimbursement policy also permits the reimbursement of expenses of individuals accompanying a Director in connection with the performance of his or her duties as a director.

There are no performance conditions.

		There is no maximum level of benefit; the overall level of benefits will depend on the cost of providing individual items based on the individual’s circumstances.	There is no provision for recovery.

Annual Reports and Accounts 2018	Page | 50

Executive Directors
Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Pension: to attract and retain appropriate executive directors to support the long-term interests of the Company.

Under the U.K. Government’s Workplace Pension Scheme, executive directors are entitled to a U.K. pension.

The Company offers a Company personal pension plan, or any other pension scheme as required by law, to current and new executive directors. If an executive director’s pension contributions are between 2% and 6% of base salary, the Company may match the contributed percentage of base salary plus one percent up to a maximum of 7% for contributions at 6% or above.

A pension is provided for any executive director located in other jurisdictions.

There are no performance conditions.

The maximum Company contribution is a matching of a non-executive director’s contributed percentage of base salary between 2% and 6% plus one percent up to a maximum of 7% for contributions at 6% or above.

There is no provision for recovery.

Variable Pay
Annual bonus: to encourage executive directors to achieve both short-term financial results and individual targets.

The STIP is performance-based, measured against a combination of financial and non-financial targets determined by the Committee by reference to the then current business strategy. Non-financial targets shall only be used in combination with financial targets, with financial targets constituting a majority of the payout.

Non-financial targets shall only be used if they are material to the business and quantifiable.

Payments may be based on financial and non-financial targets which may include, but are not limited to, EBITDA, consolidated operating income, net debt, and individual performance, at the discretion of the Committee. Where non-financial targets are used, the majority of the bonus opportunity will be subject to financial targets.

The metrics underlying the financial and non-financial targets may be adjusted or amended at the discretion of the Committee. Payments may be adjusted upwards or downwards at the discretion of the Committee to account for certain events, which may include, but are not limited to, currency fluctuations, securitizations, unbudgeted acquisitions, refinancings, and unusually negative or positive financial results due to events outside the control of an executive director, subject always to the limit in the adjacent column and to ensure that the rewards properly reflect business performance.

The maximum pay out is 300% of base salary.

The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation made to executive directors may be recouped in certain instances, such as a material restatement of  the Company’s financial statements or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

Annual Reports and Accounts 2018	Page | 51

Executive Directors
Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Long-term share incentive plan (the 2015 Equity Incentive Plan): to encourage executive directors to achieve long-term performance targets.

The LTIP is performance-based, measured against a combination of financial and non-financial targets determined by the Committee by reference to the then current business strategy. Non-financial targets shall only be used in combination with financial targets, with financial targets constituting a majority of the payout. Non-financial targets shall only be used if they are material to the business and quantifiable. Payments may be based on financial and non-financial targets which may include, but are not limited to, EBITDA, consolidated operating income, net debt, relative total shareholder return, and individual performance, at the discretion of the Committee. The metrics underlying the financial and non-financial targets may be adjusted or amended at the discretion of the Committee acting in accordance with the terms of the LTIP. Payments may be adjusted upwards or downwards at the discretion of the Committee acting in accordance with the terms of the LTIP, to account for certain events, which may include, but are not limited to, currency fluctuations, securitizations, unbudgeted acquisitions, refinancings, and unusually negative or positive financial results due to events outside the control of an executive director, subject always to the limits in the adjacent column and to ensure that the rewards properly reflect business performance.

The Committee may grant share options, share appreciation rights, performance units, performance shares, restricted shares, other share-based awards or any combination thereof to current or prospective directors and employees of the Company or any of its subsidiaries as permitted by, and in accordance with, the terms of the LTIP.

The Committee has the discretion to determine the number of shares in respect of which an award can be granted and to approve the terms and form of award agreement, which may include, but are not limited to, the exercise price (if any), prior to the vesting date any of any grant, award of shares relating thereto from time to time.

The Committee also has the discretion to modify, amend or adjust the terms and conditions performance, at the discretion of the Committee. The metrics underlying the financial and non-financial targets may be adjusted or amended at the discretion of the Committee acting in accordance with the terms of the LTIP. Payments may be adjusted upwards or downwards at the discretion of the Committee acting in accordance with the terms of the LTIP, to account for certain events, which may include, but are not limited to, currency fluctuations, securitizations, unbudgeted acquisitions, refinancings, and unusually negative or positive financial results due to events outside the control of an executive director, subject always to the limits in the adjacent column and to ensure that the rewards properly reflect business performance.

The Committee also has the discretion to adopt, alter and repeal the administrative rules, guidelines and practice governing the LTIP.

The maximum target is 600% of base salary.

The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation made to executive directors may be recouped in certain instances, such as a material restatement of the Company’s financial statements or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

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Executive Directors
Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Co-investment plan: to encourage executive directors to commit to the short-to-medium term interests of the Company.

The Committee has the discretion to require that an executive director enter into a co-investment agreement with the Company, subject to any contractual obligations.

Any such co-investment agreement shall only be entered into once over up to a three-year period. Under a co-investment agreement the Company may issue and/or grant options over shares, share appreciation rights, units or restricted shares or other share-based awards or any combination thereof (in each case being “awarded shares”) to an executive director resulting in a shareholding of up to 500,000 awarded shares held by the executive director. Vesting of the awarded shares will be subject to continued service of the executive director and the executive director continuing to hold up to 500,000 shares in the Company (the “committed shares”) as the Committee may deem appropriate, and may be subject to certain further conditions, if the Committee determines it necessary in its sole discretion, which may include, but are not limited to, performance targets and associated metrics and the executive director agreeing to re-invest up to a given amount of the total committed and awarded shares into a subsequent co-investment agreement following vesting of any previous co-investment agreement.

If an executive director ceases to be a director or CEO, as appropriate, of the Company options over awarded shares lapse and any matching awarded shares are forfeited. Within the above limits on terms of the agreement and on the number of matching awarded shares issued or shares over which an option is granted (or over which another share based award subsists), the Committee has the discretion to set, and amend, the terms and conditions of any co-investment agreement, including, but not limited to, the number of shares under option, shares issued, the quantity of any matched shareholding as well as the percentage of shares which are required to be reinvested, and, whether or not such executive director would be required to reinvest into subsequent co-investment arrangements following vesting, as well as discretion to include or amend performance targets and metrics, and determine settlement in cash, shares, other property or a combination of the foregoing, as well as terminate the co-investment agreement where appropriate. In determining the terms and conditions of a co-investment agreement, the Committee shall take into consideration corporate governance and institutional investor guidelines.

500,000 share awards.

The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation made to executive directors may be recouped in certain instances, such as a material restatement of the Company’s financial statements or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

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Non-Executive Directors
Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Fixed Pay
Fees: to attract and retain high-calibre individuals, with appropriate experience or industry-related skills, by offering market competitive fee levels

A non-executive director is provided an annual fee, payable in quarterly tranches.

When recruiting a new non-executive director, fees will be in line with the prevailing fee schedule applicable to other non-executive directors at that time. Higher cash retainers are provided for non-executive directors serving as a Chairperson of the board, the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

The Committee reviews the annual cash retainer for the non-executive directors periodically, taking into account an assessment of the competitive market.

The non-executive directors do not participate in any annual bonus.

The maximum opportunity for an increase in fees on an annual basis is 10% of that year’s annual fees rising to a maximum of 20% of those fees in exceptional circumstances, as determined by the Committee in its sole discretion.

There is no provision for recovery.

RSU - Annual Equity Awards for Continuing Non-Executive Directors

On the date of each AGM of the Company’s shareholders, each non-executive director continuing to serve after that date may be granted restricted share unit (RSU) award, a time-based award, vesting on a yearly basis in each case unconnected to the performance of such non-executive director.

The number of RSUs covered by each such award will be determined by dividing (1) the “Annual Equity Award” (currently $250,000 for the role of Chairperson and $200,000 for other non-executive director roles subject to change at the discretion of the Committee capped by the maximum opportunity set out opposite) grant value by (2) the closing share price as of the date of grant (rounded down to the nearest whole unit), (2) being subject to change at the discretion of the Committee taking market considerations into account.

Annual RSU awards granted to non-executive directors under this policy will vest following the approval of financial statements by shareholders that occurs in the Company’s financial year after the financial year in which the date of grant occurs.

The Committee reviews the terms of the RSU awards for non-executive directors periodically with reference to any change in the time commitment required and an assessment of the competitive market. The Committee has the discretion to determine the appropriate awards and vesting mechanics by reference to the then current business strategy, and will take into account the then current institutional investor guidelines when making their decision. The Committee has the discretion to amend the formula to calculate the Annual Equity Award.

The maximum opportunity for an increase in the Annual Equity Award on an annual basis is 10% of that year’s Annual Equity Award rising to a maximum of 20% of that Annual Equity Award in exceptional circumstances, as determined by the Committee in its sole discretion, taking market considerations into account.

Awards made to non-executive directors may be recouped in certain instances, such as a material restatement of the Company’s financial statements or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Such recoupment policy may be amended from time to time by the Board or a committee thereof.

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RSU - Initial Equity Awards for New Non-Executive Directors

Each new non-executive director may be granted an award of RSUs determined by dividing (1) a pro-rata portion of the “Initial Equity Award” (currently $250,000 for the role of Chairperson and $200,000 for other non-executive director roles, subject to change at the discretion of the Committee capped by the maximum opportunity set out opposite) value by (2) the closing share price as of that date (rounded down to the nearest whole unit), (2) being subject to change at the discretion of the Committee taking market considerations into account. The pro-rata portion of the Initial Equity Award value will equal the Initial Equity Award value multiplied by the fraction which results from the following formula:

X - Y

X

where:

X is the number of days in the period beginning with (and including) the date of the AGM immediately preceding the appointment date (the Previous AGM) and ending on (and including) the date of the AGM immediately after the appointment date (the Next AGM); and

Y is the number of days in the period beginning with (and including) the date of the Previous AGM and ending on (and including) the appointment date.

The RSUs granted at the previous AGM vest following the approval of financial statements by shareholders at each annual general meeting of the Company.

If, on the date RSUs are granted, the date of the Next AGM is not known, the RSUs shall be granted on the basis that the date of the Next AGM is the date of the first anniversary of the Previous AGM.

The Committee has the discretion to amend the formula to calculate the Initial Equity Award.

The Committee reviews the terms of the RSU awards for non-executive directors periodically and has the discretion to determine the appropriate awards and vesting mechanics by reference to the then current business strategy, any change in the time commitment required, and an assessment of the competitive market.

The maximum opportunity for an increase in the Initial Equity Award on an annual basis is 10% of that year’s Annual Equity Award rising to a maximum of 20% of that Initial Equity Award in exceptional circumstances, as determined by the Committee in its sole discretion, taking market considerations into account.

Awards made to Non-executive directors may be recouped in certain instances, such as a material restatement of the Company’s financial statements or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Such recoupment policy may be amended from time to time by the Board or a committee thereof.

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The Company will honour prior commitments (including as to loss of office payments) entered into, and Directors will be eligible to receive payment in respect of any award granted, prior to the approval and implementation of this proposed Remuneration Policy as described above, even if these commitments and/or awards would not otherwise be within this policy. The Company will also honour any commitment entered into at a time prior to an individual becoming a director if, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the Company.

Share Ownership Guidelines

Following the date of their appointment to the Board, executive directors are required to acquire and maintain shares with a fair market value equal to at least two times base salary (or such lower limit as specified in institutional investor guidelines from time to time) (the Minimum) and a maximum of up to at least five times base salary. Shares included in the ownership criteria include shares which are beneficially owned regardless of whether issued under a Company plan or purchased on the market, and vested shares held in trust to benefit the executive director or his family members. Unearned performance shares do not count towards the ownership criteria until such shares have been earned.

Unvested RSUs and unexercised share options are not taken into account for purposes of the guidelines. If the Director has a co-investment agreement, up to 50% of shares committed to the co-investment may be taken into account. If an executive director is at any time not in compliance with the share ownership guidelines, there is an additional holding requirement to hold a minimum of 50% of the after tax value of shares acquired upon the vesting of units or exercise of options after the effective date of the share ownership guidelines until the target share ownership is met.

If an executive director is in compliance with the share ownership guidelines, there is an additional requirement to hold a minimum of 20% of the number of shares acquired through the vesting and/or exercise of an award for a period of up to 3 years following the date those shares were acquired or for as long as the executive director is in sit. The Committee has the discretion to amend the shareholding guidelines at any time, but not so as to reduce the required holding to below the Minimum nor count unearned performance shares, unvested RSUs or unexercised share options against the Minimum.

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), a non-executive director is expected to hold, for as long as they remain on the Board, ordinary shares of the Company that have a fair market value equal to up to at least three times the base annual retainer amount then in effect for that non-executive director. Unvested RSUs and unexercised share options are not taken into account for the purposes of the guidelines.

Executive Directors’ Remuneration Policy

The remuneration structure for executive directors is designed to incentivize the delivery of sustained performance consistent with the Parent’s strategic goals and appropriate risk management, and to reward success in doing so. At the date of this document the only executive director of the Parent is its CEO, Mr. Marco Sala.

The executive director plays a key role in the management and business success of a company. The Parent’s remuneration policy and structure are designed to reflect these combined roles. When setting the policy for executive directors’ remuneration, the Committee takes into account total remuneration levels in companies of a similar size and complexity, the responsibilities of the individual’s role, the individual’s performance and the individual’s experience. The Committee also considers developments in market practice and the pay and employment conditions within the Company.

The Parent’s proposed Remuneration Policy for the executive director as an employee of the Parent or of the Company, is to provide: (i) a base salary (ii) participation in an annual cash bonus plan, or STIP; and (iii) participation in an equity based LTIP, seeking to give a proportion of the total annual remuneration in the form of variable remuneration, which is linked to the performance of the Parent.

The Parent’s proposed Remuneration Policy for the executive director also provides participation in a Co-Investment Plan to incentivize him to commit to the short-to-medium term interests of the Parent.

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Differences in Remuneration Policy for Executive Directors compared to other employees

Like the executive director, employees at management level and above receive a fixed salary and the potential for an uplift by way of a variable annual bonus through the same STIP. The STIP differs between employee levels of seniority: the executive director and senior management employees are subject to an 80% bonus weighting as to financial results based on either any of or all of operating income, EBITDA and net debt of the Parent and a bonus weighting of 20% based on personal performance. The STIP is paid out on an annual basis subject to financial results of the Parent and the personal performance of each employee. Manager and above level employees in general also participate in the same STIP. The percentage of the plan allocated to financial and individual objectives varies by level. Target as a percentage of base salary also varies by level. Only the executive director and the non-executive directors receive RSUs. Director level employees and above also participate in the same LTIP as the executive director. Employees, other than the executive director, are not eligible to participate in the Parent’s co-investment plan.

Approach to remuneration for new Executive Directors

The Parent operates in a specialized sector and many of its competitors for talent are outside the U.K. The Committee’s approach to recruitment remuneration is to pay no more than is necessary to attract appropriate candidates to the role. On the recruitment of a new executive director, the level of fixed remuneration will be determined after considering the candidate’s skills and experience and the market data for the role that they will be undertaking. New executive directors will be eligible for the STIP and LTIP as set out in the proposed Remuneration Policy and be subject to the same constraints as those for the existing executive director. A new executive director may also be required to enter into a co-investment agreement with the Parent similar to that described in the executive directors’ Remuneration Policy paragraph above and subject to the same constraints as set out.

The Compensation Committee recognises that a new executive director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making an award in addition to the remuneration outlined above. In determining remuneration, the Committee will consider any relevant factors, including any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met.

Directors’ contractual arrangements and loss of office payment policy

The Executive Director’s contractual arrangements

The current sole executive director, Marco Sala, CEO, has a service agreement with the Parent and a service agreement with its wholly owned subsidiary, Lottomatica, only.

The Parent service agreement

The Mr. Sala’s service agreement with the Parent (70% of employment) can be terminated by either party on the giving of six months’ notice, if not, immediately for cause. Mr. Sala cannot resign without prior approval from the directors. Following termination of employment, for a period of 24 months thereafter, Mr. Sala is subject to certain restrictive covenants, including restrictions on soliciting or providing goods or services to certain customers, employing or enticing away from the group certain persons employed by any group company or being involved with any business in competition with the any group company, among others.

As consideration for compliance with the post-employment restrictive covenants, Mr. Sala is entitled to a lump sum payment equal to two years’ base salary and any short-term incentive payments for the two financial years prior to the date of termination.

Mr. Sala is entitled to a salary of £450,520 per annum and this salary shall be reviewed by the directors annually, but the Company is under no obligation to award an increase in salary. The Company has made available to Mr. Sala an apartment rented in the Company’s name. In addition, the Company will fully reimburse

Mr. Sala for any expenses incurred as a result of his appointment. Mr. Sala is not entitled to any other benefits under his service agreement with the Company.

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Under the service agreement, Mr. Sala is entitled to participate in the LTIP and the co-investment plan under which Mr. Sala may be awarded restricted share units and/or share options.

The Lottomatica service agreement

Under the Lottomatica service agreement, Mr. Sala is entitled to a base salary of €271,500, which has been subject to an Italian statutory increase to €272,003, paid in 13 equal gross instalments, plus additional benefits, including a company car. Mr. Sala is also entitled to an integrative pension fund in accordance with Italian law. The base salary paid by Lottomatica will not be less than 25% of the total salary paid to him by the Company.

The severance agreement

According to a severance agreement entered into between the Company and Mr. Sala (which supersedes a stability agreement originally entered into on February 20, 2012 between Mr. Sala and legacy GTECH S.p.A. and then assigned to Lottomatica S.p.A. as part of the merger), subject to Mr. Sala working his notice period, he is entitled to a severance payment equal to one year’s base salary (plus any amounts owed to Mr. Sala). The severance payment is subject to the Company determining that Mr. Sala is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity or retirement with the agreement of the Company. No severance payment will be made if Mr. Sala’s employment is terminated for cause. The table below sets out the amended severance arrangements with our current and future Executive Directors.

($)	Period	Estimated Value 2019
Base Pay	12-months	1,000,000
Non-Compete	24-months
Additional Base Pay	Actual base of last 2 years	2,000,000
STIP	Actual payout of last 2 years	4,157,250
	Total Value	7,157,250

Non-Executive Directors’ appointment agreements

All non-executive directors’ services are provided for in accordance with the prior approval of the Directors and their individual appointment agreements. They currently equally receive RSUs to the value of a $200,000 equity award save for the Chairperson who receives a $250,000 equity award.

No remuneration is payable on termination of the appointment of the non-executive directors, other than accrued fees and expenses, subject to the discretion of the Committee. Details of the terms of the appointment of the current non-executive directors are as follows:

Non-Executive Director	Start of Current Term	Expiry of Current Term
Lorenzo Pellicioli (Chairperson)	17 May 2018	17 May 2019
James McCann (Lead Independent Director)	17 May 2018	17 May 2019
Paget Alves	17 May 2018	17 May 2019
Alberto Dessy	17 May 2018	17 May 2019
Marco Drago	17 May 2018	17 May 2019
Patti Hart	17 May 2018	17 May 2019
Heather McGregor	17 May 2018	17 May 2019
Vincent Sadusky	17 May 2018	17 May 2019
Gianmario Tondato Da Ruos	17 May 2018	17 May 2019

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Loss of office

When an executive director leaves the Company, the Committee will review the circumstances and apply the appropriate treatment under the terms of the applicable incentive plans and in accordance with the executive director’s contractual entitlements (see above). Where applicable, the Committee aims to avoid rewarding poor performance.

Salary and benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice.

In the event of a termination of the role of any of the directors for any reason prior to their vesting date, all outstanding and unvested restricted shares, restricted share units and/or options shall be automatically and immediately forfeited for no consideration as of such termination, subject to good and bad leaver provisions and any provision permitting a waiver of such forfeit at the discretion of the Committee, as appropriate.

How the views of shareholders and employees are taken into account

Shareholders

The Committee values shareholder feedback when forming the remuneration policy and takes into account shareholder views received in relation to resolutions to be considered at the AGM each year.

Employees

When determining executive director remuneration arrangements, the Committee takes into account pay and conditions throughout the Company as well as those of our peer companies to evaluate whether the structure and quantum of the executive director’s pay remains appropriate in this context.

The Committee does not consider it appropriate to consult directly with other directors when developing a directors’ remuneration policy. The Committee does receive, however, periodic updates from the People and Transformation (HR) department on the overall remuneration structures and policies for all employees. At other levels of the Company, employees will receive a remuneration package that is reflective of their role and responsibilities, set by reference to relative remuneration throughout the Company and external market data, where applicable. Employees at an executive level will typically have a greater emphasis on performance-related and long-term pay compared to those below this level. Annual incentives may be payable based on performance measures which are suitable to the nature and responsibility of the role. This is considered when determining the policy for executive directors.

Remuneration illustrations

The chart below gives an indication of what could be received by an executive director under the proposed Remuneration Policy. The bar chart shows (1) the minimum remuneration receivable as a percentage of total remuneration, (2) the remuneration receivable for performance in line with the Company’s expectations as a percentage of total remuneration, and (3) the maximum remuneration receivable as a percentage of total remuneration on the implementation of the proposed Remuneration Policy.

Fixed remuneration, shown in the chart below, is comprised of salary, pension contributions, other benefits and any cash alternative. Variable remuneration comprises remuneration under the STIP and LTIP. Future remuneration will be determined based on profitability and performance as described in the proposed Remuneration Policy.

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Approval

This Directors’ Remuneration Report, including both the Directors’ proposed Remuneration Policy and the Remuneration Implementation Report, has been approved by the Board of Directors on April 12, 2019.

Signed on behalf of the Board of Directors by:

Gianmario Tondato Da Ruos

Chairman of the Compensation Committee

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3.                            DIRECTORS’ REPORT

The Directors present their report and the audited financial statements for the Parent and the Company for the period from January 1, 2018 to December 31, 2018. The Directors’ Report should be read in conjunction with the Strategic Report, the Directors’ Remuneration Report and other sections of the Annual Reports and Accounts, all of which are incorporated into this Directors’ Report by reference.

General information

The Strategic Report and the notes to the financial statements contain information on the domicile and legal form of the Parent, its country of incorporation and the address of its registered office.

Future developments and important events

The Strategic Report contains details of likely future developments and important events which have occurred since the end of the financial year ended December 31, 2018 affecting the Company.

Dividends

There are no recommended dividend payments for approval by shareholders for the period from January 1, 2018 to December 31, 2018. The Directors approved and paid interim dividends totalling, in aggregate, $163.2 million for the financial year ended December 31, 2018.

As at the date of this Directors’ Report, the Company has sufficient distributable reserves available to pay dividends in accordance with the U.K. Companies Act 2006 (the Act).

Related party transactions

Internal controls are in place to ensure that any related party transactions are carried out on an arm’s length basis and are disclosed in the financial statements. Accordingly, related party transactions are set out in Note 26, Related Party Transactions to the consolidated financial statements and form part of this Directors’ Report.

Directors and their interests

The directors of the Parent for the financial year ended December 31, 2018 are set out below:

Marco Sala (CEO), Lorenzo Pellicioli (Chairman), James McCann (Lead Independent Director and Vice-Chairman), Paget Alves, Paolo Ceretti (noting Paolo Ceretti resigned with effect from May 17, 2018), Alberto Dessy, Marco Drago, Patti Hart, Heather McGregor, Vincent Sadusky and Gianmario Tondato Da Ruos.

All of the directors listed above were appointed on April 7, 2015 and remain Directors of the Parent as at the date of this Directors’ Report, save for Heather McGregor, who was appointed on March 8, 2017. Patti Hart has informed the Parent that she does not intend to be re-appointed as a director of the Parent at the 2019 AGM, hence why she has not been included in the list of candidates in the notice of AGM.

The Directors have interests in the Parent’s ordinary shares, namely share based plans, detailed in the Remuneration Report set out in section 2 of this Annual Reports and Accounts.

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Financial risk management objectives and policies

The Company’s activities expose it to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk and credit risk. The Company’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position.

Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from its operations and sources of financing. The Company’s policy is not to enter into such contracts for speculative purposes.

Further disclosures relating to financial risk management objectives and policies, as well as disclosures relating to exposure to interest rate risk, foreign currency exchange risk, liquidity risk and credit risk, are set out in Note 10, Financial Risk Management to the consolidated financial statements. The Company’s accounting policies regarding derivatives and hedging are set out in Note 2, Summary of Significant Accounting Policies to the consolidated financial statements.

Directors’ indemnities

In accordance with the Parent’s articles of association and to the extent permitted by law, the Directors are granted a qualifying third party indemnity from the Parent in respect of liability incurred as a result of their office. In addition, the  Parent maintained a directors’ and officers’ liability insurance policy throughout the financial year and continue to do so. Neither the indemnity nor the insurance provides cover in the event that a director of the Parent is proven to have acted dishonestly or fraudulently.

Share capital

The issued share capital of the Parent as at April 5, 2019 is $20,421,073.10 and £50,000, consisting of 204,391,203 ordinary shares of $0.10 each,204,391,203 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each.

The special voting shares carry 0.9995 votes each (compared to 1 vote for each ordinary share) and are held at all times by a nominee appointed by the Parent. Shareholders who maintain their ownership of ordinary shares continuously for at least three years are eligible to elect to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions set out in the Parent’s Loyalty Plan (details of which are available at www.IGT.com). Once those conditions have been met and that eligible shareholder has successfully elected to participate in the Loyalty Plan, that shareholder will have the voting power of the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Further details of the special voting shares and the rights attaching to them are set out in the Parent’s articles of association.

The Directors are authorised to issue share capital up to an aggregate nominal amount of $185,000,000 for a period of five years from March 13, 2015. The Directors are requesting a new authority for the Parent to issue share capital at the 2019 AGM. The Parent currently has the authority to purchase a maximum of 20% of the aggregate issued share capital of each class of shares in the Parent. This authority will expire on July 28, 2020. The Parent did not purchase any of its own share capital for the financial year ended December 31, 2018.

Research and Development

To remain competitive, the Company invests resources toward its R&D efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers. The Company’s R&D efforts cover multiple creative and engineering disciplines, including creative game content, hardware, electrical, systems and software for

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lottery, land-based, online social, and online real-money applications. R&D costs include salaries and benefits, stock-based compensation, consultants’ fees, facilities-related costs, material costs, depreciation, and travel and are expensed as incurred. The Company devotes substantial resources on R&D and incurred $262.3 million and $313.1 million of related expenses for the years ended December 31, 2018 and 2017, respectively.

Branches

As the Company is a global business there are activities operated through many jurisdictions. In 2018, the Company was active in over 100 countries and had 26 branches.

Political donations and political expenditure

During the year ended December 31, 2018 subsidiaries of the Company made various forms of contributions (i.e. charitable donations, membership dues, sponsorships) to entities in the U.S. and Sweden that have political, charitable, social welfare, trade and business sector affiliations and missions. Some of these organisations and entities have affiliations with government officials. These contributions totalled $1.9 million in the U.S. and $5,000 in Sweden. The Company has fully complied with jurisdictional reporting of these contributions and such contributions are permissible under the relevant countries’ laws.

The Company policy is that no political donations be made or political expenditure incurred outside the U.S. or Canada.

Other than as set forth above, neither the Company nor any of its subsidiaries for the year ended December 31, 2018:

•                         Made any donations to a registered political party or other political or any independent election candidate or organisation in or outside the E.U.; or

•                         Incurred any political expenditure in or outside the E.U.

Equal employment policies; Diversity and Inclusion

The Company is committed to providing equal opportunities in employment and a work environment that values diversity and inclusion and provides a workplace environment where all employees are valued and respected. In 2017, the Company updated its policies, outlining the Company’s commitment to equal employment opportunities and non-discrimination. In 2018, all of the Company’s employees participated in training that focused on building awareness of the Company’s global policies relating to equal employment and anti-harassment and bullying. In addition, members of the Company’s senior leadership team participated in inclusive leadership briefings designed to promote inclusion for all levels of the Company’s employees.

It is the Company’s policy to provide equal employment opportunities for all applicants and employees on the basis of qualification and merit. The Company will not permit discrimination on the basis of characteristics such as, race, colour, religion, sex, gender, sexual orientation, gender identity or expression, pregnancy, marital status or civil partnership status, national origin, citizenship, covered veteran status, ancestry, age, physical or mental disability, medical condition, genetic information, or any other legally protected status in accordance with applicable local, state, and federal laws.

To the extent reasonably possible, the Company will accommodate employees with disabilities. Reasonable accommodation is available to all employees and applicants as long as the accommodation does not create an undue hardship for the Company and can be provided without posing a substantial safety risk to the employee or others. It is the responsibility of management to support and enforce the policy and to address and report any known conduct that might violate this policy.

Employees who believe they have been subjected to discrimination or are aware of incidents of discrimination in the workplace are asked to immediately report the incident. Any allegation of discrimination brought to the attention of the Company will be promptly investigated. It is expected that all parties cooperate with the investigative process. Retaliation against any individual for reporting discrimination will not be tolerated. Individuals who are not themselves complainants, but who assist in an investigation, will also be protected from retaliation.

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The Company enforces compliance with this policy by implementing practices to execute this policy in the conduct of our business, training employees in the application of such procedures, and taking appropriate disciplinary action, up to and including termination of employment, for violation of the Company’s policy (except where prohibited by law or contrary to local collective bargaining agreements).

In 2018, the Company established the Office of Diversity and Inclusion which is responsible for implementing the Company’s Global Strategic Plan for Diversity and Inclusion, including programs that address increasing workplace diversity and inclusion. In 2018, the Office of Diversity and Inclusion created employee business resource groups, which are employee led groups formed around underrepresented dimensions of diversity and are open to all employees. The first group to launch in 2018, was WIN with IGT, the Company’s women’s inclusion network. Groups for military veterans, persons with disabilities, employees who are 50 years and above and lesbian, gay, bisexual, transgender and queer employees and their supporters were approved to launch in early 2019.

Employee involvement and recognition

The Company maintains communication tools and channels that allow for the distribution of information to employees through email, social networking and print materials covering, among other topics, financial and economic factors affecting the Company. The Company has an internal website that enables employees to access certain corporate information, which, in addition to providing corporate information and commercial updates, provides a platform for employees to ask anonymous questions to be answered by the senior executive team as appropriate and responses are published on the internal website.

The Company also hosts Company-wide meetings in which employees or their representatives are consulted on a regular basis so that the views of employees can be considered in making decisions that are likely to affect their interests. The Company has conducted its second global survey on employee engagement in 2018 which enabled employees to provide feedback, influencing employee-related programs for implementation by the Company. In addition, the Company hosted two town halls, which focused on organizational culture and employee engagement.

As part of encouraging employee involvement in the performance of the Company, the Company offers several performance-based programs, e.g. a share award program for employees at a senior management level. The share award is based on a three-year performance cycle, measured from the achievement of several financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability which significantly impacts the overall performance of the Company. The Company also offers a short term incentive program related to fiscal year results and an employee recognition program that provides monetary and non-monetary awards for employee contributions.

Greenhouse gas emissions

As part of the Company’s sustainability strategy, the Company is committed to ensuring that its business interacts with the environment in a socially responsible manner. The collection of emissions data is performed globally on a business-site basis.

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Greenhouse Gas Emissions	For the year ended December 31, 2018	For the year ended December 31, 2018 (comparable to 2017)***	For the year ended December 31, 2017****
Combustion of fuel and operation of facilities*	36,514	36,047	27,784
Electricity, heat, steam and cooling purchased for own use**	47,941	40,217	46,028
Total emissions (tCO2e)	84,455	76,264	73,812

Notes:

*Scope I: Fuel consumption (including natural gas and LPG for heating, diesel consumption for generators, diesel, gasoline, LPG and propane consumption for vehicles such as company cars, small trucks or forklifts) and fugitive emissions of refrigerants.

Ton CO2  eq = data (fuel consumption or refrigerants refill). Data has been collected from invoices (from refrigerants assuming each kg of refill has been a kg of fugitive emissions during the year).

**Scope II: Electricity consumption only.

Ton CO2 eq = kWh*Emission Factor. kWh have been collected from invoices.

The ratio of the annual emissions associated with the Company’s activities based on the quantity of tonnage per thousand dollars is equal to 0.0175 (scope I and II divided by total revenues in U.S. thousand dollars).

***This column refers to the 2018 Greenhouse Gas emissions calculated using the same geographic locations that were used in 2017 (making the last 2 columns comparable).

****The 2017 greenhouse gas emissions data has been updated above - it is now comparable with the data disclosed in IGT’s 2017 Sustainability Report.  The difference occurred due to a disparity in data collection methodology that has been eliminated.

Greenhouse gas emissions increased in 2018 due to an increase in reported geographic locations. The 2018 greenhouse gas emissions data will be in line with the Company’s Sustainability Report 2018. Geographic locations reported increased compared to previous years, covering approximately 95% of all Company’s facilities (with around 60% covered in 2017).

The methodology used is based on voluntary and mandatory GHG reporting guidance issued by DEFRA. For fuels and operations we have utilised DEFRA protocol conversion factors within our reporting methodology. For GHG emissions related to electricity we have used DEFRA EFs, except for U.S. states for which we used state-based EPA emission factors, for Italy and countries for which the DEFRA EFs were not available we used ISPRA and GHG Protocol EFs respectively.

The Company’s activities are mainly related to office work: software implementation, research and development, and administrative work. IGT’s industrial activities are printing, which takes place in Lakeland (Florida, U.S.) and in Tito Scalo (Italy), and assembling, which occurs in Reno (Nevada, U.S.).

The Company also has several environmental management systems that comply with the ISO 14001 (environmental management standards published by the International Organisation for Standardisation).

Moreover, since 2011, the Company has implemented an ISO 50001 certified Energy Management System (EMS) for the Rome, Italy, location.

In addition, the Reno, Nevada (U.S.), facility has a LEED gold certification awarded by the United States Green Building Council in 2015 and valid until 2025. It operates with less water and energy, consequently reducing greenhouse gas emissions. IGT Reno operates as Nevada’s first Gold certified combined office, data processing and manufacturing facility under the LEED for Existing Buildings: Operations & Maintenance distinction. One of the many benchmarks the Reno office met to earn its LEED certification was the elimination of approximately 1,530 tons of GHG’s annually by providing a fitness center, cafeteria, and on-site childcare services.

Potential environmental impacts are related to:

•       Material consumption: there can be both an indirect impact in IGT’s assembling plant with sub-products provided by suppliers, and a direct impact in terms of paper and ink consumption in the printing activities;

•       Energy can be both direct and indirect: direct - fuel consumption for heating, company fleet (cars and small trucks) and emergency electricity supplies; indirect - electricity consumption (office, manufacturing and printing);

•       Emissions related to energy use (both direct and indirect) and transportation of goods made by IGT’s service providers;

•       Waste production: the Company’s assembling process and printing processes do not produce a significant amount of waste; generally the waste is not hazardous. It is the Company’s policy to recycle; and

•       Indirect environmental potential impacts: these can be significant for some processes relating to the production of the sub-products that are assembled in Reno (Nevada, U.S.) (such as chroming). The suppliers used for such processes are periodically monitored through on-site inspections in order to verify their compliance with environmental regulations.

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The annual amount in tons of emissions of carbon dioxide from activities for which the Company is responsible, including for fuel consumption and facility operations, refers to the following facilities:

•        Main facilities in the U.S.: fuel consumption, electricity and refrigerant gases;

•        U.S. fleet consumption (covering 100% of U.S. facilitates): cars and small trucks;

•        Facilities in Italy (the headquarters in Rome and the other facilities owned or leased in Italy): fuel consumption, electricity and refrigerant gases;

•        Italian fleet consumption;

•        Main facilities outside the U.S. and Italy: fuel consumption, electricity, refrigerant gases and fleet consumption; and

•        Remaining data centers worldwide: electricity.

Since 2016, an internal web-based tool is used to collect environmental data from Company sites all over the world. The tool has enabled the collection process to be systemised and harmonised, giving a more comprehensive overview of the Company’s environmental impact. In 2018, improvements were made to the tool shifting from a SharePoint based technology to Office 365, which allowed the Company to significantly improve usability and to ensure full automation of data retrieval and aggregation, reducing risk of errors. Thanks to these updates reporting boundaries increased further compared to previous years, covering about 95% of all Company’s facilities.

Board and Committee Evaluation

The effectiveness of the Board is vital to the success of the Company. The Board undertakes a rigorous self-evaluation process each year to assess how it, its committees and each of the individual directors is performing. The evaluation is undertaken by way of an internal questionnaire, supported by discussions with the Nominating and Corporate Governance Committee, the Independent Directors and the full Board. Any items of note that result from the questionnaire or subsequent discussions are followed up on by the Board or relevant committee.

The Board and committee self-evaluation for 2018 revealed that the Board is generally satisfied with individual director performance, the overall composition of the Board and the amount of information provided to the Board. Directors indicated that the Board fosters open and honest communication and is adequately involved in monitoring management’s implementation of strategy, reviewing significant transactions and identifying and discussing key risks with management.

Increasing diversity and promoting inclusion remain ongoing goals of the Board and of the Company in general. In 2018, the Company appointed Kim Barker Lee to Vice President of Diversity and Inclusion to implement the Company’s global diversity and inclusion strategy. Ms. Lee also chairs the Executive Diversity and Inclusion Council, whose role is to provide leadership support for the Company’s diversity and inclusion initiatives.

Going concern

The current activities of the Company and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Company are described in the Principal Risks and Uncertainties section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Company are discussed in Note 2, Summary of Significant Accounting Policies to the consolidated financial statements.

Having reviewed management’s forecasts, Company cash flow and net debt, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and therefore will be well placed to manage its business risks successfully.

Accordingly, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements contained in these Annual Reports and Accounts.

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Statement of Directors’ responsibilities

The Directors are responsible for preparing the Strategic Report, Directors’ Report, the Remuneration Report and the financial statements in accordance with applicable law and regulations.

The Act and its associated regulations require directors to prepare financial statements for each financial year. Under the Act, the Directors have prepared the consolidated financial statements and the Parent financial statements in accordance with International Financial Reporting Standards as adopted by the E.U. (IFRS). Under the Act, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Parent and the Company and of the profit or loss of the Parent and the Company for that period. In preparing these financial statements, the Directors are required to:

•        Select suitable accounting policies and then apply them consistently;

•        Make judgements and accounting estimates that are reasonable and prudent;

•        State whether applicable standards issued under IFRS and IFRS Interpretations Committee (IFRS IC) interpretations as adopted by the European Union and the Companies Act 2006 applicable to companies reporting under IFRS have been followed for the Consolidated and Parent financial statements, subject to any material departures disclosed and explained in the financial statements; and

•        Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Parent and the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent and the Company’s transactions and disclose with reasonable accuracy the financial position of the Parent and the Company at any time and enable them to ensure that the financial statements comply with the Act. They are also responsible for safeguarding the assets of the Parent and the Company and hence for taking reasonable steps toward the prevention and detection of fraud and other irregularities and maintaining the Parent’s website. Legislation in the U.K. governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The auditor and disclosure of information to the auditor

In accordance with section 418 of the Act, each of the Directors confirms that:

•       So far as such Director is aware, there is no relevant audit information of which the Company’s auditor is unaware; and

•       Such Director has taken all the steps that he or she ought to have taken as a director in order to make him or her aware of any relevant audit information, and to establish that the Company’s auditor is aware of that information.

Independent auditor

The auditor, PricewaterhouseCoopers LLP, has indicated its willingness to continue in office and a resolution concerning its re-appointment will be proposed at the AGM. There are no significant post balance sheet events.

Approval

This Directors’ Report has been approved by the Board of Directors on April 12, 2019.

Signed on behalf of the Board of Directors by:

Marco Sala

Chief Executive Officer

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4.                            INDEPENDENT AUDITORS’ REPORT

Independent auditors’ report to the members of International Game Technology PLC

Report on the audit of the financial statements

Opinion

In our opinion, International Game Technology PLC’s group financial statements and parent company financial statements (the “financial statements”):

•                   give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2018 and of the group’s loss, the parent company’s profit and the group’s and the parent company’s cash flows for the year then ended;

•                   have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union; and

•                   have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Reports and Accounts 2018 (the “Annual Report”), which comprise: the Consolidated Balance Sheet as at 31 December 2018; the Parent Balance Sheet as at 31 December 2018; the Consolidated Statement of Operations; the Parent Statement of Operations; the Consolidated Statement of Comprehensive Income; the Parent Statement of Comprehensive Income; the Consolidated Statement of Cash Flows; the Parent Statement of Cash Flows; the Consolidated Statement of Shareholders’ Equity; the Parent Statement of Shareholders’ Equity for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC’s Ethical Standard, as applicable to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Our audit approach
Overview

•                   Overall group materiality: $35 million (2017: $35 million), based on 2.3% of Earnings before interest, tax, depreciation and amortisation (EBITDA); adjusted to remove the impact of impairment losses and foreign exchange gains and losses.

•                   Overall parent company materiality: $70 million (2017: $70 million), based on 1% of Total Liabilities.

•                   We conducted full scope audit work over 3 components in which the group has significant operations (Rome, Italy and Las Vegas, Nevada and Providence, Rhode Island, USA.) and a full scope audit of the parent company.

•                   In addition, we performed audit procedures on specific balances at 10 non-significant components.

•                   During the year, the group engagement team visited significant components in Italy and the USA.

• Revenue recognition: multiple - element arrangements. • Impairment of goodwill and indefinite-lived intangible assets.

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud.

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Key audit matters

Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit.

Key audit matter	How our audit addressed the key audit matter

Revenue recognition: multiple - element arrangements

The groups’ revenue transactions include various complex aspects including multiple-element arrangements, software revenue recognition, and contingent revenue.

We considered this a significant risk given the level of complexity and judgment involved in understanding the revenue-affecting terms and conditions in the Company’s multiple-element arrangements, as well as the allocation of consideration in multiple-element arrangements, accounted for under IFRS 15. It is noted that under this guidance, the allocation of arrangement consideration to each of the obligations in a contract can require significant management judgment.

Based on the risk assessment performed and a consideration of the group’s revenue process, the engagement team considered accuracy to be the relevant assertion with respect to the risk in multiple-element arrangements.

Our procedures included the following:

Assessing whether the revenue recognised on these contracts was in line with the group’s accounting policy by performing a combination of controls testing and substantive procedures.

Assessing the controls in place over the revenue recognition of complex contracts. In addition, we also assessed the business processes and relevant controls related to order management, product sales, subscriptions, other services, deferred revenue recognition, invoicing, cash receipts credit memos, ledger maintenance, and standing data.

Testing a sample of revenue recognised on contracts and orders by validation against source documentation and compliance with the groups’ revenue recognition policies for multiple-element arrangements.

Testing a sample of individually immaterial transactions that were selected on a haphazard basis by agreeing to documentation and assessing compliance with IFRS 15.

Testing management’s determination of the standalone selling price of contractual performance obligations.

Based on the procedures performed, we noted no material issues from our work.

Impairment of goodwill and indefinite-lived intangible assets

The group holds goodwill and indefinite-lived intangible asset balances of $5.6 billion and $247 million, respectively, at 31 December 2018. We focused on this area because the estimates underlying the group’s impairment tests on the recoverability of these goodwill and indefinite-lived intangible assets are subject to high estimation uncertainty.

As disclosed in notes 12 and 23 to the consolidated financial statements, the group’s annual impairment test identified an excess of fair value compared to carrying value in all but one of its reporting units. For the International reporting unit, an impairment of $184 million was recorded.

We evaluated the appropriateness of management’s identification of the group’s reporting units and the continued satisfactory operation of the group’s controls over the impairment assessment process.

Our procedures included the following:

Assessing the business processes and controls related to impairments of indefinite-lived intangible assets and goodwill.

Assessing the suitability of the impairment model and understanding management’s process and judgements utilised for developing estimates and assumptions.

Performing a retrospective review of the prior period estimates by comparing to actual results in the current period and agreeing the current year cash flow assumptions to current year actual results.

Using PwC valuation specialists to review significant assumptions and third party reports.

Obtaining corroborating evidence to support significant assumptions and changes in the cash flow projections.

Considering any contrary evidence to the assumptions used.

Performing a sensitivity analysis based on reasonably possible outcomes.

Checking the mathematical accuracy of the calculations.

Based on the procedures performed, we noted no material issues from our work.

We determined that there were no key audit matters applicable to the parent company to communicate in our report.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the parent company, the accounting processes and controls, and the industry in which they operate.

The group has its corporate headquarters in London, England, and operating headquarters in Rome, Italy and Las Vegas, Nevada and Providence, Rhode Island, USA. The worldwide engagement team is aligned to the group’s geographical organization and broadly mirrors the management structure.

As the group’s corporate headquarters are based in London, the group engagement team is also based in London and supported by component teams in Rome, Italy and Boston, Massachusetts, USA, with supplemental assistance over specified audit procedures from a team in Cyprus.

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Where work was performed by teams outside of the UK, we determined the level of independent involvement needed at those local operations to be able to conclude whether sufficient audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. We issued formal, written instructions to the teams outside the UK setting out the work to be performed by each of them and maintained regular communication throughout the audit cycle. These interactions included participating in the planning and clearance meetings with our teams in Rome, Cyprus and Boston, holding regular conference calls, as well as reviewing work papers and assessing matters reported.

We performed certain specified audit procedures across 10 non-significant components to gain sufficient audit coverage over certain balances in the consolidated financial statements. The balances covered at each individual component varied based on their size, but consisted of some or all of the following: service revenue, cost of services, interest expense, deferred revenue, long term debt, inventories, other assets, property plant and equipment and trade receivables.

In total, the audit work performed addressed approximately 90% of consolidated net revenue and over 90% of the consolidated total assets. At the group level, we also carried out analytical and other procedures on the components not covered by the procedures described above. The group engagement team also performed audit procedures over the consolidation.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements
Overall materiality	$35 million (2017: $35 million).	$70 million (2017: $70 million).
How we determined it	2.3% of Earnings before interest, tax, depreciation and amortisation (EBITDA); adjusted to remove the impact of impairment losses and foreign exchange gains and losses	1% of Total Liabilities.
Rationale for benchmark applied

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was between $3.5 million and $34 million (with $10.5 million being used for the parent company for the purposes of the group audit).

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $2.5 million (group audit) (2017: $2.5 million) and $3.5 million (parent company audit) (2017: $3.5 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

ISAs (UK) require us to report to you when:

•                   the directors’ use of the going concern basis of accounting in the preparation of the financial statements is not appropriate; or

•                   the directors have not disclosed in the financial statements any identified material uncertainties that may cast significant doubt about the group’s and parent company’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the financial statements are authorised for issue.

We have nothing to report in respect of the above matters.

However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group’s and parent company’s ability to continue as a going concern. For example, the terms on which the United Kingdom may withdraw from the European Union are not clear, and it is difficult to evaluate all of the potential implications on the group’s trade, customers, suppliers and the wider economy.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic Report and Directors’ Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

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Based on the responsibilities described above and our work undertaken in the course of the audit, the Companies Act 2006 and ISAs (UK) require us also to report certain opinions and matters as described below.

Strategic Report and Directors’ Report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors’ Report for the year ended 31 December 2018 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and parent company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors’ Report.

Directors’ Remuneration In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of Directors’ responsibilities set out on page 67, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditors responsibilities. This description forms part of our auditors’ report.

Use of this report

This report, including the opinions, has been prepared for and only for the parent company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•                   we have not received all the information and explanations we require for our audit; or

•                   adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•                   certain disclosures of directors’ remuneration specified by law are not made; or

•                   the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns

We have no exceptions to report arising from this responsibility.

Gregory Briggs (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

Uxbridge

12 April 2019

Annual Reports and Accounts 2018	Page | 71

5.                            FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

Annual Reports and Accounts 2018	Page | 72

International Game Technology PLC

Consolidated Balance Sheet

($ thousands)

		December 31,		January 1,
	Notes	2018	2017	2017
Assets
Current assets:
Cash and cash equivalents		250,669	1,057,418	294,094
Restricted cash and cash equivalents		189,149	152,039	138,702
Trade and other receivables, net	5	949,085	937,854	947,237
Inventories	6	282,698	319,545	347,494
Other current assets	7	489,278	396,130	402,268
Income taxes receivable		39,075	89,794	24,713
Total current assets		2,199,954	2,952,780	2,154,508
Systems, equipment and other assets related to contracts, net	11	1,424,909	1,454,340	1,218,027
Property, plant and equipment, net	11	154,539	163,228	327,656
Goodwill	12	5,631,186	5,848,454	6,959,114
Intangible assets, net	13	2,038,315	2,266,263	2,865,925
Other non-current assets	7	2,120,570	2,414,984	1,496,835
Deferred income taxes	16	38,117	41,546	31,376
Total non-current assets		11,407,636	12,188,815	12,898,933
Total assets	21	13,607,590	15,141,595	15,053,441

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		1,070,412	1,144,780	1,107,559
Other current liabilities	14	924,516	1,889,980	1,125,870
Current portion of long-term debt	15	—	599,061	77
Short-term borrowings	15	34,822	—	—
Income taxes payable		49,011	86,009	38,137
Total current liabilities		2,078,761	3,719,830	2,271,643
Long-term debt, less current portion	15	7,976,838	7,776,611	7,861,404
Deferred income taxes	16	430,260	462,851	729,285
Income taxes payable		25,654	55,665	—
Other non-current liabilities	14	716,492	698,543	614,474
Total non-current liabilities		9,149,244	8,993,670	9,205,163
Total liabilities		11,228,005	12,713,500	11,476,806

Shareholders’ equity
Share capital		20,421	20,344	20,228
Share premium		2,856,487	2,845,190	2,855,604
Retained (deficit) earnings		(1,330,669)	(1,073,935)	215,998
Other reserves	19	226,211	298,647	141,177
Total IGT PLC’s shareholders’ equity		1,772,450	2,090,246	3,233,007
Non-controlling interests	20	607,135	337,849	343,628
Total shareholders’ equity		2,379,585	2,428,095	3,576,635
Total liabilities and shareholders’ equity		13,607,590	15,141,595	15,053,441

The accompanying notes are an integral part of these consolidated financial statements.

The consolidated financial statements were approved by the Board of Directors on April 12, 2019 and signed on its behalf on April 12, 2019 by:

Marco Sala

Chief Executive Officer

Company registration number: 09127533

Annual Reports and Accounts 2018	Page | 73

International Game Technology PLC

Consolidated Statement of Operations

($ and shares in thousands, except per share amounts)

		For the year ended December 31,
	Notes	2018	2017
Service revenue	3, 21	4,044,595	4,134,828
Product sales	3, 21	784,942	802,403
Total revenue	3, 21	4,829,537	4,937,231

Cost of services		2,449,344	2,552,110
Cost of product sales		490,876	579,435
Selling, general and administrative		836,230	809,746
Research and development		262,262	313,124
Restructuring expense		14,781	39,876
Impairment loss	23	186,407	760,220
Transaction expense (income), net		51	(26,740)
Total operating expenses		4,239,951	5,027,771

Operating income (loss)	21	589,586	(90,540)

Interest income		14,231	10,436
Interest expense	15	(431,690)	(459,591)
Foreign exchange gain (loss), net		129,025	(443,809)
Other expense, net	24	(203,308)	(107,931)
Total non-operating expenses		(491,742)	(1,000,895)

Income (loss) before provision for (benefit from) income taxes	16	97,844	(1,091,435)

Provision for (benefit from) income taxes	16	184,216	(24,639)

Net loss		(86,372)	(1,066,796)

Less: Net income attributable to non-controlling interests	20	58,003	55,400
Net loss attributable to IGT PLC		(144,375)	(1,122,196)

Net loss attributable to IGT PLC per common share - basic	25	(0.71)	(5.52)
Net loss attributable to IGT PLC per common share - diluted	25	(0.71)	(5.52)

Weighted-average shares - basic	25	204,083	203,130
Weighted-average shares - diluted	25	204,083	203,130

The accompanying notes are an integral part of these consolidated financial statements.

Annual Reports and Accounts 2018	Page | 74

International Game Technology PLC

Consolidated Statement of Comprehensive Income

($ thousands)

		For the year ended December 31,
	Notes	2018	2017
Net loss		(86,372)	(1,066,796)

Other comprehensive (loss) income, before tax:[1]

Change in foreign currency translation:
Foreign currency translation adjustments	19	(83,121)	159,785
Reclassification of income to net income	19	(4,254)	—
Total foreign currency translation adjustments		(87,375)	159,785

Change in unrealized gain (loss) on cash flow hedges:
Unrealized loss on cash flow hedges	19	(204)	(6,610)
Reclassification of loss to net income	19	536	1,744
Total change in unrealized gain (loss) on cash flow hedges		332	(4,866)

Unrealized loss on available-for-sale securities	19	(5,408)	(678)

Unrealized gain (loss) on defined benefit plans	19	429	(120)

Other comprehensive (loss) income, before tax		(92,022)	154,121

Income tax benefit related to items of other comprehensive income	16, 19	895	2,886
Other comprehensive (loss) income		(91,127)	157,007

Total comprehensive loss		(177,499)	(909,789)

Less: Total comprehensive income attributable to non-controlling interests		39,312	54,937
Total comprehensive loss attributable to IGT PLC		(216,811)	(964,726)

(1) All items in other comprehensive income (loss), before tax will be reclassified subsequently to profit or loss when specific conditions are met, with the exception of unrealized (loss) gain on defined benefit plans.

The accompanying notes are an integral part of these consolidated financial statements.

Annual Reports and Accounts 2018	Page | 75

International Game Technology PLC

Consolidated Statement of Cash Flows

($ thousands)

		For the year ended December 31,
	Notes	2018	2017
Cash flows from operating activities
Net loss		(86,372)	(1,066,796)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation		441,066	409,575
Amortization		271,772	400,447
Service revenue amortization		219,069	211,449
Impairment loss	23	186,407	760,220
Redeemable non-controlling interest	24	148,416	74,253
Loss on extinguishment of debt	24	54,423	25,733
Stock-based compensation expense	22	22,896	4,566
Debt issuance cost amortization		22,475	24,179
Deferred income tax provision	16	(40,422)	(292,888)
Foreign exchange (gain) loss, net		(129,025)	443,809
Gain on sale of Double Down Interactive LLC	4	—	(51,348)
Other non-cash costs, net		30,302	19,649
Changes in operating assets and liabilities, excluding the effects of disposition and acquisitions:
Trade and other receivables		(54,356)	45,465
Inventories		12,556	51,406
Upfront Italian license fees	14, 20	(878,055)	(244,698)
Accounts payable		(39,203)	12,565
Other assets and liabilities		(173,294)	(141,658)
Net cash provided by operating activities		8,655	685,928

Cash flows from investing activities
Capital expenditures		(533,052)	(698,010)
Proceeds from sale of assets		19,243	167,452
Proceeds from sale of Double Down Interactive LLC, net of cash divested	4	—	823,788
Other		(1,741)	5,435
Net cash (used in) provided by investing activities		(515,550)	298,665

Cash flows from financing activities
Principal payments on long-term debt		(1,899,888)	(1,754,259)
Dividends paid		(163,236)	(162,528)
Dividends paid - redeemable non-controlling interests		(71,024)	(7,307)
Dividends paid - non-controlling interests		(55,902)	(50,601)
Payments in connection with the extinguishment of debt		(49,976)	(38,832)
Return of capital - non-controlling interests		(46,044)	(52,352)
Return of capital - redeemable non-controlling interests		(39,077)	(32,039)
Debt issuance costs paid		(17,033)	(16,378)
Net receipts from (payments of) financial liabilities		7,123	(150)
Net proceeds from short-term borrowings	15	34,822	—
Capital increase - non-controlling interests		321,584	41,011
Proceeds from long-term debt		1,687,761	1,762,270
Capital increase - redeemable non-controlling interests		—	107,457
Other		(20,655)	(43,264)
Net cash used in financing activities		(311,545)	(246,972)

Net (decrease) increase in cash and cash equivalents		(818,440)	737,621
Effect of exchange rate changes on cash and cash equivalents		11,691	25,703
Cash and cash equivalents at the beginning of the period		1,057,418	294,094
Cash and cash equivalents at the end of the period		250,669	1,057,418

Annual Reports and Accounts 2018	Page | 76

International Game Technology PLC

Consolidated Statement of Cash Flows

($ thousands)

	For the year ended December 31,
	2018	2017
Supplemental Cash Flow Information
Interest paid	(445,698)	(417,110)
Income taxes paid	(239,831)	(296,386)

Capital expenditures	(51,805)	(62,858)
Non-cash investing activities, net	(51,805)	(62,858)

Dividends declared - non-controlling interests	—	(12,588)
Non-cash financing activities, net	—	(12,588)

The accompanying notes are an integral part of these consolidated financial statements.

Annual Reports and Accounts 2018	Page | 77

International Game Technology PLC

Consolidated Statement of Shareholders’ Equity

($ thousands)

	Share Capital	Share Premium	Retained (Deficit) Earnings	Other Reserves (Note 19)	Total IGT PLC Equity	Non- Controlling Interests (Note 20)	Total Equity
Balance at December 31, 2016	20,228	2,855,604	215,998	141,177	3,233,007	343,628	3,576,635

Net (loss) income	—	—	(1,122,196)	—	(1,122,196)	55,400	(1,066,796)
Other comprehensive income (loss), net of tax	—	—	—	157,470	157,470	(463)	157,007
Total comprehensive (loss) income	—	—	(1,122,196)	157,470	(964,726)	54,937	(909,789)

Capital increase	—	—	—	—	—	41,799	41,799
Stock-based compensation expense (Note 22)	—	4,566	—	—	4,566	—	4,566
Tax benefit on stock-based compensation expense	—	100	(2,093)	—	(1,993)	—	(1,993)
Shares issued upon exercise of stock options	21	(3,566)	—	—	(3,545)	—	(3,545)
Shares issued under stock award plans	95	(11,514)	—	—	(11,419)	—	(11,419)
Return of capital	—	—	—	—	—	(51,211)	(51,211)
Dividends paid	—	—	(162,528)	—	(162,528)	(49,777)	(212,305)
Other	—	—	(3,116)	—	(3,116)	(1,527)	(4,643)
Balance at December 31, 2017	20,344	2,845,190	(1,073,935)	298,647	2,090,246	337,849	2,428,095

Net (loss) income	—	—	(144,375)	—	(144,375)	58,003	(86,372)
Other comprehensive loss, net of tax	—	—	—	(72,436)	(72,436)	(18,691)	(91,127)
Total comprehensive (loss) income	—	—	(144,375)	(72,436)	(216,811)	39,312	(177,499)

Capital increase	—	—	—	—	—	319,254	319,254
Adoption of new accounting standards	—	—	50,874	—	50,874	—	50,874
Stock-based compensation expense (Note 22)	—	22,896	—	—	22,896	—	22,896
Tax benefit on stock-based compensation expense	—	1,119	—	—	1,119	—	1,119
Shares issued upon exercise of stock options	15	(1,566)	—	—	(1,551)	—	(1,551)
Shares issued under stock award plans	62	(11,153)	—	—	(11,091)	—	(11,091)
Return of capital	—	—	—	—	—	(45,967)	(45,967)
Dividends paid	—	—	(163,236)	—	(163,236)	(43,313)	(206,549)
Other	—	1	3	—	4	—	4
Balance at December 31, 2018	20,421	2,856,487	(1,330,669)	226,211	1,772,450	607,135	2,379,585

The accompanying notes are an integral part of these consolidated financial statements.

Annual Reports and Accounts 2018	Page | 78

International Game Technology PLC

Notes to the Consolidated Financial Statements

1.              Description of Business

International Game Technology PLC, a public limited company organized under the laws of England and Wales (the “Parent”), has its corporate headquarters at 66 Seymour Street, 2nd floor, London, W1H 5BT, United Kingdom. The Parent is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”), and the sole stockholder of International Game Technology, a Nevada corporation (“IGT”). The Parent, together with its consolidated subsidiaries, has principal operating facilities in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy.

When used in these notes, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC,” the “Company,” “we,” “our,” or “us” refer to the business and operations of the Parent and its consolidated subsidiaries.

We are majority owned by De Agostini S.p.A. (“De Agostini”), a century-old publishing, media, and financial services company that is incorporated in Italy. Our remaining shares not held by De Agostini are publicly held. De Agostini is the smallest group to consolidate these financial statements and is majority owned by B&D Holding di Marco Drago e C. S.a.p.a. (“B&D”) which is incorporated in Italy and the largest group to consolidate these financial statements. B&D is wholly owned by the Boroli and Drago families.

We are a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting, interactive gaming and commercial services. Our state-of-the-art information technology platforms and software enable distribution of our products and services through land-based systems, internet and mobile devices.

2.              Summary of Significant Accounting Policies

The principal accounting policies adopted are set out below and have been consistently applied to all years presented, unless otherwise noted.

Basis of Preparation

The accompanying consolidated financial statements and notes of the Company, prepared for statutory purposes, have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and IFRS Interpretations Committee (“IFRS IC”) interpretations as adopted by the European Union and the Companies Act 2006 applicable to companies reporting under IFRS. For internal and external reporting purposes, we also apply accounting principles generally accepted in the United States of America (“GAAP”). GAAP is our primary accounting standard for setting financial and operational performance targets.

The Company previously prepared its consolidated financial statements for the year ended December 31, 2017 under GAAP using the transitional benefit available under Statutory Instrument 2015 No. 1675 (“SI 1675”), “The Accounting Standards (Prescribed Bodies) (United States of America and Japan) Regulations 2015”. The transitional benefit, which expired in 2018, allowed the Company to prepare its statutory consolidated financial statements under GAAP for the first four years after incorporation in the UK.

The Company has elected to retrospectively restate prior periods that were reported under GAAP and to not apply IFRS No. 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”).  Historically, the Company has prepared a reporting package annually in accordance with IFRS for De Agostini. Further, the Company reported its consolidated financial statements under IFRS for the year ended December 31, 2015.

Annual Reports and Accounts 2018	Page | 79

The material differences between our GAAP and IFRS consolidated balance sheet are as follows:

		December 31,		January 1,
($ thousands)	Notes	2018	2017	2017
Restricted cash and cash equivalents	2	(71,959)	(95,973)	(108,520)
Other current assets	16	(14,783)	(11,390)	(22,459)
Income taxes receivable	16	—	(4,374)	(4,079)
Systems, equipment and other assets related to contracts, net	18	20,483	20,146	18,384
Property, plant and equipment, net	18	(30,810)	(30,495)	(30,185)
Goodwill	12, 23	50,959	124,639	149,102
Intangible assets, net	13	(6,408)	(7,197)	(8,105)
Other non-current assets	14, 16	11,606	(12,969)	(828)
Accounts payable	2	(71,959)	(95,973)	(108,520)
Other current liabilities	14, 18	107,897	109,105	28,782
Income tax payable	16	40,802	30,074	9,547
Deferred income taxes	16	(15,823)	(28,609)	(32,639)
Other non-current liabilities	14, 16, 18	311,849	252,429	170,465
Shareholders’ equity	19	372,344	73,165	150,970

The material differences between our GAAP and IFRS consolidated statement of operations are as follows:

		December 31,
($ thousands)	Notes	2018	2017
Selling, general and administrative	18, 22	(8,494)	(6,347)
Impairment loss	23	66,000	45,000
Other expense, net	14	(148,416)	(74,538)
(Benefit from) provision for income taxes	16	(5,185)	4,776

The consolidated financial statements have been prepared on a historical cost basis unless otherwise stated.  Intercompany accounts and transactions have been eliminated. The consolidated financial statements are presented in U.S. dollars and all amounts are rounded to the nearest thousand (except share, per share, and employee headcount data) unless otherwise indicated. We have reclassified certain prior period amounts to align with the current period presentation. All references to “U.S. dollars,” “U.S. dollar” and “$” refer to the currency of the United States of America. All references to “euro” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies on the balance sheet dates and the reported amounts of revenue and expense during the reporting periods.

We evaluate our estimates continuously and base them on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results could be materially and adversely affected. We believe the accounting policies described below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Our most critical accounting estimates include revenue recognition, allowance for doubtful accounts and credit losses, income taxes, legal and other contingencies and evaluation of long-lived assets for impairment.

Annual Reports and Accounts 2018	Page | 80

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent and its controlled subsidiaries, which are primarily majority owned. Investments in other entities that we have the ability to control, through a majority voting interest or otherwise, or with respect to which we are the primary beneficiary, are consolidated. Intercompany accounts and transactions have been eliminated in the consolidation. Earnings or losses attributable to any non-controlling interests in a subsidiary are included in net income (loss) in the consolidated statement of operations.

Investments in affiliates, through which we have the ability to exercise significant influence, but do not control and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Investments in affiliates through which we have no ability to exercise significant influence are accounted for using the cost method of accounting.

Foreign Currency Translation

Assets and liabilities of subsidiaries located outside of the United States that have a local functional currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense accounts for these subsidiaries are translated at the average exchange rates for the periods. Resulting translation adjustments are recorded as a component of other reserves within shareholders’ equity. We record gains and losses from currency transactions denominated in currencies other than the functional currency in the consolidated statement of operations.

Revenue Recognition

We account for a contract with a customer when:

i.                we have written approval;

ii.             the contract is committed;

iii.          the rights of the parties, including payment terms, are identified;

iv.           the contract has commercial substance; and

v.              collectability of consideration is probable.

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct.  If we enter into two or more contracts at or near the same time, the contracts may be combined and accounted for as one contract, in which case we determine whether the services or products in the combined contract are distinct. A service or product that is promised to a customer is distinct if both of the following criteria are met:

•                 The customer can benefit from the service or product either on its own or together with other resources that are readily available to the customer; and

•                   Our promise to transfer the service or product to the customer is separately identifiable from other promises in the contract.

Revenue is recognized when (or as) control of a promised service or product transfers to a customer, in an amount that reflects the consideration (which represents the transaction price) to which we expect to be entitled in exchange for transferring that service or product. If the consideration promised in a contract includes a variable amount, we estimate the amount to which we expect to be entitled using either the expected value or most likely amount method. Our contracts may include terms that could cause variability in the consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses or other forms of contingent revenue.

Our standard payment terms dictate that payment is due upon receipt of invoice, payable within 30 days. Invoices are generally issued as control transfers and/or as services are rendered. Additionally, in determining the transaction price, we adjust the promised amount of consideration for the effects of the time value of money if the payment terms are not standard and the timing of payments agreed to by the parties to the contract provide the customer or the Company with a significant benefit of financing, in which case the contract contains a significant financing component. Most arrangements that contain a significant financing component include explicit financing terms.

We may include subcontractor services or third-party vendor services or products in certain arrangements. In these arrangements, revenue from sales of third-party vendor services or products are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this

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evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion.

Service Revenue

Service revenue is derived from the following sources:

•                   Operating and Facilities Management Contracts;

•                   Lottery Management Agreements (“LMA”);

•                   Machine Gaming; and

•                   Other Services.

Operating and Facilities Management Contracts

Our revenue from operating contracts, primarily from the Italy segment, is derived from long-term exclusive operating licenses. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities.

Under operating contracts, we are generally required to pay an upfront license fee. When such upfront license payments are made to our customers, the payment is recorded as a non-current asset and amortized ratably as a reduction of service revenue over the period of usage of the license.

Our revenue from facilities management contracts (“FMC”) is generated by constructing, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance.

Lottery Management Agreements

Our revenue from LMAs is primarily derived from two exclusive contracts within the North America Lottery segment. Similar to operating contracts, under LMAs we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. The arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). In LMAs, we satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. These contracts are annual cost reimbursable contracts with incentives based on the achievement of contractual metrics. Annually, we estimate the amount of incentive to which we expect to be entitled and recognize the incentive and gross revenues on costs incurred as we perform the service. Changes in the annual estimated incentive are made cumulatively each reporting period.

Under LMAs, we can be required to pay an upfront license fee. When such upfront license payments are made to our customers, the payment is recorded as a non-current asset and amortized ratably as a reduction of service revenue over the period of usage of the license.

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Machine Gaming

Our revenue from machine gaming services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in machine gaming services are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue.

In some arrangements, there is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The amount of transaction price to which we are entitled typically is variable based on a percentage of wagers. This results in revenue recognition that corresponds with the value to the customer for the services transferred in the amount that we have the right to invoice. In other arrangements where the end customer is the player, we record revenue net of prize payouts once the wagering outcome has been determined.

Other Services

We also generate revenue from other services, including sports betting and commercial services.

We provide sports betting technology to lotteries and commercial operators in regulated markets, primarily in Italy and other countries in Europe as well as in the U.S. We currently offer two types of sports betting services: fixed odds contracts and sports pools arrangements.

In fixed odds contracts, we establish and assume the risks related to the odds. The potential payout is fixed at the time bets are placed and we bear the risk of odds setting. We are responsible for collecting the wagers, paying prizes, and paying fees to retailers. We retain the remaining amounts as profits. We record revenue as wagers are collected, net of estimated prize payouts.

Our revenue from sports pools arrangements is derived from the management of sports pools where the prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, we collect the wagers, pay prizes, pay a percentage fee to retailers, withhold our fee, and remit the balance to the respective regulatory agency. We assume no risk associated with sports pool wagering. We record revenue net of prize payouts, retailer commissions, and remittances to state authorities once the event occurs.

We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Our contracts generally include other services, including telephone support, software maintenance, content licensing, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis and other professional services. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

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Product Sales

Product sales are derived from the following sources:

•                   Lottery and gaming machines, including game content; and

•                   Lottery and gaming systems and other.

Lottery and Gaming Machines, including Game Content

Our revenue from the sale of lottery and gaming machines includes game content, non-machine gaming services related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of lottery and gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of lottery and gaming machines includes multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below.

Lottery and Gaming Systems and Other

Our revenue from the sale of lottery systems and gaming systems typically includes multiple performance obligations, where we construct, sell, deliver and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. Our other product sales are primarily derived from the production and sales of instant ticket games under multi-year contracts. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the game tickets to the customer) based on the contractual terms of each arrangement.

Arrangements with Multiple Performance Obligations

We often enter into contracts that consist of any combination of services and products based on the needs of our customers, which may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These contracts consist of multiple services and products, whereby the hardware and software may be delivered in one period and the software support and hardware maintenance services are delivered over time.

To the extent that a service or product in an arrangement with multiple performance obligations is subject to other specific accounting guidance, that service or product is accounted for in accordance with such specific guidance.

For all other distinct services and products in these arrangements, the arrangement transaction price is allocated to each performance obligation on a relative standalone selling price basis or another method that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised services or products. If the services and products are not distinct, we determine an appropriate measure of progress based on the nature of our overall promise for the single performance obligation.

To the extent we grant the customer the option to acquire additional services or products in one of these arrangements, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into the contract (i.e., a discount incremental to the range of discounts typically given for the service or product), in which case the customer in effect pays in advance for the option to purchase future  services or products. We recognize revenue when those future services or products are transferred or when the option expires.

Standalone Selling Price

We allocate the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which we would sell a promised service or product separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We

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typically establish an SSP range for our services and products that are reassessed on a periodic basis or when facts and circumstances change.

In other instances, we may not be able to establish an SSP range based on observable prices and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives and pricing practices. Estimating SSP is a formal process that includes review and approval by management.

Contract Costs

Certain eligible, non-recurring costs incurred in the initial phases of service contracts are deferred and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred.

Practical Expedients and Exemptions

We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our consolidated statement of operations. For certain of our long-term contracts, we capitalize and amortize incremental costs of obtaining a contract (e.g., sales commissions) on a straight-line basis over the expected customer relationship period if we expect to recover those costs.

We do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount that we have the right to invoice for services performed.

Contract Assets and Liabilities

Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time. Contract liabilities include deferred revenue, advance payments and billings in excess of revenue recognized.

Upfront License Fees

We periodically make long-term investments in contracts with customers and obtain licenses to supply products and services to the customers. As consideration, we pay license fees, which are classified as other non-current assets in the consolidated balance sheets. We recognize the amortization of the license fees as a reduction of service revenue over the estimated economic life of the license term. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts’ future cash flows. We evaluate these assets for impairment and update amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In periods in which payments are made to the customer, we classify the payment as a cash outflow from operating activities in the consolidated statement of cash flows.

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Jackpot Accounting

We incur costs to fund jackpots and accrue jackpot liabilities with every wager on devices connected to a WAP system. Jackpot liabilities are estimated based on the size of the jackpot, the number of WAP units in service, variations and volume of play, and interest rate movements. Jackpots are generally payable to winners immediately, in the case of instant wins, or in equal annual installments over 20 to 26 years. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments.

Jackpot liabilities are composed of payments due to previous winners, and amounts due to future winners of jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment that may be purchased at the time of the jackpot win. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate at the time of the jackpot win.

Liabilities due to future winners are recorded at the present value of the estimated amount of jackpots not yet won. We estimate  the present value of these liabilities using current market rates, weighted with historical lump sum payout election ratios. Based on the most recent historical patterns, approximately 85% of winners will elect the lump sum payment option. The current portion of these liabilities are estimated based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of  highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds and interest bearing bank accounts with insignificant interest rate risk.

Restricted Cash and Cash Equivalents

We are required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players, or for previously won jackpots, and vary by jurisdiction. Under our Italian Lotto contract, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts, the use of which is restricted based on the contract with our customer. Restricted cash is also maintained for interactive online player deposits, collections on factored and serviced receivables not yet paid through to the third-party owner, and for customer funds received in relation to the provision of our commercial services. These amounts are restricted based on the contracts with our customers or local regulations.

Restricted cash equivalents are primarily composed of publicly-traded foreign government and corporate bonds and mutual funds, and are valued using quoted market prices.

Certain cash related to our Italy segment is classified as restricted cash under GAAP while IFRS requires the cash to be netted against the related liability resulting in a $72.0 million, $96.0 million and $108.5 million difference within restricted cash and cash equivalents and accounts payable on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.

Allowance for Credit Losses

We maintain an allowance for credit losses for the estimated probable losses on uncollectible trade and customer financing receivables. The allowance is estimated based upon the credit-worthiness of our customers, historical experience and aging analysis, as well as current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible.

We determine our allowances for credit losses on customer financing receivables based on two classes: contracts and notes. Contracts include extended payment terms granted to qualifying customers for periods from one to six years and are typically secured by the related products sold. Notes consist of development financing loans granted to select customers to assist in the funding of new or expanding gaming facilities, generally under terms of one to seven years, and are secured by the developed property and/or other customer assets. Customer financing interest income is recognized based on market rates prevailing at issuance.

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Fair Value of Financial Instruments

The International Accounting Standards Board (“IASB”) IFRS 13, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•                   Level 1: Valuations based on inputs such as unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•                   Level 2: Valuations based on inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•                   Level 3: Valuations based on inputs that are unobservable and should reflect the assumptions that market participants would use when pricing the assets or liabilities including assumptions about risk.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Valuation methods and assumptions used to estimate fair value, when Level 1 inputs are not available, are subject to judgments and changes in these factors can materially affect fair value estimates.

For financial assets and financial liabilities that are recognized at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, restricted cash, trade and other receivables, other current assets, accounts payable, and other current liabilities approximate fair value due to relatively short periods to maturity.

Derivative Financial Instruments

We use derivative financial instruments for the management of foreign currency risks and interest rate risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Derivative gains and losses are reported in the consolidated statement of cash flows consistent with the classification of the cash flows from the underlying hedged items.

For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive income and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive income to the same income statement line as the earnings effect of the hedged item.

For derivative instruments designated as fair value hedges, changes in fair value are recorded in interest income (expense) and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate.

For derivative instruments designated as net investment hedges, the spot portion of the derivative gain or loss is reported in foreign currency translation within other comprehensive income to offset any gains or losses on translation of the net investment in the subsidiary.  All other components of the derivative fair value will be reported in income, as either interest income or interest expense, on an amortized basis.

Derivative instruments not designated as hedges are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange gain (loss), net, in the consolidated statement of operations.

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Concentrations of Risks

Financial instruments that potentially subject us to concentration of credit risk consist principally of bank deposits, short and long-term investments, trade receivables, customer financing receivables and foreign currency exchange contracts. Deposits held with banks in the United States may exceed the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance provided on such deposits. Deposits held with banks outside the United States generally do not benefit from FDIC insurance. The majority of our day-to-day banking operations globally are maintained with major, financially sound counterparties with high-grade credit ratings, and we limit our exposure to any one counterparty.

We provide credit to customers in the normal course of business. Credit is extended to new customers based on checks of credit references, credit scores and industry reputation. Credit is extended to existing customers based on prior payment history and demonstrated financial stability. The credit risk associated with trade and customer financing receivables is generally limited due to the large number of customers and their geographic dispersion. We establish an allowance for the estimated uncollectible portion of trade and customer financing receivables. Product sales are generally dispersed among a large number of customers, minimizing the reliance on any particular customer or group of customers.

The counterparties to our foreign currency exchange contracts consist of a number of major financial institutions. In addition to limiting the amount of contracts we enter into with any one party, we monitor the credit quality of the counterparties on an ongoing basis.

We purchase or license many sophisticated components and products from one or a limited number of qualified suppliers. If any of our suppliers were to cancel or materially change contracts or commitments with the Company or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose customer orders. We attempt to minimize this risk by finding alternative suppliers or maintaining adequate inventory levels.

Inventories

Inventories are stated at the lower of cost (applying the first in, first out method) and net realizable value. Allowances are made for defective, obsolete or excess inventory.

Legal and Other Contingencies

Loss contingency provisions arising from a legal proceeding or claim are recorded for probable and estimable losses at the best estimate of a loss when there is a range of possible outcomes, or when a best estimate cannot be made, at the midpoint of the range when any point in a continuous range is as likely as any other, the determination of which requires significant judgment. If it is reasonably possible but not probable that a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, the amount or range of estimated loss is disclosed, if material. We evaluate our provisions for legal contingencies at least quarterly and, as appropriate, establish new provisions or adjust existing provisions to reflect the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings and other relevant events and developments; the advice of counsel; and the assumptions and judgment of management. Legal costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using the enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is not recorded if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enacted or substantively enacted date.

Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance, which prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more likely than not” to be sustained, the tax position is then assessed to determine the amount of the benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

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We recognize interest and penalties related to unrecognized tax benefits on the provision for taxes line of the consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets.

At December 31, 2018, we finalized our policy and have elected to use the period cost method for global intangible low-taxed income (“GILTI”) provisions and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods.

Business Combinations

We account for acquired subsidiaries using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree are recorded at their acquisition date fair values. The excess of the costs of an acquired subsidiary over the net of the amounts assigned to identifiable assets acquired and liabilities incurred or assumed,  is capitalized as goodwill. Acquisition and disposition related costs are included in transaction (income) expense, net in the consolidated statement of operations. Transaction (income) expense, net is composed of transaction costs on significant business combinations and gains and losses incurred on disposals of group entities or businesses. The results of operations of acquired subsidiaries are included in the consolidated financial statements from the date control is obtained.

Goodwill

Goodwill represents the excess of the costs of an acquisition, including the fair value of any contingent consideration, over the fair value of the amounts assigned to assets acquired and liabilities incurred or assumed of the acquired subsidiary at the date of acquisition. The primary drivers that generate goodwill are the value of synergies between the acquired subsidiary and the Company and the acquired assembled workforce, neither of which qualifies as a separately identifiable intangible asset. Goodwill is stated at cost less accumulated impairment losses.

Other Intangible Assets

Other intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses, and include indefinite-lived and definite-lived intangible assets.

Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships, computer software and game library, licenses, and developed technologies, are capitalized and amortized on a straight-line basis over their estimated economic lives. Amortization of software-related intangibles is included in cost of services and cost of product sales and amortization of other intangible assets is included in selling, general and administrative expenses in the consolidated statement of operations.

The estimated economic lives of our definite-lived intangible assets are as follows:

Category	Estimated economic life
Networks	7 years
Sports and horse racing betting rights	7 years
Computer software and game library	3 - 14 years
Licenses	3 - 15 years
Trademarks	3 - 20 years
Developed technologies	5 - 14 years
Customer relationships	7 - 20 years
Other	3 - 17 years

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Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net

We have two categories of fixed assets: systems, equipment and other assets related to contracts (“Systems & Equipment”); and property, plant and equipment (“PPE”).

Systems & Equipment are assets that primarily support our operating contracts and facilities management contracts (collectively, the “Contracts”) and are principally composed of lottery and gaming assets. PPE are assets we use internally, primarily in manufacturing, selling, general and administration, research and development (“R&D”), and commercial service applications not associated with Contracts.

Systems & Equipment and PPE are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Depreciation commences when the asset is placed in service and is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs, including planned maintenance, are expensed as incurred.

The estimated useful lives for Systems & Equipment depends on the type of cost as follows:

•                   Lottery costs (such as terminals, mainframe computers, communications equipment, and software development costs); and

•                   Commercial gaming machines.

Lottery costs are typically depreciated over their estimated useful lives, generally not to exceed 10 years, and commercial gaming machines over three to five years.

The estimated useful lives for PPE is 40 years for buildings and five to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

Evaluation of Long-Lived Assets for Impairment

Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Goodwill is tested at the cash-generating unit level, which is the same as the Company’s reporting unit level and one level below or the same level as an operating segment.

Goodwill is reviewed for impairment using either a qualitative assessment or a quantitative one-step process. The goodwill impairment test compares the recoverable value of a reporting unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit’s recoverable value, not to exceed the total amount of goodwill allocated to that reporting unit. In performing the goodwill impairment test, we estimate the recoverable value of the reporting units using an income approach that analyzes projected discounted cash flows.

Other indefinite-lived intangible assets other than goodwill are tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable.  We perform a quantitative analysis that  compares the recoverable value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the receoverable value.

Long-lived assets, other than goodwill and other indefinite-lived intangible assets, are tested for impairment whenever events or changes in circumstances indicate the carrying amount of those assets or asset groups may not be recoverable. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount.

The Company calculates its recoverable amount as its fair value less costs to dispose.

Research and Development Costs

R&D costs, which include salaries and benefits, stock-based compensation, consultants’ fees, facilities-related costs, material costs, depreciation and travel, are expensed as incurred, as the criteria to capitalize development costs have not been met.

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Capitalized Software Development Costs

Costs incurred in the development of our externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Material software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Capitalized costs are amortized over the products’ estimated economic life to cost of product sales in the consolidated statement of operations.

Costs incurred in the development of software to be used only for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services. Costs incurred in the development of software to be used only for internal use are capitalized as internal-use software and amortized over the useful life to selling, general and administrative expenses in the consolidated statement of operations.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting period. For awards that contain only a service vesting feature, compensation cost is recognized on a straight-line basis over the awards’ vesting period. For awards with a performance condition, when achievement of the performance condition is deemed probable, compensation cost is recognized on a graded-vesting basis over the awards’ expected vesting period.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $61.5 million and $111.9 million for the years ended December 31, 2018 and 2017, respectively.

New Accounting Standards - Recently Adopted

In March 2018, the IASB issued International Financial Reporting Interpretations Committee (“IFRIC”) 22 - Foreign Currency Transactions and Advance Consideration, (“IFRIC 22”). The interpretation provides guidance when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it) in a foreign currency transaction. The guidance was adopted in the first quarter of 2018 and did not have a material impact on our consolidated financial statements.

In July 2014, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement. The amended guidance introduces new requirements for classification and measurement, impairment and hedge accounting. All financial assets are measured at amortized cost, fair value through other comprehensive income or fair value through profit and loss.  The basis for classification and measurement depends on the business model objective and the contractual cash flow characteristics of the financial asset. The Company has a number of trade receivable factoring arrangements which have been considered in the adoption of IFRS 9. The new IFRS 9 credit impairment model replaces the incurred loss model used under IAS 39, and is intended to result in earlier loss recognition.  Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. Hedge accounting under IFRS 9 is more closely aligned with the Company’s risk management activities.  We adopted the new standard effective January 1, 2018. The adoption did not have a material impact on the Parent or the consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers  (“IFRS 15”). The amended guidance outlines a single comprehensive revenue model in accounting for revenue from contracts with customers. IFRS 15 supersedes existing revenue recognition guidance under IFRS and replaces it with a five-step revenue model with a core principle to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under IFRS 15, more judgment and estimates are required within the revenue recognition process than required under prior IFRS, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation.

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We adopted IFRS 15 in the first quarter of 2018 using a modified retrospective application approach which was applied to customer contracts, in their modified state, that were not completed as of January 1, 2018. We recognized the cumulative effect of initially applying the new revenue recognition standard as an adjustment to beginning retained deficit.

On January 1, 2018, we recorded a pre-tax transition adjustment within retained deficit of $61.2 million ($50.9 million after tax) in our consolidated financial statements, primarily due to multi-year licenses, LMA incentives, and lottery machines wherein control transferred in advance of delivery. IFRS 15 resulted in the reclassification of our jackpot expense from cost of services to a reduction of service revenue in our consolidated statement of operations. We did not experience and do not currently anticipate significant changes to our business practices and systems to support the adoption of IFRS 15. See Note 3, Revenue Recognition, for additional information on the adoption of IFRS 15.

New Accounting Standards - Not Yet Adopted

In October 2018, the IASB issued IFRIC 23 - Uncertainty Over Income Taxes (“IFRIC 23”). IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The guidance is effective for the Company as of January 1, 2019. We are currently evaluating the impact of adoption.

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. IFRS 16 adopts a single model that requires entities to recognize assets and liabilities on the balance sheet for most lease arrangements, similar to the accounting for finance lease arrangements under the existing guidance.  IFRS 16 is effective for the Company as of January 1, 2019. The Company will adopt IFRS 16 using the modified retrospective approach, which will result in a cumulative effect adjustment to retained earnings on January 1, 2019.  Additionally, we have elected to use the transition expedient to not reassess whether a lease continues to be a lease and to use hindsight in determining the lease term and assessing impairment.

As a lessee of real estate globally, we expect the adoption of IFRS 16 to have a significant impact on the consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows due to the recognition of right of use (“ROU”) assets and lease liabilities and the reclassification of lease expense to interest and depreciation expense for existing operating leases. As a lessee, we will record a ROU asset and lease liability on the balance sheet for substantially all leases with initial lease terms longer than 12 months. We expect this to increase our reported assets and liabilities by an amount in the range of $390 million to $445 million at March 31, 2019. We will recognize depreciation of the ROU asset and interest expense on the lease liability in our consolidated statement of operations.  The cash repayments of the lease liability will be presented as operating activities for the interest portion of the payments and financing activities for the principal portion of the payments in the consolidated statement of cash flows. There will not be a significant change to our liquidity.

While lessor accounting is largely unchanged under IFRS 16, certain of our lottery and gaming arrangements may include leases for implicitly or explicitly identified equipment installed at customer locations as part of our long-term technology service contracts.  In these arrangements, we are typically compensated based on a percentage of sales or other forms of variable payment. While most of these leases will be classified as operating leases, certain of these are leases that could be classified as sales-type financing leases either at inception or upon modification of existing contracts in future periods.

We will continue to assess the anticipated impact of adopting this guidance on ongoing business policies and processes.

Annual Reports and Accounts 2018	Page | 92

3.              Revenue Recognition

Disaggregation of Revenue

The following table summarizes customer contract revenue disaggregated by reportable segment and the source of the revenue for the year ended December 31, 2018:

	For the year ended December 31, 2018
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Other	Total
Operating and Facilities Management Contracts	—	828,641	282,864	791,586	—	1,903,091
Lottery Management Agreements	—	129,104	—	—	—	129,104
Machine gaming	420,447	99,679	53,586	672,200	—	1,245,912
Other services	204,029	53,645	159,047	349,044	723	766,488
Service revenue	624,476	1,111,069	495,497	1,812,830	723	4,044,595

Lottery machines	—	80,405	20,246	—	—	100,651
Gaming machines	261,696	—	193,092	—	—	454,788
Systems and other	116,997	428	111,148	930	—	229,503
Product sales	378,693	80,833	324,486	930	—	784,942
Total revenue	1,003,169	1,191,902	819,983	1,813,760	723	4,829,537

Contract Balances

Information about receivables, contract assets and contract liabilities subject to IFRS 15 is as follows:

($ thousands)	December 31, 2018	January 1, 2018 (As Adjusted)	Balance Sheet Classification
Receivables, net	949,085	938,958	Trade and other receivables, net

Contract assets:
Current	58,739	27,903	Other current assets
Non-current	69,691	43,511	Other non-current assets
	128,430	71,414

Contract liabilities:
Current	(72,005)	(62,847)	Other current liabilities
Non-current	(67,022)	(51,848)	Other non-current liabilities
	(139,027)	(114,695)

The amount of revenue recognized during the year ended December 31, 2018 that was included in the contract liabilities balance at January 1, 2018 was $44.5 million.

Transaction Price Allocated to Remaining Performance Obligations

Estimated revenue expected to be recognized in the future related to remaining performance obligations includes estimates of variable consideration, except when the variable consideration is a sales-based or usage-based royalty promised in exchange for a license of intellectual property, the original duration of the contract is one year or less, or we apply the right to invoice practical expedient. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

At December 31, 2018, unsatisfied performance obligations for contracts expected to be greater than one year or contracts for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our

Annual Reports and Accounts 2018	Page | 93

performance completed to date were approximately 3% of our annual revenue for 2018, of which approximately 25% is expected to be satisfied within one year and the remainder is expected to be satisfied over the subsequent seven years.

Reconciliation of IFRS 15 to Prior Accounting Standards

The following table summarizes the impacts of adopting IFRS 15 to our consolidated statement of operations for the year ended December 31, 2018:

	For the year ended December 31, 2018
($ thousands, except per share amounts)	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted
Revenue	4,894,581	(65,044)	4,829,537
Operating expenses	(4,320,007)	80,056	(4,239,951)
Provision for income taxes	(182,712)	(1,504)	(184,216)
Net loss attributable to IGT PLC	(157,883)	13,508	(144,375)

Net loss attributable to IGT PLC per common share - basic	(0.78)	0.07	(0.71)
Net loss attributable to IGT PLC per common share - diluted	(0.78)	0.07	(0.71)

The following table summarizes the impacts of adopting IFRS 15 to our consolidated balance sheet at December 31, 2018:

	December 31, 2018
($ thousands)	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted
Trade and other receivables, net	943,935	5,150	949,085
Inventories, net	298,234	(15,536)	282,698
Other current assets	431,502	57,776	489,278
Other non-current assets	2,092,721	27,849	2,120,570

Other current liabilities	910,383	14,133	924,516
Other non-current liabilities	719,804	(3,312)	716,492
Retained deficit	(1,395,087)	64,418	(1,330,669)

The following table summarizes the impacts of adopting IFRS 15 to our consolidated statement of cash flows for the year ended December 31, 2018:

	For the year ended December 31, 2018
($ thousands)	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted
Net loss	(99,917)	13,545	(86,372)
Trade and other receivables	(50,310)	(4,046)	(54,356)
Inventories	18,429	(5,873)	12,556
Other assets and liabilities	(169,668)	(3,626)	(173,294)
Net cash provided by operating activities	8,655	—	8,655

Annual Reports and Accounts 2018	Page | 94

4.              Dispositions

Sale of Double Down Interactive LLC

On June 1, 2017, we sold Double Down Interactive LLC (“DoubleDown”) to DoubleU Games Co., Ltd. Details of the transaction are summarized in the table below.

($ thousands)	For the year ended December 31, 2017
Cash proceeds	825,751
Less: Cash divested	(1,963)
Net cash proceeds	823,788
Net book value	(772,440)
Gain on sale	51,348
Selling costs	(24,116)
Gain on sale, net of selling costs	27,232

The $27.2 million gain on sale of DoubleDown, net of selling costs, is classified within transaction expense (income), net in the consolidated statement of operations for the year ended December 31, 2017.

5.              Trade and Other Receivables, net

Trade and other receivables, net are recorded at cost.

	December 31,
($ thousands)	2018	2017
Gross	1,008,509	991,177
Allowance for credit losses	(59,424)	(53,323)
Net	949,085	937,854

The following table presents the activity in the allowance for credit losses:

	December 31,
($ thousands)	2018	2017
Balance at beginning of year	(53,323)	(58,884)
Provisions, net	(10,800)	(12,255)
Amounts written off as uncollectible	2,222	17,826
Foreign currency translation	2,869	(5,885)
Other	(392)	5,875
Balance at end of year	(59,424)	(53,323)

Annual Reports and Accounts 2018	Page | 95

The following table presents an analysis of our past due trade and other receivables, gross of allowance for credit losses:

	For the year ended		For the year ended
	December 31, 2018		December 31, 2017
($ thousands)	$	%	$	%
Current	835,299	82.8%	817,279	82.4%
Past due:
1 - 30 days	71,209	7.1%	72,253	7.3%
31 - 60 days	16,656	1.7%	24,446	2.5%
61 - 90 days	17,473	1.7%	11,805	1.2%
91 - 180 days	19,441	1.9%	13,915	1.4%
Over 180 days	48,431	4.8%	51,479	5.2%
	1,008,509	100.0%	991,177	100.0%

We have two agreements with major European financial institutions to sell certain trade receivables related to the Italy segment on a non-recourse basis. At December 31, 2018 and 2017, there were €203.1 million ($232.6 million at the December 31, 2018 exchange rate) and €221.3 million ($265.4 million at the December 31, 2017 exchange rate) of trade receivables outstanding that had been sold and derecognized from the consolidated balance sheet, respectively.

We also sell certain other trade receivables on a non-recourse basis which have been derecognized from the consolidated balance sheet. At December 31, 2018 and 2017, there were $21.4 million and $18.6 million of these receivables outstanding that had been sold, respectively, primarily in the North America Gaming and Interactive segment.

6.              Inventories

	December 31,
($ thousands)	2018	2017
Raw materials	140,143	156,336
Work in progress	32,835	33,588
Finished goods	109,720	129,621
	282,698	319,545

The cost of inventories related to product sales that were recognized as an expense during 2018 and 2017 was $422.3 million and $441.8 million, respectively.

The amount of write-down of inventories recognized as an expense during 2018 and 2017 was $11.3 million and $8.9 million, respectively, which is included in our consolidated statement of operations as follows:

	December 31,
($ thousands)	2018	2017
Cost of product sales	11,280	8,289
Cost of services	41	619
	11,321	8,908

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7.              Other Assets

Other Current Assets

	December 31,
($ thousands)	2018	2017
Customer financing receivables, net	170,273	151,360
Other receivables	61,055	65,891
Value-added tax receivable	60,232	49,962
Contract assets	58,739	—
Prepaid royalties	52,712	59,596
Prepaid expenses	47,781	30,977
Other	38,486	38,344
	489,278	396,130

Other Non-Current Assets

	December 31,
($ thousands)	2018	2017
Upfront license fees, net:
Italian Scratch & Win	992,333	1,145,998
Italian Lotto	689,170	826,216
New Jersey	91,970	100,730
Indiana	13,247	14,642
	1,786,720	2,087,586

Customer financing receivables, net	88,354	74,898
Contract assets	69,691	—
Prepaid royalties	64,598	103,322
Prepaid income taxes	25,942	45,295
Other	85,265	103,883
	2,120,570	2,414,984

Upfront License Fees

Italian Scratch & Win

In December 2017, Lotterie Nazionali S.r.l., our majority-owned subsidiary, was awarded a nine-year contract extension for the Italian Scratch & Win license (the “Italian Scratch & Win extension”) that required an upfront license fee of €800.0 million ($937.4 million).

The upfront license fees are being amortized as follows:

Upfront License Fee	License Term	Amortization Start Date
Italian Scratch & Win	9 years	October 2010
Italian Scratch & Win extension	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

Annual Reports and Accounts 2018	Page | 97

Contract Assets

Contract assets were recorded as a result of our adoption of IFRS 15 in the first quarter of 2018. Refer to the revenue recognition policy in Note 2, Summary of Significant Accounting Policies, for more information.

Customer Financing Receivables

Customer financing receivables, net are recorded at amortized cost.

	December 31, 2018
		Allowance for
($ thousands)	Gross	credit losses	Net
Current	196,831	(26,558)	170,273
Non-current	91,005	(2,651)	88,354
	287,836	(29,209)	258,627

	December 31, 2017
		Allowance for
($ thousands)	Gross	credit losses	Net
Current	167,985	(16,625)	151,360
Non-current	77,847	(2,949)	74,898
	245,832	(19,574)	226,258

The following table presents the activity in the allowance for credit losses:

	December 31,
($ thousands)	2018	2017
Balance at beginning of year	(19,574)	(7,856)
Provisions, net	(10,131)	(5,236)
Amounts written off as uncollectible	317	—
Foreign currency translation	179	(159)
Other	—	(6,323)
Balance at end of year	(29,209)	(19,574)

The following table presents an analysis of our past due customer financing receivables, gross of allowance for credit losses:

	For the year ended		For the year ended
	December 31, 2018		December 31, 2017
($ thousands)	$	%	$	%
Current	209,559	72.8%	197,720	80.4%
Past due:
1 -30 days	19,461	6.8%	5,223	2.1%
31 - 60 days	5,323	1.9%	4,565	1.9%
61 - 90 days	3,273	1.1%	2,785	1.1%
91 - 180 days	7,877	2.7%	8,042	3.3%
Over 180 days	42,343	14.7%	27,497	11.2%
	287,836	100.0%	245,832	100.0%

At December 31, 2018 and 2017, $6.9 million and $34.2 million, respectively, of certain outstanding customer financing receivables were sold on a non-recourse basis.

Customer financing receivables, net are recorded and valued based on expected payments and market interest rates relative to the credit risk of each customer region. At December 31, 2018 and 2017, the carrying value of customer financing receivables approximated its fair value and was classified within Level 3 of the fair value hierarchy.

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8.              Fair Value of Financial Assets and Liabilities

Financial Assets and Liabilities Carried at Fair Value

The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value at December 31, 2018 and 2017:

	December 31, 2018
($ thousands)	Level 1	Level 2	Level 3	Total Fair Value
Restricted cash equivalents	56,550	—	—	56,550
Derivative assets	—	7,317	2,519	9,836
Available-for-sale investments	6,585	—	—	6,585
Derivative liabilities	—	25,473	—	25,473

	December 31, 2017
($ thousands)	Level 1	Level 2	Level 3	Total
Restricted cash equivalents	57,465	—	—	57,465
Derivative assets	—	501	2,638	3,139
Available-for-sale investments	11,991	—	—	11,991
Contingent consideration liabilities	—	—	7,755	7,755
Derivative liabilities	—	19,352	—	19,352

Valuation Techniques and Balance Sheet Presentation

Restricted cash equivalents are primarily composed of publicly-traded foreign government and corporate bonds and mutual funds, and were valued using quoted market prices. Restricted cash equivalents are presented in restricted cash and cash equivalents in the consolidated balance sheet.

Derivative assets and liabilities classified as Level 2 in the table above were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustments for credit risk as appropriate. All significant inputs were derived from or corroborated by observable market data including current forward exchange rates, LIBOR rates, among others. The Level 3 derivative asset in the table above was valued based on a free cash flow forecast. Refer to Note 9, Derivative Financial Instruments, for additional information.

Certain of our available-for-sale investments are carried at fair value and were valued using quoted market prices. Available-for-sale investments are presented as other non-current assets in the consolidated balance sheet.

Contingent consideration was valued using a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and is presented as other current liabilities in the consolidated balance sheet.

Annual Reports and Accounts 2018	Page | 99

Assets and Liabilities Not Carried at Fair Value

The following tables represent the fair value hierarchy for assets and liabilities not measured at fair value at December 31, 2018 and 2017:

	December 31, 2018
($ thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Available-for-sale investments	13,509	—	—	13,509	13,509
Jackpot liabilities	254,567	—	—	229,089	229,089
Debt	7,996,073	—	8,089,154	—	8,089,154

	December 31, 2017
($ thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Available-for-sale investments	12,409	—	—	12,409	12,409
Jackpot liabilities	275,626	—	—	268,581	268,581
Debt	8,391,647	—	8,974,126	—	8,974,126

Valuation Techniques and Balance Sheet Presentation

Certain of our available-for-sale investments are carried at cost (which approximates fair value) and are presented as other non-current assets in the consolidated balance sheet.

Jackpot liabilities were primarily valued using discounted cash flows, incorporating expected future payment timing, estimated funding rates based on the treasury yield curve, and nonperformance credit risk. Expected annuity payments over one to 25 years (average 10 years) were discounted using the 10-year treasury yield curve rate (2.69%) for the estimated funding rate and the 10-year credit default swap rate (3.60%) for nonperformance risk. The present value (carrying value) of the expected lump sum payments were discounted using the 1-year treasury yield curve rate (2.63%) with the 1-year credit default swap rate (0.22%) for the current amounts, and the 2-year treasury yield curve rate (2.48%) with the 2-year credit default swap rate (0.60%) for non-current amounts. Significant increases (decreases) in any inputs in isolation would result in a lower (higher) fair value measurement. Generally, changes in the estimated funding rates do not correlate with changes in non-performance credit risk. Jackpot liabilities are presented as other current and other non-current liabilities in the consolidated balance sheet.

Debt is categorized within Level 2 of the fair value hierarchy and valued using quoted market prices, dealer quotes, or current interest rates. Carrying values in the table exclude swap adjustments.

9.              Derivative Financial Instruments

We use selected derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing.

Cash Flow Hedges

The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2018 and 2017 were $74.0 million and $100.8 million, respectively. The amount recorded within other comprehensive income at December 31, 2018 is expected to impact the consolidated statement of operations in 2019.

In March 2018, prior to the issuance of the €500 million of 3.500% Senior Secured Notes due July 2024 (the “3.500% Notes”), we executed €200.0 million notional amount of forward starting interest rate swaps to hedge against an increase in the interest rate benchmark applicable to the future expected issuance of euro denominated debt securities. We settled these swaps in June 2018 at a loss of €3.8 million ($4.4 million).

In March 2018, prior to the issuance of the $750 million of 6.250% Senior Secured Notes due January 2027 (the “6.250% Notes”), we executed $200.0 million notional amount of treasury rate lock contracts to hedge against an increase in the interest rate benchmark

Annual Reports and Accounts 2018	Page | 100

applicable to the future expected issuance of U.S. dollar denominated debt securities. We settled these treasury rate lock contracts in June and September 2018 at a loss of $1.1 million and a gain of $1.4 million, respectively.

There were no forward starting interest rate swaps or treasury locks outstanding at December 31, 2018 or 2017.

Fair Value Hedges

In September 2015, we executed $625.0 million notional amount of interest rate swaps that effectively convert $625.0 million of the 6.250% Senior Secured Notes due February 2022 from fixed interest rate debt to variable rate debt. Under the terms of these swaps, we are required to make variable rate interest payments based on six-month LIBOR plus a fixed spread, ranging between 6.95% and 7.07% at December 31, 2018, and will receive fixed rate interest payments from our counterparties based on a fixed rate of 6.25%. The LIBOR rate resets semiannually on February 15 and August 15. Settlement of the net amount of interest receivable or payable under the swaps occurs semiannually on February 15 and August 15. The swaps expire in February 2022.

Net Investment Hedges

In October 2018, we executed $200.0 million notional amount of cross-currency swaps that effectively converted fixed rate U.S. dollar denominated debt to euros. These cross-currency swaps are being used to hedge a net investment. Under the terms of these swaps, we are required to make semi-annual fixed rate interest payments in euros based on a fixed rate of 2.86% and will receive fixed rate interest payments from our counterparties in U.S. dollars based on a fixed rate of 6.25% on February 15 and August 15 in each year. A final notional exchange will occur on settlement where we receive $200.0 million and pay €174.2 million. These cross-currency swaps expire in August 2021. There were no cross-currency swap contracts outstanding as of December 31, 2017.

Derivatives Not Designated as Hedging Instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2018 and 2017 was $518.7 million and $460.6 million, respectively.

Balance Sheet Location and Fair Value

		December 31,
($ thousands)	Balance Sheet Location	2018	2017
Derivatives designated as hedging instruments
Foreign currency forward contracts	Current assets	1,634	—
	Current liabilities	—	(2,362)

Interest rate swaps	Current liabilities	(2,118)	—
	Non-current liabilities	(17,839)	(14,953)

Cross-currency swaps	Current assets	4,100	—
	Non-current liabilities	(1,850)	—

Derivatives not designated as hedging instruments
Foreign currency forward contracts	Current assets	1,583	501
	Current liabilities	(3,666)	(2,037)

Option contract	Non-current assets	2,519	2,638

Annual Reports and Accounts 2018	Page | 101

Income Statement Location and Effect

		Gain (Loss) Recognized in Income
		for the year ended December 31,
($ thousands)	Income Statement Location	2018	2017
Derivatives designated as hedging instruments
Foreign currency forward contracts	Service revenue	(536)	(1,744)

Interest rate swaps	Other income (expense), net	(443)	427
	Interest income and Interest expense	941	—

Cross-currency swaps	Interest income and Interest expense	1,340	—

Derivatives not designated as hedging instruments
Foreign currency forward contracts	Foreign exchange gain (loss), net	(17,944)	(21,870)

Refer to Note 19, Shareholders’ Equity - Other Reserves for further information.

10.       Financial Risk Management

Our activities expose us to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk and credit risk. Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our performance through ongoing operational and finance activities. We monitor and manage our exposure to such risks both centrally and at the local level, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position.

Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing. Our policy is not to enter into such contracts for speculative purposes. Our accounting policies and disclosures regarding derivatives are set out in Note 2, Summary of Significant Accounting Policies, and Note 9, Derivative Financial Instruments.

The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Interest Rate Risk

Indebtedness

Our exposure to changes in market interest rates relates primarily to our cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements.

In 2018 and 2017, our exposure to floating rates of interest related primarily to the Revolving Credit Facilities and Term Loan Facilities.

At December 31, 2018 and 2017, we held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.250% Senior Secured Notes due June 2022 from fixed interest rate debt to variable rate debt. At December 31, 2018 and 2017, approximately 35% and 30% of our net debt portfolio was exposed to interest rate fluctuations, respectively.

A hypothetical 10 basis points increase in interest rates for 2018 and 2017, with all other variables held constant, would have resulted in incremental pre-tax losses of approximately $2.8 million and $2.5 million, respectively.

Annual Reports and Accounts 2018	Page | 102

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury and agency rates due to changes in market and other economic conditions directly impact our cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. We estimate a hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $7.1 million and $9.0 million in 2018 and 2017, respectively. We do not manage this exposure with derivative financial instruments.

Foreign Currency Exchange Rate Risk

We operate on an international basis across a number of geographical locations. We are exposed to (i) transactional foreign exchange risk when an entity enters into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when we translate the financial statements of our foreign entities into U.S. dollars for the preparation of the consolidated financial statements.

Transactional Risk

Our subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where we enter into transactions in a currency other than the functional currency of the relevant entity, we seek to minimize our exposure by (i) sharing risk with our customers (for example, in limited circumstances, but whenever possible, we negotiate clauses into our contracts that allows for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts.

The principal foreign currency to which we are exposed is the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in incremental pre-tax losses of approximately $337.8 million and $362.2 million for 2018 and 2017, respectively.

From time to time, we enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less, and are regularly renewed to provide continuing coverage throughout the year. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness.

At December 31, 2018, we had forward contracts for the sale of approximately $283.2 million of foreign currency (primarily euro and British pounds) and the purchase of approximately $309.5 million of foreign currency (primarily U.S. dollars, Canadian dollars and Swedish krona).

At December 31, 2017, we had forward contracts for the sale of approximately $333.9 million of foreign currency (primarily euro and British pounds) and the purchase of approximately $227.5 million of foreign currency (primarily U.S. dollars, Canadian dollars and Swedish krona).

Translation Risk

Certain of our subsidiaries are located in countries that are outside of the United States, in particular the Eurozone. As our reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of changes in equity within other reserves.

Our foreign currency exposure primarily arises from changes between the U.S. dollar and the euro and the U.S. dollar and Swedish krona. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have reduced equity by $143.7 million and $94.2 million for 2018 and 2017, respectively. A hypothetical 10% decrease in the U.S. dollar to Swedish krona exchange rate, with all other variables held constant, would have reduced equity by $15.8 million and $21.9 million for 2018 and 2017, respectively.

Annual Reports and Accounts 2018	Page | 103

Liquidity Risk

Liquidity risk is the risk of not being able to fulfill present or future obligations if the Company does not have sufficient funds available to meet such obligations. Liquidity risk arises mostly in relation to cash flows generated and used in working capital and from financing activities, particularly by servicing our debt, in terms of both interest and principal, and its payment obligations relating to its ordinary business activities. We believe that the cash which we generate from our operating activities, together with our committed borrowing capacity, will be sufficient to meet our financial obligations and operating requirements in the foreseeable future. Therefore, we do not believe that we are exposed to a significant concentration of liquidity risk.

Credit Risk

Our credit risk primarily arises from cash, trade receivables and customer financing receivables. We have established risk management policies, where we hold cash deposits with major, financially sound counterparties with high credit ratings, that also limit exposure to any one credit party.

We enter into commercial transactions only with recognized, creditworthy third parties. A significant portion of trade receivables are from government lottery entities which we consider to pose insignificant credit risk. Additionally, we do not have significant credit risk to any one customer.

Geographically, credit risk is concentrated as follows:

	December 31,
	2018		2017
(in thousands)	$	%	$	%
Italy	427,148	35.4	432,533	37.2
United States	303,616	25.1	291,729	25.1
Latin America	218,577	18.1	189,730	16.3
Rest of Europe and Africa	159,311	13.2	210,516	18.1
Other	99,060	8.2	39,604	3.4
	1,207,712	100.0	1,164,112	100.0

Reconciliation to Balance Sheet:
Trade and other receivables, net (Note 5)	949,085		937,854
Customer financing receivables, net - current (Note 7)	170,273		151,360
Customer financing receivables, net - non-current (Note 7)	88,354		74,898
	1,207,712		1,164,112

An analysis of our past due trade and other receivables and past due customer financing receivables is included in Note 5, Trade and Other Receivables, net and Note 7, Other Assets, respectively.

Commodity Price Risk

Our exposure to commodity price changes is not considered material and is managed through our procurement and sales practices.

Capital Management

The primary goal of our capital management strategy is to ensure strong credit ratings and healthy financial ratios in order to support our business while maximizing corporate value and reducing our financial risks. We consider all equity and debt to be managed capital of the Company.

We manage our capital structure and make adjustments based on long-term strategy decisions in light of changes in economic conditions. Additionally, we seek to preserve an optimal weighted average cost of capital and maintain sufficient financial flexibility to pursue growth opportunities.

Annual Reports and Accounts 2018	Page | 104

Our capital structure is as follows:

	December 31,
($ thousands, except ratios)	2018	2017
Total Debt (Note 15)	8,011,660	8,375,672
Less: Cash and cash equivalents	250,669	1,057,418
Total Net Debt	7,760,991	7,318,254

Total Equity	2,379,585	2,428,095

Net Debt to Equity Ratio	3.3x	3.0x

11.       Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment, net consists of the following:

($ thousands)	Land	Buildings	Terminals and Systems	Furniture and Equipment	Contracts in Progress	Total
Net book value
Balance at December 31, 2016	574	40,040	948,731	59,315	169,367	1,218,027
Additions	—	12,825	69,363	16,210	325,856	424,254
Acquisition	—	1,039	182	144	—	1,365
Depreciation	—	(12,880)	(341,787)	(14,531)	—	(369,198)
Impairment loss	—	—	(1,220)	—	—	(1,220)
Disposals	(27)	(66)	(16,477)	(216)	(91)	(16,877)
Foreign currency translation	—	3,931	77,760	(5,650)	(4,682)	71,359
Transfers	—	1,042	474,095	5,889	(341,205)	139,821
Other	—	—	(13,191)	—	—	(13,191)
Balance at December 31, 2017	547	45,931	1,197,456	61,161	149,245	1,454,340
Additions	—	11,477	96,984	9,427	205,813	323,701
Depreciation	—	(14,320)	(368,686)	(19,469)	—	(402,475)
Impairment loss	—	—	(2,407)	—	—	(2,407)
Disposals	(7)	—	(43,817)	(85)	(15)	(43,924)
Foreign currency translation	—	(1,202)	(31,108)	3,303	184	(28,823)
Transfers	—	1,349	397,242	7,223	(280,845)	124,969
Other	(237)	—	1,347	(1,582)	—	(472)
Balance at December 31, 2018	303	43,235	1,247,011	59,978	74,382	1,424,909

Balance at December 31, 2017
Cost	547	151,962	3,019,155	197,610	149,245	3,518,519
Accumulated depreciation	—	(106,031)	(1,821,699)	(136,449)	—	(2,064,179)
Net book value	547	45,931	1,197,456	61,161	149,245	1,454,340

Balance at December 31, 2018
Cost	303	157,611	3,065,028	205,305	74,382	3,502,629
Accumulated depreciation	—	(114,376)	(1,818,017)	(145,327)	—	(2,077,720)
Net book value	303	43,235	1,247,011	59,978	74,382	1,424,909

Borrowing costs of $1.1 million and $4.2 million were capitalized to Systems & Equipment in 2018 and 2017, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 5.3% and 5.8% for 2018 and 2017, respectively, which was the effective interest rate of all borrowings.

Annual Reports and Accounts 2018	Page | 105

PPE, net consists of the following:

($ thousands)	Land	Buildings	Furniture and Equipment	Contracts in Progress	Total
Net book value
Balance at December 31, 2016	18,787	159,488	113,029	36,352	327,656
Additions	272	1,003	5,152	35,434	41,861
Depreciation	—	(2,422)	(37,955)	—	(40,377)
Disposals	(16,665)	(135,179)	(2,357)	(6,107)	(160,308)
Foreign currency translation	233	806	1,009	253	2,301
Transfers	—	2	38,456	(45,329)	(6,871)
Other	(85)	(85)	(864)	—	(1,034)
Balance at December 31, 2017	2,542	23,613	116,470	20,603	163,228
Additions	—	32	8,357	22,082	30,471
Depreciation	—	(1,408)	(37,183)	—	(38,591)
Disposals	—	(117)	(961)	(18)	(1,096)
Foreign currency translation	(80)	(355)	1,165	(113)	617
Transfers	—	—	30,031	(29,777)	254
Other	—	—	(344)	—	(344)
Balance at December 31, 2018	2,462	21,765	117,535	12,777	154,539

Balance at December 31, 2017
Cost	2,542	42,224	241,634	20,603	307,003
Accumulated depreciation	—	(18,611)	(125,164)	—	(143,775)
Net book value	2,542	23,613	116,470	20,603	163,228

Balance at December 31, 2018
Cost	2,462	41,518	257,444	12,777	314,201
Accumulated depreciation	—	(19,753)	(139,909)	—	(159,662)
Net book value	2,462	21,765	117,535	12,777	154,539

Annual Reports and Accounts 2018	Page | 106

12.       Goodwill

Changes in the carrying amount of goodwill consist of the following:

($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Total
Balance at December 31, 2016	2,625,880	1,221,529	1,522,656	1,589,049	6,959,114
Impairment loss	(759,000)	—	—	—	(759,000)
Disposal of DoubleDown	(473,000)	—	—	—	(473,000)
Acquisitions	—	—	14,890	7,303	22,193
Foreign currency translation	—	—	11,679	86,593	98,272
Other	987	60	156	(328)	875
Balance at December 31, 2017	1,394,867	1,221,589	1,549,381	1,682,617	5,848,454
Impairment loss	—	—	(184,000)	—	(184,000)
Foreign currency translation	—	—	(8,533)	(25,000)	(33,533)
Other	—	—	—	265	265
Balance at December 31, 2018	1,394,867	1,221,589	1,356,848	1,657,882	5,631,186

Balance at December 31, 2017
Cost	2,153,867	1,225,682	1,674,381	1,684,416	6,738,346
Accumulated impairment loss	(759,000)	(4,093)	(125,000)	(1,799)	(889,892)
	1,394,867	1,221,589	1,549,381	1,682,617	5,848,454

Balance at December 31, 2018
Cost	2,153,867	1,225,682	1,658,698	1,659,600	6,697,847
Accumulated impairment loss	(759,000)	(4,093)	(301,850)	(1,718)	(1,066,661)
	1,394,867	1,221,589	1,356,848	1,657,882	5,631,186

We assess our reporting units annually and have four reporting units (which are equivalent to our segments) at December 31, 2018 as follows:

•                   North America Gaming and Interactive;

•                   North America Lottery;

•                   International; and

•                   Italy.

For a discussion of the goodwill impairment losses in 2018 and 2017, refer to Note 23, Impairment Loss.

GAAP Differences

Upon an acquisition of a business, GAAP requires an acquirer, on the date of acquisition, to recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. Under a previous adoption of IFRS, the Company elected to not restate its prior acquisitions resulting in an acquisition that did not recognize intangible assets separately from goodwill. This difference resulted in a $173.7 million, $181.9 million and $159.9 million increase within goodwill on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.

In 2013, the Company acquired 51% of an entity that it consolidates. GAAP requires an acquirer to recognize and consolidate assets acquired, liabilities assumed and any non-controlling interest at 100% of their fair values. As goodwill is calculated as a residual, all goodwill of the acquired business is recognized under this approach. IFRS allowed for proportionate consolidation of the entity in which the Company’s proportionate share of the fair value of the acquiree’s identifiable net assets, exclusive of goodwill, are recorded upon acquisition. This difference resulted in a $11.7 million, $12.3 million and $10.8 million decrease within goodwill on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.

Annual Reports and Accounts 2018	Page | 107

13.       Intangible Assets, net

	Net Book Value
($ thousands)	Customer relationships	Trademarks (indefinite- lived)	Trademarks (definite- lived)	Computer software and game library	Licenses	Developed technologies	Networks	Sports and horse racing betting rights	Other	Total
Balance at December 31, 2016	1,772,451	311,913	164,184	395,644	102,022	106,220	4,464	3,931	5,096	2,865,925
Acquisitions	4,076	—	58	3,494	—	—	—	—	—	7,628
Additions	2,420	—	—	43,618	10,068	1,043	1,091	347	7	58,594
Disposal of DoubleDown	(98,880)	—	(83,226)	(35,382)	—	(59,860)	—	—	—	(277,348)
Amortization	(151,241)	—	(17,965)	(166,274)	(28,809)	(33,644)	(760)	(1,321)	(553)	(400,567)
Foreign currency translation	(58,558)	(65,000)	76,114	5,514	12,635	50,998	627	490	—	22,820
Write-off and other	—	—	—	(10,132)	(242)	(414)	(187)	186	—	(10,789)
Balance at December 31, 2017	1,470,268	246,913	139,165	236,482	95,674	64,343	5,235	3,633	4,550	2,266,263
Additions	—	—	—	35,434	7,469	545	919	8,355	—	52,722
Amortization	(140,415)	—	(15,393)	(54,681)	(27,271)	(23,383)	(1,052)	(9,144)	(553)	(271,892)
Foreign currency translation	(1,068)	—	11	(2,473)	(3,719)	—	(211)	(553)	10	(8,003)
Write-off and other	—	—	—	(94)	16	(600)	(62)	(26)	(9)	(775)
Balance at December 31, 2018	1,328,785	246,913	123,783	214,668	72,169	40,905	4,829	2,265	3,998	2,038,315

December 31, 2017
Cost	2,463,656	256,602	227,955	954,028	300,207	220,404	38,693	132,521	8,864	4,602,930
Accumulated amortization	(943,040)	—	(47,053)	(710,725)	(204,533)	(155,870)	(13,571)	(128,888)	(4,110)	(2,207,790)
Accumulated impairment loss	(50,348)	(9,689)	(41,737)	(6,821)	—	(191)	(19,887)	—	(204)	(128,877)
	1,470,268	246,913	139,165	236,482	95,674	64,343	5,235	3,633	4,550	2,266,263
Weighted average life (in years)	15.2	—	14.1	5.6	10.1	5.4	7.0	6.5	16.1

December 31, 2018
Cost	2,456,468	256,602	225,286	974,429	294,104	220,292	38,001	134,197	8,847	4,608,226
Accumulated amortization	(1,079,418)	—	(61,807)	(753,160)	(221,935)	(179,192)	(13,979)	(131,932)	(4,653)	(2,446,076)
Accumulated impairment loss	(48,265)	(9,689)	(39,696)	(6,601)	—	(195)	(19,193)	—	(196)	(123,835)
	1,328,785	246,913	123,783	214,668	72,169	40,905	4,829	2,265	3,998	2,038,315
Weighted average life (in years)	15.2	—	14.1	5.5	10.0	5.4	7.0	6.5	16.1

Annual Reports and Accounts 2018	Page | 108

Trademarks with indefinite lives have been allocated to the cash generating units for impairment testing as follows:

	For the year ended
	December 31,
($ thousands)	2018	2017
North America Gaming and Interactive	205,000	205,000
International	41,913	41,913
	246,913	246,913

In connection with the June 2017 sale of DoubleDown, we recorded a $277.3 million reduction in net book value of intangible assets (principally customer relationships and trademarks) related to the sale.

Intangible asset amortization expense of $271.9 million and $400.6 million includes computer software amortization expense of $29.6 million and $31.4 million in 2018 and 2017, respectively.

Amortization expense on intangible assets for the next five years is expected to be as follows:

($ thousands)	Amount
2019	255,144
2020	225,381
2021	195,443
2022	173,534
2023	147,223
Total	996,725

GAAP Differences

When determining whether an impairment exists, GAAP requires a recoverability test to be performed to determine if the asset is recoverable using future undiscounted cash flows. If the carrying amount of the asset is less than the future undiscounted cash flows, the asset is recoverable and an impairment cannot be recorded. IFRS does not have an undiscounted cash flow recoverability test and requires, once an impairment indicator exists, an impairment to be recognized by the amount the carrying amount exceeds its recoverable amount. This difference resulted in a decrease of $6.4 million, $7.2 million and $8.1 million within intangible assets, net on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.

14.       Other Liabilities

Other Current Liabilities

	December 31,
($ thousands)	2018	2017
Taxes other than income taxes	149,203	128,703
Employee compensation	145,616	146,891
Accrued interest payable	139,276	179,230
Accrued expenses	115,165	121,181
Current financial liabilities	113,027	118,732
Redeemable non-controlling interest	102,776	104,306
Jackpot liabilities	76,191	84,250
Contract liabilities	72,005	81,111
Payable to Italian regulator	—	899,475
Other	11,257	26,101
	924,516	1,889,980

Annual Reports and Accounts 2018	Page | 109

Payable to Italian Regulator

The Italian Scratch & Win extension required an upfront license fee to Agenzia delle Dogane e Dei Monopoli, the governmental authority responsible for regulating and supervising gaming in Italy (“ADM” or the “Italian regulator”) of €800.0 million, of which €50.0 million ($59.3 million) was paid in 2017 and the remaining €750.0 million ($878.1 million) was paid in 2018.

Other Non-Current Liabilities

	December 31,
($ thousands)	2018	2017
Redeemable non-controlling interest	331,317	306,738
Jackpot liabilities	178,376	191,376
Contract liabilities	67,022	54,634
Finance leases	43,791	47,138
Royalties payable	26,686	32,997
Other	69,300	65,660
	716,492	698,543

Redeemable Non-controlling interest

In March 2016, the Parent, through its subsidiary Lottomatica S.p.A. (“Lottomatica”), Italian Gaming Holding a.s. (“IGH”), Arianna 2001 and Novomatic Italia (collectively the “Members”) entered into a consortium (Lottoitalia S.r.l. or “Lottoitalia”) to bid on the Italian Gioco del Lotto service license (the “Lotto License”). On May 16, 2016, Lottoitalia was awarded management of the Lotto License for a nine-year term. Under the terms of the consortium agreement, Lottomatica is the principal operating partner fulfilling the requirements of the Lotto License.

The Company consolidates Lottoitalia due to the Company’s risks and rewards of the investment and Lottoitalia’s need for funding to finance planned operations.

In connection with the formation of Lottoitalia, Lottomatica entered into an agreement with IGH in May 2016, which contains a deadlock put/call option in which IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica and Lottomatica has a reciprocal call right, in the event of certain specified events as defined in the agreement. The put/call options expire 60 days following written notice by either party following the applicable event. The strike price of the options is determined based on a specified formula as defined in the agreement.  The agreement also allows for the extension of Lottoitalia past its fixed term of  December 31, 2026 if agreed to by both, Lottomatica and IGH.

The agreement with IGH also contained an underperformance put option within the control of IGH which expired on April 3, 2018.

GAAP Differences

Under GAAP, shares that are redeemable at the option of the holder are considered to be temporary equity and require mezzanine classification on the consolidated balance sheet.  IFRS does not have a temporary equity concept and, as such, those shares are classified as liabilities. This difference resulted in a $104.3 million and $24.2 million increase within other current liabilities on the consolidated balance sheet at December 31, 2017 and January 1, 2017, respectively. This difference also resulted in a $306.7 million and $198.6 million increase within other non-current liabilities at December 31, 2017 and January 1, 2017, respectively.

During 2018, the Company determined that the shares were no longer redeemable at the option of the holder and, as such, GAAP required the shares to be reclassified to non-controlling interest within shareholders’ equity. IFRS still requires liability treatment for the shares as the liquidation of Lottoitalia is not in the sole control of the Company. This difference resulted in a $102.8 million and $331.3 million increase in other current liabilities and other non-current liabilities, respectively, within the consolidated balance sheet at December 31, 2018.

IFRS requires the Lottoitalia financial liability be recorded at amortized cost. GAAP does not have a similar requirement as the shares were recorded as mezzanine equity at December 31, 2017 and as non-controlling interests within shareholders’ equity at December 31, 2018. This difference resulted in a $148.4 million and $74.3 million increase in other expense, net within the consolidated statement of operations at December 31, 2018 and 2017, respectively.

Annual Reports and Accounts 2018	Page | 110

Upon the formation of Lottoitalia, IFRS allowed for the capitalization of certain costs while GAAP required those costs to be expensed as incurred. This difference resulted in an increase of $11.6 million, $13.9 million and $13.2 million in other non-current assets within the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.

15.       Debt

	December 31,
($ thousands)	2018	2017
7.500% Senior Secured Notes due July 2019	—	148,231
4.125% Senior Secured Notes due February 2020	499,167	833,655
5.625% Senior Secured Notes due February 2020	—	595,767
4.750% Senior Secured Notes due March 2020	437,823	584,337
5.500% Senior Secured Notes due June 2020	27,519	125,709
6.250% Senior Secured Notes due February 2022	1,469,609	1,470,075
4.750% Senior Secured Notes due February 2023	964,730	1,008,601
5.350% Senior Secured Notes due October 2023	60,983	61,082
3.500% Senior Secured Notes due July 2024	567,179	—
6.500% Senior Secured Notes due February 2025	1,088,385	1,086,913
6.250% Senior Secured Notes due January 2027	742,667	—
Senior Secured Notes, long-term	5,858,062	5,914,370

Revolving Credit Facilities due July 2021	413,381	76,880
Term Loan Facility due January 2023	1,705,395	1,785,361
Long-term debt, less current portion	7,976,838	7,776,611

6.625% Senior Secured Notes due February 2018	—	599,061
Current portion of long-term debt	—	599,061

Short-term borrowings	34,822	—

Total Debt	8,011,660	8,375,672

The principal balance of each debt obligation, excluding short-term borrowings, reconciles to the consolidated balance sheet as follows:

	December 31, 2018
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
4.125% Senior Secured Notes due February 2020	501,058	(1,891)	—	—	499,167
4.750% Senior Secured Notes due March 2020	444,146	(6,323)	—	—	437,823
5.500% Senior Secured Notes due June 2020	27,311	—	234	(26)	27,519
6.250% Senior Secured Notes due February 2022	1,500,000	(11,611)	—	(18,780)	1,469,609
4.750% Senior Secured Notes due February 2023	973,250	(8,520)	—	—	964,730
5.350% Senior Secured Notes due October 2023	60,567	—	416	—	60,983
3.500% Senior Secured Notes due July 2024	572,500	(5,321)	—	—	567,179
6.500% Senior Secured Notes due February 2025	1,100,000	(11,615)	—	—	1,088,385
6.250% Senior Secured Notes due January 2027	750,000	(7,333)	—	—	742,667
Senior Secured Notes, long-term	5,928,832	(52,614)	650	(18,806)	5,858,062

Revolving Credit Facilities due July 2021	428,158	(14,777)	—	—	413,381
Term Loan Facility due January 2023	1,717,500	(12,105)	—	—	1,705,395
Total Debt, excluding short-term borrowings	8,074,490	(79,496)	650	(18,806)	7,976,838

Annual Reports and Accounts 2018	Page | 111

	December 31, 2017
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
7.500% Senior Secured Notes due July 2019	144,303	—	3,708	220	148,231
4.125% Senior Secured Notes due February 2020	839,510	(5,855)	—	—	833,655
5.625% Senior Secured Notes due February 2020	600,000	(4,233)	—	—	595,767
4.750% Senior Secured Notes due March 2020	599,650	(15,313)	—	—	584,337
5.500% Senior Secured Notes due June 2020	124,143	—	1,757	(191)	125,709
6.250% Senior Secured Notes due February 2022	1,500,000	(14,808)	—	(15,117)	1,470,075
4.750% Senior Secured Notes due February 2023	1,019,405	(10,804)	—	—	1,008,601
5.350% Senior Secured Notes due October 2023	60,567	—	515	—	61,082
6.500% Senior Secured Notes due February 2025	1,100,000	(13,087)	—	—	1,086,913
Senior Secured Notes, long-term	5,987,578	(64,100)	5,980	(15,088)	5,914,370

6.625% Senior Secured Notes due February 2018	599,650	(589)	—	—	599,061
Revolving Credit Facilities due July 2021	95,000	(18,120)	—	—	76,880
Term Loan Facility due January 2023	1,798,950	(13,589)	—	—	1,785,361
Total Debt, excluding short-term borrowings	8,481,178	(96,398)	5,980	(15,088)	8,375,672

Principal payments for each debt obligation, excluding short-term borrowings, for the next five years and thereafter are as follows:

	Calendar year
($ thousands)	2019	2020	2021	2022	2023	2024 and thereafter	Total
4.125% Senior Secured Notes due February 2020	—	501,058	—	—	—	—	501,058
4.750% Senior Secured Notes due March 2020	—	444,146	—	—	—	—	444,146
5.500% Senior Secured Notes due June 2020	—	27,311	—	—	—	—	27,311
6.250% Senior Secured Notes due February 2022	—	—	—	1,500,000	—	—	1,500,000
4.750% Senior Secured Notes due February 2023	—	—	—	—	973,250	—	973,250
5.350% Senior Secured Notes due October 2023	—	—	—	—	60,567	—	60,567
3.500% Senior Secured Notes due July 2024	—	—	—	—	—	572,500	572,500
6.500% Senior Secured Notes due February 2025	—	—	—	—	—	1,100,000	1,100,000
6.250% Senior Secured Notes due January 2027	—	—	—	—	—	750,000	750,000
Senior Secured Notes, long-term	—	972,515	—	1,500,000	1,033,817	2,422,500	5,928,832

Revolving Credit Facilities due July 2021	—	—	428,158	—	—	—	428,158
Term Loan Facility due January 2023	—	366,400	366,400	366,400	618,300	—	1,717,500
Total Principal Payments	—	1,338,915	794,558	1,866,400	1,652,117	2,422,500	8,074,490

Annual Reports and Accounts 2018	Page | 112

Senior Secured Notes

The key terms of our senior secured notes (the “Notes”), which are rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively, are as follows:

Description	Principal (thousands)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
4.125% Senior Secured Notes due February 2020	€437,605	4.47%	Parent	*	†	+	Semi-annually in arrears
4.750% Senior Secured Notes due March 2020 (1)	€387,900	6.00%	Parent	*	†	++	Annually in arrears
5.500% Senior Secured Notes due June 2020	$27,311	4.88%	IGT	**	††	+++	Semi-annually in arrears
6.250% Senior Secured Notes due February 2022	$1,500,000	6.52%	Parent	*	†	++++	Semi-annually in arrears
4.750% Senior Secured Notes due February 2023	€850,000	4.98%	Parent	*	†	++++	Semi-annually in arrears
5.350% Senior Secured Notes due October 2023	$60,567	5.47%	IGT	**	††	+++	Semi-annually in arrears
3.500% Senior Secured Notes due July 2024	€500,000	3.68%	Parent	*	†	++++	Semi-annually in arrears
6.500% Senior Secured Notes due February 2025	$1,100,000	6.71%	Parent	*	†	++++	Semi-annually in arrears
6.250% Senior Secured Notes due January 2027	$750,000	6.41%	Parent	*	†	++++	Semi-annually in arrears

(1) Subject to a 1.25% per annum decrease in the event of an upgrade in ratings by Moody’s and S&P.

*         Certain subsidiaries of the Parent.

**       The Parent and certain subsidiaries of the Parent.

†         Ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

††       Certain intercompany loans with principal balances in excess of $10 million.

+         The Parent may redeem in whole or in part at any time prior to the date which is three months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++       The Parent may redeem in whole but not in part at any time prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest.

+++    IGT may redeem in whole or in part at any time prior maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. IGT may also redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain gaming regulatory events. Upon the occurrence of certain events, IGT will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

Annual Reports and Accounts 2018	Page | 113

++++  The Parent may redeem in whole or in part at any time prior to the date which is six months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

The Notes contain customary covenants and events of default. At December 31, 2018, the issuers were in compliance with all covenants.

6.250% Senior Secured Notes due January 2027

On September 26, 2018, the Parent issued $750 million of 6.250% Senior Secured Notes due January 2027 (the “6.250% Notes”) at par.

The Parent used the net proceeds from the 6.250% Notes and borrowings under the Revolving Credit Facilities due July 2021 to redeem $600.0 million of the 5.625% Senior Secured Notes due February 2020 (the “5.625% Notes”), $144.3 million of the 7.500% Senior Secured Notes due July 2019 (the “7.500% Notes”) and $96.8 million of the 5.500% Senior Secured Notes due June 2020 (the “5.500% Notes”), for total consideration, excluding interest, of $865.8 million.  The Company recorded a $24.8 million loss on extinguishment of debt in connection with the redemptions, which is classified in other expense, net on the consolidated statement of operations for the year ended December 31, 2018.

Interest on the 6.250% Notes is payable semi-annually in arrears.

The 6.250% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Prior to July 15, 2026, the Parent may redeem the 6.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. On or after July 15, 2026, the Parent may redeem the 6.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 6.250% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 6.250% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 6.250% Notes outstanding may become due and payable immediately.

3.500% Senior Secured Notes due July 2024

On June 27, 2018, the Parent issued €500 million of 3.500% Senior Secured Notes due July 2024 (the “3.500% Notes”) at par.

The Parent used the net proceeds from the 3.500% Notes to repurchase €262.4 million ($303.6 million) of the 4.125% Senior Secured Notes due February 2020 (the “4.125% Notes”) and €112.1 million ($129.7 million) of the 4.750% Senior Secured Notes due March 2020 (the “4.750% Notes”), for total consideration, excluding interest, of €395.5 million ($457.5 million). The Company recorded a $29.6 million loss on extinguishment of debt in connection with the repurchases, which is classified in other expense, net on the consolidated statement of operations for the year ended December 31, 2018.

Interest on the 3.500% Notes is payable semi-annually in arrears.

The 3.500% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Prior to January 15, 2024, the Parent may redeem the 3.500% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. On or after January 15, 2024, the Parent may redeem the 3.500% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 3.500% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 3.500% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 3.500% Notes outstanding may become due and payable immediately.

Annual Reports and Accounts 2018	Page | 114

6.625% Senior Secured Notes due February 2018

The Parent redeemed the €500 million ($625.5 million) 6.625% Senior Secured Notes due February 2018 when they matured on February 2, 2018, using proceeds from the Term Loan Facility due January 2023.

7.500% Senior Secured Notes due July 2019

On June 12, 2017, the Parent offered to purchase any and all of the $500.0 million 7.500% Notes and on June 21, 2017 the Parent purchased $355.7 million of these notes for total consideration, excluding interest, of $393.5 million. The Company recorded a $25.7 million loss on extinguishment of debt in connection with the purchase, which is classified in other expense, net, on the consolidated statement of operations for the year ended December 31, 2017.

Term Loan Facility

On July 25, 2017, the Parent entered into a senior facility agreement (the “Term Loan Facility Agreement”) for a €1.5 billion term loan facility maturing in January 2023 (the “Term Loan Facility”).

The Parent must repay the Term Loan Facility in four installments, as detailed below:

Due Date	Amount (€ thousands)
January 25, 2020	320,000
January 25, 2021	320,000
January 25, 2022	320,000
January 25, 2023	540,000

Interest on the Term Loan Facility is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on our long-term ratings by Moody’s and S&P. At December 31, 2018 and 2017, the effective interest rate on the Term Loan Facility was 2.05%.

The Term Loan Facility is guaranteed by certain subsidiaries of the Parent and is secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the Parent may be required to prepay the Term Loan Facility in full.

The Term Loan Facility Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2018, the Parent was in compliance with all covenants.

Revolving Credit Facilities

The Parent and certain of its subsidiaries are party to a senior facilities agreement (the “RCF Agreement”) which provides for the following multi-currency revolving credit facilities (the “Revolving Credit Facilities”):

Maximum Amount Available (thousands)	Facility	Borrowers
$1,200,000	Revolving Credit Facility A	Parent, IGT and IGT Global Solutions Corporation
€725,000	Revolving Credit Facility B	Parent and Lottomatica Holding S.r.l.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2018 and 2017, the effective interest rate on the Revolving Credit Facilities was 2.66% and 3.48%, respectively.

The RCF Agreement provides that the following fees, which are recorded in interest expense in the consolidated statement of operations, are payable quarterly in arrears:

•                    Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent’s long-term ratings by Moody’s and S&P. The applicable rate was 0.725% at December 31, 2018.

Annual Reports and Accounts 2018	Page | 115

•                    Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate depending on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.150% at December 31, 2018.

The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

At December 31, 2018 and 2017, the available liquidity under the Revolving Credit Facilities was $1.602 billion and $1.974 billion, respectively.

The RCF Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2018, the borrowers were in compliance with all covenants.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2018, there was $34.8 million in borrowings under these facilities with an effective interest rate of 3.64%. At December 31, 2017, there were no borrowings under these facilities.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2018 and 2017 and the weighted average annual cost of such letters of credit:

	Letters of Credit Outstanding
($ thousands)	Not under the Revolving Credit Facilities	Under the Revolving Credit Facilities	Total	Weighted Average Annual Cost
December 31, 2018	453,719	—	453,719	0.98%
December 31, 2017	510,962	—	510,962	1.02%

Interest Expense

Interest expense is composed of the following:

	For the year ended
	December 31,
($ thousands)	2018	2017
Senior Secured Notes	(351,387)	(390,840)
Term Loan Facilities	(39,462)	(23,567)
Revolving Credit Facilities	(27,805)	(34,984)
Other	(13,036)	(10,200)
	(431,690)	(459,591)

Annual Reports and Accounts 2018	Page | 116

16.       Income Taxes

The components of income (loss) before provision for (benefit from) income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ thousands)	2018	2017
United Kingdom	195,170	(408,595)
United States	(355,080)	(1,212,710)
Italy	386,683	404,452
All other	(128,929)	125,418
	97,844	(1,091,435)

The provision for (benefit from) income taxes consists of:

	For the year ended December 31,
($ thousands)	2018	2017
Current:
United Kingdom	3,579	733
United States	(11,287)	81,537
Italy	186,405	131,155
All other	45,941	54,824
	224,638	268,249
Deferred:
United Kingdom	(282)	4,366
United States	(27,002)	(172,362)
Italy	(3,186)	865
All other	(9,952)	(125,757)
	(40,422)	(292,888)
	184,216	(24,639)

Income taxes paid, net of refunds, were $239.8 million and $296.4 million in 2018 and 2017, respectively.

Deferred tax related to items recognized in other comprehensive income (“OCI”) during the year:

	December 31,
($ thousands)	2018	2017
Net loss on available for sale securities	15	57
Net (gain) loss on cash flow hedges	(790)	1,138
Net (gain) loss on defined benefit plans	(44)	8
Net loss (gain) on net investment hedge	28	(969)
Translation	1,686	2,652
Deferred tax charged to OCI	895	2,886

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) which has resulted in significant changes to the U.S. corporate income tax system. Changes include, but are not limited to: a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017; the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system; and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings (the “transition tax”) as of December 31, 2017. In accordance with the Tax Act, we recorded a $114.2 million income tax benefit in the fourth quarter of 2017, the period in which the legislation was enacted. The total tax benefit included a $60.5 million tax expense related to the transition tax and a $174.7 million tax benefit related to the remeasurement of deferred tax assets and liabilities.

Annual Reports and Accounts 2018	Page | 117

The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for (benefit from) income taxes, with the amount computed by applying the weighted average rate of the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods to income (loss) before provision for (benefit from) income taxes is as follows:

	For the year ended December 31,
($ thousands)	2018	2017
Income (loss) before provision for (benefit from) income taxes	97,844	(1,091,435)
United Kingdom statutory tax rate	19.00%	19.25%
Statutory tax expense (benefit)	18,590	(210,101)

Foreign tax and statutory rate differential (1)	33,740	(71,118)
IRAP and state taxes	38,820	33,484
Nondeductible goodwill impairment	34,960	146,108
Italian tax settlement	16,664	—
Foreign tax expense, net of U.S. federal benefit	14,930	14,500
BEAT tax	13,769	—
GILTI tax	11,079	—
Change in unrecognized tax benefits	9,166	20,624
Tax cost of tax dividends	6,613	3,041
Tax impact of tax law and rate changes excluding the Tax Act	4,337	(2,463)
Nondeductible expenses	37,331	19,148
Foreign withholding and state taxes on unremitted earnings	(880)	9,290
Non-controlling interest	(1,132)	(2,205)
U.S. research and development tax credit	(2,823)	(5,052)
Provision to return adjustments	(2,909)	(1,334)
Italian allowance for corporate equity	(4,515)	(11,761)
Tax impact of Tax Act	(10,852)	(113,938)
Nontaxable foreign exchange gain	(12,384)	—
Change in unrecognized deferred tax assets	(13,723)	58,672
Capital gain taxes on sale of DoubleDown	—	94,303
Other	(6,565)	(5,837)
	184,216	(24,639)

Effective tax rate	188.3%	2.3%

 (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate

In 2018, our effective tax rate was higher than the U.K. statutory rate of 19.00% primarily due to the impact of the international provisions of the Tax Act (the base-erosion and anti-abuse tax or “BEAT” and GILTI), a goodwill impairment with no associated tax benefit, increases in uncertain tax positions, non-deductible expenses and the settlement of an Italian tax audit.

In 2017, our effective tax rate was higher than the U.K. statutory rate of 19.25% primarily due to a goodwill impairment with no associated tax benefit, capital gain taxes incurred on the sale of DoubleDown, non-deductible expenses, a net increase in valuation allowances in the U.K. and other foreign jurisdictions offset by a favorable net tax benefit recorded related to the impact of the Tax Act.

Annual Reports and Accounts 2018	Page | 118

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ thousands)	2018	2017
Deferred tax assets:
Net operating losses	71,430	69,726
Provisions not currently deductible for tax purposes	111,402	133,147
Section 163(j) interest limitation	75,778	—
Depreciation and amortization	46,742	69,447
Jackpot timing differences	42,651	51,438
Inventory reserves	10,497	9,913
Stock-based compensation	2,714	1,706
Deferred revenue	2,161	4,211
Other	9,480	3,872
Total deferred tax assets	372,855	343,460

Deferred tax liabilities:
Acquired intangible assets	589,993	635,471
Depreciation and amortization	142,298	110,385
Other	32,707	18,909
Total deferred tax liabilities	764,998	764,765
Net deferred income tax liability	(392,143)	(421,305)

Our net deferred income taxes are recorded in the consolidated balance sheet as follows:

	December 31,
($ thousands)	2018	2017
Deferred income taxes - non-current asset	38,117	41,546
Deferred income taxes - non-current liability	(430,260)	(462,851)
	(392,143)	(421,305)

As of December 31, 2018, we had recognized deferred tax assets of $372.9 million. We also have $170.8 million of unrecognized deferred tax assets primarily related to net operating losses. These deferred tax assets were not recorded because the realization of these assets is uncertain.

Reconciliation of deferred tax liabilities, net

	December 31,
($ thousands)	2018	2017
Balance at beginning of year	(421,305)	(697,909)
Tax expense during the period recognized in income or loss	40,422	292,888
Tax expense during the period recognized in OCI	(895)	(2,886)
Adoption of new accounting standards	(10,173)	—
Translation/Other	(192)	(13,398)
Balance at end of year	(392,143)	(421,305)

Net Operating Loss Carryforwards

We have a $265.6 million gross tax loss carryforward, of which $220.3 million relates to U.S. Federal tax and $45.3 million relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2030, while others have an unlimited carryforward period. Portions of the tax loss carryforwards are subject to annual limitations, including Section 382 of the U.S. Internal Revenue Code of 1986, as amended, for U.S. tax purposes, and similar provisions under other countries’ laws. In addition, as of December 31, 2018, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $13.9 million. U.S. state tax net operating loss carryfowards generally expire in the years 2019 through 2038.

Annual Reports and Accounts 2018	Page | 119

Unremitted Earnings

Prior to the Tax Act, we considered the earnings in our foreign subsidiaries to be indefinitely reinvested and, accordingly, recorded no deferred income taxes. The Tax Act eliminated the deferral of U.S. income tax on these foreign earnings by imposing the transition tax. As a result, we now intend to repatriate substantially all of our accumulated foreign earnings (not including the earnings of our Italian sub-group of entities). We continue to have significant cash needs outside the United States and, accordingly, the extent and timing of repatriation of these earnings continues to be monitored. The Tax Act, however, has given us more flexibility to manage and deploy cash globally. As of December 31, 2018, we have recorded an $8.4 million deferred tax liability associated with foreign withholding and other taxes resulting from our intention to repatriate foreign earnings.

We continue to indefinitely reinvest the earnings of our subsidiary investments held by our Italian parent sub-holding company and, therefore, no deferred income taxes have been provided on these earnings. If we were to change our position with respect to the indefinite reinvestment of earnings on our Italian parent sub-holding company, the estimated deferred tax effects would be $10.5 million as of December 31, 2018.

Accounting for Uncertainty in Income Taxes

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,
($ thousands)	2018	2017
Balance at beginning of year	20,975	14,340
Additions to tax positions - current year	11,947	479
Additions to tax positions - prior years	16,973	7,503
Reductions to tax positions - current year	—	(893)
Reductions to tax positions - prior years	(4,610)	(41)
Settlements	(17,238)	—
Lapses in statutes of limitations	(1,412)	(413)
Balance at end of year	26,635	20,975

At December 31, 2018 and 2017, $26.6 million and $16.6 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates.

We recognize interest expense and penalties related to income tax matters in the provision for income taxes. For 2018 and 2017, we recognized $0.7 million and $12.1 million, respectively, in interest expense, penalties, and inflationary adjustments. At December 31, 2018 and 2017, the gross balance of accrued interest and penalties was $16.4 million and $15.7 million, respectively.

Unrecognized tax benefits increased during 2018 and 2017 as a result of various international tax audits.

We file income tax returns in various jurisdictions of which the United Kingdom, United States and Italy represent the major tax jurisdictions. All years prior to calendar year 2015 are closed with the IRS. As of December 31, 2018, we are subject to income tax audits in various tax jurisdictions globally, most significantly in Mexico and Italy.

Mexico Tax Audit

In November 2012, GTECH Mexico, S.A. de C.V. (“GTECH Mexico”) concluded a tax audit related to tax year 2006. This conclusion resulted in a tax assessment of approximately 424 million Mexican Pesos, including interest, inflationary adjustments and penalties. As of December 31, 2018, this assessment has increased as a result of additional inflationary adjustments to 539 million Mexican Pesos. The Mexico assessment primarily relates to the deductibility of cost of goods sold (approximately 65% of the updated total assessment) and to intercompany loan proceeds being treated as taxable income. GTECH Mexico filed appeals of the different components of the assessment and on the issue of the deductibility of cost of goods sold. The Supreme Court ruled against us in 2017. As a result of this loss, an accrual in the amount of 354.8 million Mexican Pesos ($18.1 million at the December 31, 2018 exchange rate) was recorded in 2017 to income taxes payable and is included in the consolidated balance sheet at December 31, 2018. The other tax issues are still being addressed in the courts in Mexico.

Annual Reports and Accounts 2018	Page | 120

Italy Tax Audits

On December 21, 2017 and on March 29, 2018, the Italian Tax Authority issued a preliminary tax audit report for the 2014 and 2015 fiscal years, respectively. Both audit reports related to the reorganization of the Italian business and the merger of GTECH S.p.A. with and into the Parent effective from April 7, 2015, addressing (i) the non-deductibility of certain transaction costs, (ii) withholding taxes on bridge facility fees, and (iii) the redetermination of the taxable gains associated with the reorganization of the Italian business. The total income tax assessment for fiscal 2014 and fiscal 2015 was €13.2 million ($16.7 million), which has been settled and fully paid with the Italian Tax Authority as of December 31, 2018.

GAAP Differences

Prepaid income taxes

Under GAAP, the tax effects of intra entity asset sales are recorded as prepaid income taxes that are included in either other current assets or other non-current assets. Under IFRS, the tax effects of intra entity asset sales are recorded in deferred income taxes on the consolidated balance sheet. This difference resulted in a decrease of $14.8 million, $11.4 million and $22.5 million to other current assets on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively. This difference also resulted in a decrease of $26.9 million and $14.0 million to other non-current assets on the consolidated balance sheet at December 31, 2017 and January 1, 2017, respectively.

Income taxes receivable

Under GAAP, uncertain tax positions are recorded in other non-current liabilities on the consolidated balance sheet. Under IFRS, uncertain tax positions are recorded on the income tax payable or income tax receivable line on the consolidated balance sheet. This difference resulted in a decrease of $4.4 million and $4.1 million to income tax receivable and other non-current liabilities on the consolidated balance sheet at December 31, 2017 and January 1, 2017, respectively. There was no difference at December 31, 2018.

Income tax payable

Under GAAP, uncertain tax positions are recorded in either current liabilities or other non-current liabilities on the consolidated balance sheet. Under IFRS, uncertain tax positions are recorded on the income tax payable or income tax receivable line on the consolidated balance sheet. This difference resulted in a increase of $40.8 million, $30.1 million and $9.5 million to income tax payable and other non-current liabilities on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.

Deferred income taxes

Under GAAP, the tax effects of intra entity asset sales are recorded as prepaid income taxes that are included in either other current assets or other non-current assets. Under IFRS, the tax effects of intra entity asset sales are recorded in deferred income taxes on the consolidated balance sheet. In addition, GAAP and IFRS have different methods of calculating the deferred tax impact of share based compensation. This difference resulted in a decrease of $15.8 million, $28.6 million and $32.6 million to deferred income tax, net on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.

Provision for (benefit from) income taxes

GAAP and IFRS have different methods of calculating the deferred tax impact of share based compensation and intra entity asset sales.  This difference resulted in a $5.2 million decrease in the provision for income taxes and a $4.8 million decrease in the benefit from income taxes within the consolidated statement of operations for the year ended December 31, 2018 and 2017, respectively.

17.       Employee Benefit Plans

Defined Contribution Plan

We maintain a salary deferral 401(k) plan that allows eligible employees to contribute a portion of their base pay up to the IRS prescribed limit. We match a portion of the employee’s contribution. Employee and Company matching contributions vest immediately. We recognized expense related to the matching contribution of $13.6 million and $13.8 million in 2018 and 2017, respectively.

Annual Reports and Accounts 2018	Page | 121

Defined Benefit Plan

We have a defined benefit plan to provide certain post-employment benefits to Italian employees following termination from the Company. These employees may choose to participate in an unfunded plan within the Company or transfer their plan balance to independent external funds. These benefits are funded only to the extent paid to external funds. The cost of providing benefits under the plan, for those employees that participate in the unfunded plan within the Company, is determined using the projected unit credit actuarial valuation method. The cost of providing benefits for those employees that choose to transfer their plan to independent external funds is considered a defined contribution and is accrued as the employees render the related service. Net benefit expense was $8.4 million and $8.1 million in 2018 and 2017, respectively. The present value of the defined benefit obligation was $11.5 million and $12.3 million at December 31, 2018 and 2017, respectively.

18.       Commitments and Contingencies

Commitments

Operating Leases

Rent and lease expense was $110.5 million and $97.8 million for the years ended December 31, 2018 and 2017, respectively, and included contingent rent payments of $28.7 million and $24.2 million for the years ended December 31, 2018 and 2017, respectively.

The future minimum lease payments for the remaining non-cancellable term at December 31, 2018 are as follows:

($ thousands)	Amount
Not later than one year	67,484
Between one year and five years	180,989
Later than five years	204,216
Total future minimum lease payments	452,689

Finance Leases

Communication Equipment

We have finance leases for certain communication equipment that is primarily used to provide services under our FMCs and LMAs.  These leases expire between 2019 and 2028. The leases have options to extend and options to purchase the equipment, and do not contain escalation clauses. The assets associated with these leases, which are classified as Systems & Equipment in the consolidated balance sheets, are carried at a net book value of $17.1 million at December 31, 2018.

Facility

We have a finance lease for a facility in Providence, Rhode Island. We have the right to terminate the lease after June 30, 2023 if our FMC with the State of Rhode Island is not renewed, in exchange for a termination fee equal to six months of base rent plus operating expenses. The lease includes two 10-year extension options. We have the unilateral right to extend the lease under the two extension options under the same terms as in the initial term. We may not assign the lease or sublease a portion of the building without the lessor’s approval, which is not to be unreasonably withheld. The asset associated with this lease, which is classified as PPE in the consolidated balance sheet, is carried at a net book value of $7.8 million at December 31, 2018.

Vehicles

We have finance leases for certain vehicles that are primarily used to provide services under our FMCs and LMAs. In the majority of these arrangements, we have the right to terminate an individual lease at any point after the first 12 months of the lease term; however, we have guaranteed the residual value of the leased vehicle. As a result, the leases are classified as finance leases. The assets associated with these leases, which are classified as Systems & Equipment in the consolidated balance sheets, are carried at net book value of $20.3 million at December 31, 2018.

Annual Reports and Accounts 2018	Page | 122

The future minimum lease payments and the present values for communication equipment, the facility, and vehicle finance leases at December 31, 2018 are as follows:

	Communication Equipment		Facility		Vehicles
($ thousands)	Minimum Payments	Present Value of Payments	Minimum Payments	Present Value of Payments	Minimum Payments	Present Value of Payments
Not later than one year	5,598	4,681	3,473	2,284	8,282	7,761
Between one year and five years	12,238	10,777	15,975	13,455	13,979	12,540
Later than five years	2,979	2,639	—	—	31	28
Total future minimum payments	20,815	18,097	19,448	15,739	22,292	20,329
Less amount representing interest	(2,718)		(3,709)		(1,963)
Finance lease obligation	18,097		15,739		20,329

Sale and Leaseback Transactions

On March 29, 2017, we entered into a sale-leaseback transaction for our main manufacturing and production facility located in Reno, Nevada. The transaction included a 15.5 year initial lease term, with four 5-year additional renewal periods exercisable at our option, 3% annual rent increases, and payment and performance guarantees. Rent expense was $13.4 million for the year ended December 31, 2018. The transaction is accounted for as an operating lease, and future minimum lease payments of $186.6 million are included in the operating lease section above.

GAAP Differences

Finance Lease - Facility: Under GAAP, the transaction is accounted for under the build-to-suit guidance and we carry the entire cost of the facility as an asset with an offsetting liability that is reduced over time under the financing method.  Under IFRS, our lease for a facility in Providence, Rhode Island is treated as a finance lease. Under IFRS, we recognized an asset and liability upon commencement of the lease for only the portion of the building leased by the Company. This difference resulted in a decrease of $30.8 million, $30.5 million, and $30.2 million to PPE, net on the consolidated balance sheet at December 31, 2018, December 31, 2017, and January 1, 2017, respectively. The difference resulted in a decrease of $29.3 million, $28.7 million, and $28.3 million to non-current liabilities on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.

Finance Leases - Vehicles: Certain vehicle leases are operating leases under GAAP and finance leases under IFRS because of the existence of a residual value guarantee. Under GAAP, the lease payments are recognized as an expense on a straight-line basis. Under IFRS, we recognize an asset and liability upon commencement of the lease. This difference resulted in an increase of $20.5 million, $20.1 million, and $18.4 million to Systems & Equipment on the consolidated balance sheet at December 31, 2018, December 31, 2017, and January 1, 2017, respectively. The difference resulted in an increase of $5.1 million, $5.0 million, and $4.6 million to other current liabilities on the consolidated balance sheet at December 31, 2018, December 31, 2017, and January 1, 2017, respectively. The difference resulted in an increase of $15.2 million, $15.1 million, and $13.8 million to other non-current liabilities on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.

Sale and Leaseback Transactions: Under GAAP, the gain or loss is deferred and recognized over the lease term if the Company leases back more than a minor portion of the asset sold. Under IFRS, the gain or loss associated with a sale and leaseback transaction is recognized immediately if the transaction involves an operating lease. The $6.7 million gain associated with the sale and leaseback transaction for the facility in Reno, Nevada, was recognized in 2017 under IFRS. The gain was deferred and is recognized over the lease term from 2017 to 2032 under GAAP.  The difference resulted in a decrease of $6.4 million in selling, general and administrative expense on the consolidated statement of operations for the year ended December 31, 2017. The difference resulted in a decrease of $5.5 million and $6.0 million to other non-current liabilities on the consolidated balance sheet at December 31, 2018 and 2017, respectively.

Annual Reports and Accounts 2018	Page | 123

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ thousands)	December 31, 2018
Current liabilities	76,191
Non-current liabilities	178,376
254,567

Future jackpot payments are due as follows:

($ thousands)	Previous Winners	Future Winners	Total
2019	34,179	41,865	76,044
2020	29,119	9,882	39,001
2021	24,755	709	25,464
2022	21,982	709	22,691
2023	19,717	709	20,426
Thereafter	105,418	10,641	116,059
Future jackpot payments due	235,170	64,515	299,685
Unamortized discounts			(45,118)
Total jackpot liabilities			254,567

Other Commitments

Yeonama Holdings Co. Limited

In 2013, we invested €19.8 million in Yeonama Holdings Co. Limited (“Yeonama”), a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A. (“OPAP”), the Greek gaming and sports betting operator, with a commitment to invest up to an additional €10.2 million. In the first quarter of 2018, our commitment was reduced from €10.2 million to €1.5 million ($1.7 million at the December 31, 2018 exchange rate) in Yeonama, representing a total potential €21.3 million ($24.4 million at the December 31, 2018 exchange rate) investment.

Contingencies

Performance and other bonds

In connection with certain contracts and procurements, we have delivered performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers. These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract. The following table provides information related to potential commitments for bonds outstanding at December 31, 2018:

($ thousands)	Total bonds
Performance bonds	480,744
Wide Area Progressive bonds	240,560
Bid and litigation bonds	38,411
All other bonds	3,154
762,869

Annual Reports and Accounts 2018	Page | 124

Guarantees and Indemnifications

Loxley GTECH Technology Co., LTD Guarantee

We have a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”). LGT is a joint venture that was formed to provide an online lottery system in Thailand.

We have guaranteed, along with the 51% shareholder in LGT, performance bonds provided on behalf of LGT by an unrelated commercial lender. The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. We are jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for our guarantee obligation. At December 31, 2018, the maximum liability under the guarantee was Baht 375 million ($11.6 million). We do not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Zest Gaming Contingent Consideration

On July 25, 2017, we acquired the video bingo subsidiaries and related operating assets of Zest Gaming S.r.l., a leading supplier of multi-card video bingo solutions headquartered in Italy. The acquisition consideration included a fair value estimate of contingent consideration related to existing operations for the twelve month period ending June 30, 2018. As of December 31, 2017, the contingent consideration was remeasured and a €2.6 million ($3.1 million) gain was recorded within selling, general and administrative expense on the consolidated statement of operations. Upon the conclusion of the contingent consideration period, the threshold for the earn out calculation was not met. The related liability was remeasured and a €6.5 million ($7.5 million) gain was recorded within selling, general and administrative expense on the consolidated statement of operations for the year ended December 31, 2018.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors, including Sisal and Stanley International Betting Limited, seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of or parties to ethics and compliance inquiries and investigations related to the Company’s ongoing operations. Legal proceedings can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict and our view of these matters may change as the related proceedings and events unfold. At December 31, 2018, provisions for litigation matters amounted to $12.0 million. With respect to litigation and other legal proceedings where we have determined that a loss is reasonably possible but we are unable to estimate the amount or range of reasonably possible loss, in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)                                 Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500.0 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs’ sole remaining claim should be reconsidered.  On April 27, 2018, IGT Global Solutions Corporation petitioned for Texas Supreme Court review and the Texas Supreme Court has requested briefs.

(b)          Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4.0 million. GTECH Corporation and the Texas Lottery Commission won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff lost her appeal and petitioned for Texas Supreme Court review. The Texas Supreme Court has requested briefs.

Annual Reports and Accounts 2018	Page | 125

(c)          Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.

(d)          Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1.0 million.

(e)          Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1.0 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC., was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. On March 15, 2017, a second lawsuit, Atteberry, Dennis et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook County (No. 2017CHO3755) seeking damages on the same matter. We dispute the claims made in both cases and continue to defend against these lawsuits.

Mexican Inventory Tax

The Mexican Tax Administration Service levied an assessment of income tax, VAT, profit sharing, interest and penalties on GTECH Mexico for the 2006 fiscal year that, as at December 31, 2018, amounted to 539 million Mexican Pesos. Approximately 65% of the assessment relates to denial of the deductibility of cost of goods sold (“cost of goods sold deduction”) by GTECH Mexico to its parent and the remaining assessment relates primarily to intercompany loan proceeds (treated as taxable income) received from GTECH Mexico’s parent. Although lower courts upheld the assessment, the Mexican Appellate Court ruled the loan proceeds non-taxable, but denied our cost of goods sold deduction. The Mexican Supreme Court upheld the Appellate Court’s ruling that the cost of goods sold deduction would not apply. As a result of this loss, an accrual in the amount of 354.8 million Mexican Pesos ($18.1 million at the December 31, 2018 exchange rate) was recorded in 2017 to income taxes payable and is included in the consolidated balance sheet at December 31, 2018. GTECH Mexico filed a constitutional appeal on November 23, 2017. The other tax issues are still being addressed in the courts in Mexico. We maintain that the assessment is without merit. For a further discussion of the cost of goods sold deduction tax issue, refer to Note 15, Income Taxes.

Previously Disclosed Matters

Set forth below are legal proceedings that were previously disclosed and for which we determined will not have a material impact on our operations, financial position, liquidity, or results of operations.

Brazil ICMS Tax

Since 1997, GTECH Brazil has paid ISS service taxes on its revenues derived from its lottery contract with Caixa Eonomica Federal. On July 26, 2005, the State of São Paulo challenged this tax classification, claiming the higher ICMS tax (Brazilian VAT) should have been applied on the value of printing ribbons, rolls of paper, and wagering slips (“Consumables”) distributed to lottery outlets. On February 27, 2017, the Brazilian court ruled that rolls of paper and wagering slips were not subject to ICMS, but printing ribbons were, although at a lower tax rate than the São Paulo tax authorities had applied. Both parties appealed the respective unfavorable aspects of the lower court’s ruling to the Court of Appeals. On March 7, 2018, the Court of Appeals ruled in GTECH Brazil’s favor with respect to its petition to also exclude the printer ribbons from the ICMS tax. The Court of Appeals also ruled against the petition of the tax authority to reverse the lower court’s ruling to exclude rolls of paper and wagering slips from ICMS tax. The Brazilian tax authority has appealed the Court of Appeals’ rulings in favor of GTECH Brazil. The proceedings are likely to take several years, and we have determined that a ruling adverse to us will not have a material impact on our operations, financial position, liquidity, or results of operations.

Annual Reports and Accounts 2018	Page | 126

19.       Shareholders’ Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the “Board”) is authorized to issue shares of any class in the capital of the Parent. The authorized ordinary shares of the Parent consists of 1.850 billion ordinary shares with a $0.10 per share par value.

Ordinary shares of common stock outstanding were as follows:

	December 31,
	2018	2017
Balance at beginning of year	203,446,572	202,285,166
Shares issued under restricted stock plans	619,614	947,709
Shares issued upon exercise of stock options	144,545	213,697
Balance at end of year	204,210,731	203,446,572

Repurchases of Ordinary Shares

The Parent has the authority to repurchase, subject to a maximum repurchase price, a maximum of 20% of the aggregate issued share capital of ordinary shares as of April 7, 2015. This authority will expire on July 28, 2020.

The Parent did not repurchase any of its ordinary shares in 2018 or 2017.

Dividends

We declared cash dividends per share during the periods presented as follows:

Per share amount ($)	2018	2017
First Quarter	0.20	0.20
Second Quarter	0.20	0.20
Third Quarter	0.20	0.20
Fourth Quarter	0.20	0.20
Total cash dividends declared	0.80	0.80

Future dividends are subject to Board approval.

During the first quarter of 2019, the Board declared a quarterly cash dividend of $0.20 per share payable in April 2019.

The RCF Agreement and Term Loan Facility Agreement limit the aggregate amount of dividends and repurchases of the Parent’s ordinary shares in each year to $300 million based on our current ratings by Moody’s and S&P, provided that the ratio of the sum of total net debt and the aggregate amount of dividends and repurchases to EBITDA does not exceed:

•                    95% of the applicable ratio of total net debt to EBITDA with respect to the fourth quarter of 2018 and each quarter of 2019; and

•                    90% of the applicable ratio of total net debt to EBITDA for each quarter thereafter.

For the years ended December 31, 2018 and 2017, cash dividends declared were paid by our Parent and were in accordance with legal and compliance regulations.

Annual Reports and Accounts 2018	Page | 127

Other Reserves

The following table details the changes in other reserves:

		Unrealized Gain (Loss) on:					Less: OCI attributable to non- controlling interests	Total other reserves attributable to IGT PLC
	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate
Balance at December 31, 2016	135,330	2,905	(4,578)	12,209	(4,727)	(748)	786	141,177
Change during period	159,785	(6,610)	—	(678)	(120)	—	463	152,840
Reclassified to operations	—	1,744	—	—	—	—	—	1,744
Tax effect	2,652	1,138	(969)	57	8	—	—	2,886
OCI	162,437	(3,728)	(969)	(621)	(112)	—	463	157,470
Balance at December 31, 2017	297,767	(823)	(5,547)	11,588	(4,839)	(748)	1,249	298,647
Change during period	(83,121)	(204)	—	(5,408)	429	—	18,691	(69,613)
Reclassified to operations	(4,254)	536	—	—	—	—	—	(3,718)
Tax effect	1,686	(790)	28	15	(44)	—	—	895
OCI	(85,689)	(458)	28	(5,393)	385	—	18,691	(72,436)
Balance at December 31, 2018	212,078	(1,281)	(5,519)	6,195	(4,454)	(748)	19,940	226,211

For the years ended December 31, 2018 and 2017, $0.5 million and $1.7 million, respectively, were reclassified from other reserves into service revenue in the consolidated statement of operations.

GAAP Differences

The transition from GAAP to IFRS resulted in an increase of $372.3 million, $73.2 million and $151.0 million within total shareholders’ equity on the consolidated balance sheet at December 31, 2018, December 31, 2017 and January 1, 2017.

20.       Non-Controlling Interests

Non-controlling interests’ share of equity in the accompanying consolidated balance sheet was $607.1 million and $337.8 million at December 31, 2018 and 2017, respectively. At December 31, 2018 our material non-controlling interests were as follows:

Name of subsidiary	% Ownership held by the Company
Lotterie Nazionali S.r.l. (“LN”)	64.00%
Northstar New Jersey Lottery Group, LLC (“Northstar NJ”)	82.31%

LN holds the Scratch & Win license in Italy. In December 2017, the Italian regulator exercised a nine-year contract extension option for the Scratch & Win license, extending the license through September 2028. LN was required to pay an upfront license fee of €800 million related to the extension, of which €50 million ($59.3 million) was paid in December 2017 and the remaining €750 million ($878.1 million) was paid in 2018.

Northstar NJ is a consolidated joint venture which is party to an agreement with the State of New Jersey, Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “Division of Lottery”) where Northstar NJ manages a wide range of the Division of Lottery’s marketing, sales, and related functions.

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Activity within non-controlling interests were as follows:

($ thousands)	LN	Northstar NJ	All Other	Total
Balance at December 31, 2016	202,287	64,508	76,833	343,628
Net income	26,007	10,935	18,458	55,400
Other comprehensive loss	(443)	—	(20)	(463)
Total comprehensive income	25,564	10,935	18,438	54,937
Capital increase	21,587	—	20,212	41,799
Return of capital	(44,286)	—	(6,925)	(51,211)
Dividends paid	(27,157)	(17,153)	(5,467)	(49,777)
Other	—	—	(1,527)	(1,527)
Balance at December 31, 2017	177,995	58,290	101,564	337,849
Net income	26,917	10,405	20,681	58,003
Other comprehensive (loss) income	(31,522)	—	12,831	(18,691)
Total comprehensive (loss) income	(4,605)	10,405	33,512	39,312
Capital increase	316,956	—	2,298	319,254
Return of capital	(38,752)	—	(7,215)	(45,967)
Dividends paid	(28,320)	—	(14,993)	(43,313)
Balance at December 31, 2018	423,274	68,695	115,166	607,135

Summarized financial information for our material non-controlling interests is as follows:

Summarized Balance Sheets	LN		Northstar NJ
	December 31,		December 31,
($ thousands)	2018	2017	2018	2017
Current assets	414,456	412,745	79,875	37,492
Non-current assets	1,021,119	1,190,575	93,361	102,380
Total assets	1,435,575	1,603,320	173,236	139,872

Current liabilities	317,431	1,225,888	44,616	40,631
Non-current liabilities	838	641	—	—
Total liabilities	318,269	1,226,529	44,616	40,631
Shareholders’ equity	1,117,306	376,791	128,620	99,241
Total liabilities and shareholders’ equity	1,435,575	1,603,320	173,236	139,872

Summarized Income Statements	LN		Northstar NJ
	For the year ended December 31,		For the year ended December 31,
($ thousands)	2018	2017	2018	2017
Total revenue	321,388	402,164	131,256	122,214
Total operating expenses	(216,355)	(301,116)	(114,859)	(105,000)
Operating income	105,033	101,048	16,397	17,214
Total non-operating (expenses) income	(251)	794	—	—
Income before benefit from income taxes	104,782	101,842	16,397	17,214
Benefit from income taxes	(30,111)	(29,705)	—	—
Net income	74,671	72,137	16,397	17,214

Annual Reports and Accounts 2018	Page | 129

Summarized Cash Flow Statements	LN		Northstar NJ
	For the year ended December 31,		For the year ended December 31,
($ thousands)	2018	2017	2018	2017
Net cash flows (used in) provided by operating activities	(720,809)	217,208	5,538	33,277
Net cash flows used in investing activities	(2,220)	(62,011)	—	—
Net cash flows provided by (used in) financing activities	723,306	(155,207)	—	(27,803)

21.       Segment Information

The structure of our internal organization is customer-facing aligned around four segments operating in three regions as follows:

•                   North America Gaming and Interactive

•                   North America Lottery

•                   International

•                   Italy

We monitor the operating results of our segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the consolidated financial statements.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and Board expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Long-lived assets are composed of Systems & Equipment and PPE.

Segment information is as follows ($ thousands):

For the year ended December 31, 2018	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	624,476	1,111,069	495,497	1,812,830	4,043,872	—	723	4,044,595
Product sales	378,693	80,833	324,486	930	784,942	—	—	784,942
Total revenue	1,003,169	1,191,902	819,983	1,813,760	4,828,814	—	723	4,829,537

Operating income (loss)	221,868	297,836	143,182	540,187	1,203,073	(222,779)	(390,708)	589,586
Depreciation and amortization	105,295	160,104	62,688	161,758	489,845	14,693	208,300	712,838
Expenditures for long-lived assets	(150,440)	(163,912)	(60,456)	(93,252)	(468,060)	(9,719)	—	(477,779)
Long-lived assets (at year end)	280,142	729,765	211,258	358,283	1,579,448	—	—	1,579,448
Total assets (at year end)	3,588,260	2,480,027	2,728,325	4,598,577	13,395,189	212,401	—	13,607,590

Annual Reports and Accounts 2018	Page | 130

For the year ended December 31, 2017	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	780,579	1,093,048	557,049	1,702,227	4,132,903	1,203	722	4,134,828
Product sales	377,065	92,174	332,015	1,149	802,403	—	—	802,403
Total revenue	1,157,644	1,185,222	889,064	1,703,376	4,935,306	1,203	722	4,937,231

Operating income (loss)	279,008	289,002	163,702	476,969	1,208,681	(190,796)	(1,108,425)	(90,540)
Depreciation and amortization	81,325	137,840	66,745	161,484	447,394	11,752	350,876	810,022
Expenditures for long-lived assets	(147,175)	(204,104)	(77,815)	(188,013)	(617,107)	(3,964)	—	(621,071)
Long-lived assets (at year end)	263,050	679,484	286,498	388,536	1,617,568	—	—	1,617,568
Total assets (at year end)	3,607,062	2,464,293	3,024,962	4,968,940	14,065,257	1,076,338	—	15,141,595

In connection with the June 2017 sale of DoubleDown, we recorded a $783.8 million reduction in assets in the North America Gaming and Interactive segment, principally composed of goodwill and intangible assets.

Geographical Information

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

	December 31,
($ thousands)	2018	2017
United States	2,063,477	2,195,738
Italy	1,822,285	1,726,797
United Kingdom	59,062	74,567
Rest of Europe	312,484	383,170
All other	572,229	556,959
Total	4,829,537	4,937,231

Revenue from one customer in the Italy segment represented 16.4% and 14.6% of consolidated revenue in 2018 and 2017, respectively.

Long-lived assets based on the geographical location of the assets are as follows:

	December 31,
($ thousands)	2018	2017
United States	983,288	928,576
Italy	332,378	366,990
United Kingdom	26,256	43,379
Rest of Europe	115,345	117,508
All other	122,181	161,115
Total	1,579,448	1,617,568

22.       Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 Equity Incentive Plan (the “Plan”) as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of shares that may be granted under the Plan is 11.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan.

Annual Reports and Accounts 2018	Page | 131

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2018, stock options were granted solely to our Chief Executive Officer, which will vest in 2021 subject to certain performance and other criteria, and have a contractual term of approximately six years. No stock options were granted in 2017.

Stock Awards

Stock awards are principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan.

Stock Option Activity

A summary of our stock option activity and related information is as follows:

		Weighted Average
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ thousands)
Outstanding at January 1, 2018	2,192,707	19.76
Granted	172,500	30.12
Exercised	(549,986)	18.73
Expired	(29,838)	20.28
Outstanding at December 31, 2018	1,785,383	21.07	1.72

At December 31, 2018:
Vested and expected to vest	1,785,383	21.07	1.72	—
Exercisable	1,612,883	20.10	1.33	—

The total intrinsic value of stock options exercised was $6.0 million and $9.3 million in 2018 and 2017, respectively. There were no cash proceeds from stock options exercised in 2018 and 2017.

Annual Reports and Accounts 2018	Page | 132

Fair Value of Stock Options Granted

We estimate the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted average grant date fair value of stock options granted during 2018 was $6.84 per share.

2018
Valuation model	Monte Carlo
Exercise price ($)	30.12
Expected option term (in years)	2.83
Expected volatility of the Company’s stock (%)	35.00
Risk-free interest rate (%)	2.73
Dividend yield (%)	2.66

The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome. The expected option term is based on historical data and is not necessarily indicative of exercise patterns that may occur. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.

Stock Award Activity

A summary of our stock award activity and related information is as follows:

	PSUs	Weighted Average Grant Date Fair Value ($)	RSUs	Weighted Average Grant Date Fair Value ($)
Nonvested at January 1, 2018	4,083,499	16.35	106,223	21.00
Granted	1,564,083	28.93	68,142	30.23
Vested	(882,426)	13.44	(114,452)	21.67
Forfeited	(495,109)	19.41	—	—
Nonvested at December 31, 2018	4,270,047	25.79	59,913	30.21

At December 31, 2018:
Unrecognized cost for nonvested awards ($ thousands)	46,141		677
Weighted average future recognition period (in years)	2.25		0.37

The total vest-date fair value of PSUs vested was $24.6 million and $28.8 million in 2018 and 2017, respectively. The total vest-date fair value of RSUs vested was $3.4 million and $2.8 million in 2018 and 2017, respectively.

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the award includes a market condition.

During 2018 and 2017, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

	2018	2017
PSUs granted during the year	1,564,083	1,723,730
Weighted average grant date fair value ($)	28.93	17.74

RSUs granted during the year	68,142	117,745
Weighted average grant date fair value ($)	30.23	21.12

Annual Reports and Accounts 2018	Page | 133

Modifications

2018

During the first quarter of 2018, we modified the measurement of a performance condition for the outstanding PSUs granted in 2015, as the original vesting conditions were not expected to be satisfied. The modification affected 301 employees and resulted in $5.3 million of compensation cost for the year ended December 31, 2018.

During the third quarter of 2018, we modified the measurement of a performance condition for the outstanding PSUs granted in 2016 and 2017, in order to better align the performance conditions with the PSUs granted in 2018. The modification affected 473 employees and resulted in $8.3 million of compensation cost for the year ended December 31, 2018.

2017

During the second quarter of 2017, we modified the measurement of a performance condition for the PSUs granted in 2016. The modification affected 974 employees but did not result in any incremental compensation cost.

Stock-Based Compensation Expense

Total compensation cost for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ thousands)	2018	2017
Cost of services	1,398	(8)
Cost of product sales	291	(6)
Selling, general and administrative	19,208	4,486
Research and development	1,999	94
Stock-based compensation expense before income taxes	22,896	4,566
Income tax benefit	5,358	1,122
Total stock-based compensation, net of tax	17,538	3,444

GAAP Differences

When an award is not probable of vesting, the modification of an award that is expected to vest is treated as a new grant under GAAP and a new grant date fair value is established.  Under IFRS, if only the vesting conditions are modified and it is modified in a way that is beneficial to the employee, the modification is considered a change in the number of shares that is expected to vest and the award’s original grant date fair value would be used to recognize the expense over the remainder of the service period.  The difference resulted in an $8.5 million decrease within selling, general and administrative expense on the consolidated statement of operations for the year ended December 31, 2018.

23.       Impairment Loss

Impairment loss was recorded for the assets detailed below:

	December 31,
($ thousands)	2018	2017
Goodwill	184,000	759,000
Other	2,407	1,220
	186,407	760,220

Historically, goodwill and indefinite lived assets have been tested for impairment annually on November 1, or on an interim basis if facts or circumstances indicate that they may be impaired. In 2018, the Company changed its impairment valuation testing date from November 1 to December 31. The Company changed the valuation date to better align with the timing and completion of the Company’s forecasting process. The change did not delay, accelerate, or avoid an impairment charge. The change has been applied prospectively which resulted in the Company performing two impairment tests during the fourth quarter of 2018 (November 1 and December 31).

Annual Reports and Accounts 2018	Page | 134

Goodwill

Goodwill is tested for impairment at the reporting unit level.  At December 31, 2018, the Company has the following four reporting units (which are equivalent to its segments):

•                   North America Gaming and Interactive;

•                   North America Lottery;

•                   International; and

•                   Italy.

The Company’s goodwill impairment test compares the recoverable value of a reporting unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit’s recoverable value, not to exceed the total amount of goodwill allocated to that reporting unit.  The Company calculates its recoverable amount as its fair value less costs to dispose for all reporting units.

In performing the goodwill impairment test, the Company estimates the recoverable value of the reporting units using an income approach that analyzes projected discounted cash flows. The procedures the Company follows include, but are not limited to, the following:

•                   Analysis of the conditions in, and the economic outlook for, the reporting units;

•                   Analysis of general market data, including economic, governmental, and environmental factors;

•                   Review of the history, current state, and future operations of the reporting units;

•                   Analysis of financial and operating projections based on historical operating results, industry results and expectations;

•                   Analysis of financial, transactional and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and

•                   Calculation of the Company’s market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

Under the income approach, fair value of the reporting units is determined based on the present value of each unit’s estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company uses internal forecasts to estimate future cash flows and estimates long-term future growth rates based on internal projections of the long-term outlook for each reporting unit. Cash flows beyond the forecasted period of five years have been extrapolated using the percentage growth rates disclosed below. Actual results may differ from those assumed in forecasts. The discount rates are based on a weighted average cost of capital analysis computed by calculating the after-tax cost of debt and the cost of equity and then weighted based on the concluded capital structure of the respective reporting unit. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in each reporting unit and in internally developed forecasts.  Discount rates used in the reporting unit valuations ranged from 7.40% to 10.15%.

Estimating the recoverable value of the reporting units requires management to use its judgement in making estimates and making forecasts that are based on a number of factors including future cash flows, growth rates, market comparables, perpetual growth rates, weighted average cost of capital, and actual operating results. As with all forecasts, it is possible that the judgments and estimates described above may change in future periods.

The Company performed quantitative assessments on all four reporting units.

The Company determined there was an impairment in the International reporting unit’s goodwill due to 2018 results being lower than forecasted along with a higher weighted average cost of capital. A $184.0 million goodwill impairment loss with no income tax benefit was recorded in the consolidated statement of operations to reduce the carrying amount of the International reporting unit to its recoverable value. The goodwill remaining in the International reporting unit after the impairment was $1.357 billion for the year ended December 31, 2018. The impairment loss had no impact on the Company’s cash flows, ability to service debt, compliance with financial covenants, or underlying liquidity. The Company’s fundamental outlook for the International reporting unit has not changed, and expectations for growth remain similar to the prior year with the International reporting unit growing from a lower base.

In calculating the recoverable value of the International reporting unit using the income approach, the following estimates and assumptions were used in the discounted cash flow analysis:

Annual Reports and Accounts 2018	Page | 135

•                   A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•      A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•      Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•                   A discount rate of 10.15% based on the weighted average cost of capital.

The results for the remaining reporting units are as follows:

($ thousands)	Estimated Recoverable Value	Carrying Amount	Excess	%
North America Gaming and Interactive	2,966	2,824	142	5.03%
North America Lottery	3,382	2,136	1,246	58.33%
Italy	4,961	3,164	1,797	56.80%

The key assumptions used are as follows:

	Normalized Growth Rate	Discount Rate
North America Gaming and Interactive	2.50%	8.50%
North America Lottery	2.00%	7.40%
Italy	1.00%	8.60%

The quantitative assessments for the North America Lottery and Italy reporting units did not result in an impairment. The recoverable values for the North America Lottery and Italy reporting units substantially exceeded their carrying amounts, which the Company believes to be 20% or more.

The key assumptions used in the determination of the North America Gaming and Interactive reporting unit’s recoverable value are as follows:

•      A normalized growth rate of 2.50% based on the estimated sustainable long-term growth rate for the reporting unit;

•      A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•      Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•      A discount rate of 8.50% based on the weighted average cost of capital.

Goodwill for the North America Gaming and Interactive reporting unit was $1.395 billion for the year ended December 31, 2018.  Although the estimated recoverable value of the North America Gaming and Interactive reporting unit was in excess of its carrying amount, it was not substantially in excess. While the Company expects improved results for the North America Gaming and Interactive reporting unit as new games and hardware are introduced to the market, a decrease in the recoverable value of the North America Gaming and Interactive reporting unit could potentially result in a goodwill impairment loss.

During the third quarter of 2017, we determined that the North America Gaming and Interactive reporting unit’s long-term strategy of improving content and game performance to stabilize and then grow market share was taking longer than expected which resulted in us performing an interim goodwill impairment test. As a result of the interim test, we recorded a $759.0 million impairment loss with no income tax benefit to reduce the carrying amount of this reporting unit to its recoverable value.  The Company’s expectation for long-term growth remains similar but the North America Gaming and Interactive reporting unit will be growing from a lower base.

There were no goodwill impairment losses recorded in 2016.

Annual Reports and Accounts 2018	Page | 136

GAAP Differences

When an impairment is recognized, GAAP requires the impairment loss to be measured as the difference between the carrying amount of the asset or asset group and its fair value. IFRS measures the impairment loss as the difference between the carrying amount of the cash-generating unit and its recoverable amount. This difference resulted in a $111.0 million and $45.0 million decrease within goodwill on the consolidated balance sheet at December 31, 2018 and 2017, respectively, and a $66.0 million and $45.0 million increase within impairment loss on the consolidated statement of operations for the year ended December 31, 2018 and 2017, respectively.

24.       Other Expense, Net

The components of other expense, net are as follows:

	For the year ended December 31,
($ thousands)	2018	2017
Tender and redemption premium	(48,935)	(37,793)
Unamortized debt issuance costs	(7,059)	(7,307)
Swap	(443)	4,532
Unamortized debt premium	3,089	12,394
Other	(1,559)	(3,419)
Total debt related	(54,907)	(31,593)

Redeemable non-controlling interest	(148,416)	(74,253)
Other	15	(2,085)
	(203,308)	(107,931)

Debt Related

During 2018, we completed the following debt transactions, which resulted in a $54.4 million loss on extinguishment of debt for the year ended December 31, 2018:

•                   Repurchased a portion of the 4.125% Notes;

•                   Repurchased a portion of the 4.750% Notes;

•                   Redeemed the 5.625% Notes;

•                   Redeemed the remaining 7.500% Notes; and

•                   Redeemed a portion of the 5.500% Notes.

In 2017, we purchased of a portion of the 7.500% Notes which resulted in a $25.7 million loss on extinguishment of debt for the year ended December 31, 2017.

Further details of these transactions are disclosed in Note 15, Debt.

Redeemable non-controlling interest

The Company classifies its non-controlling interest in Lottoitalia S.r.l. as a financial liability recorded at amortized cost.  In 2018, we updated the net present value of estimated cash flows due to a revised estimate in the future dividends to be paid which resulted in an increase in accretion expense.

Annual Reports and Accounts 2018	Page | 137

25.       Earnings Per Share

The following table presents the computation of basic and diluted loss per share:

	For the year ended December 31,
($ and shares in thousands, except per share amounts)	2018	2017
Numerator:
Net loss attributable to IGT PLC	(144,375)	(1,122,196)

Denominator:
Weighted-average shares - basic	204,083	203,130
Incremental shares under stock-based compensation plans	—	—
Weighted-average shares - diluted	204,083	203,130

Basic loss per share attributable to IGT PLC	(0.71)	(5.52)
Diluted loss per share attributable to IGT PLC	(0.71)	(5.52)

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the full year and therefore the effect would have been antidilutive.

During years when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

For the years ended December 31, 2018 and 2017, 1.6 million and 0.4 million stock options and unvested restricted stock awards, respectively, were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

GAAP Differences

Loss per share under GAAP was $(0.10) and $(5.26) for the years ended December 31, 2018 and 2017, respectively, as a result of the IFRS difference in net loss attributable to IGT PLC. There was no change in diluted weighted-average shares between GAAP and IFRS in 2018 or 2017.

26.       Related Party Transactions

We engage in business transactions with certain related parties which include (i) entities and individuals capable of exercising control, joint control, or significant influence over us, (ii) De Agostini or entities directly or indirectly controlled by De Agostini and (iii) our unconsolidated subsidiaries or joint ventures. Members of our Board of Directors, executives with authority for planning, directing and controlling the activities of the Company and such Directors’ and executives’ close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both.

Investments in and Material Transactions with Related Parties

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l.

We have a 50% interest in Ringmaster S.r.l. that is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011.

Annual Reports and Accounts 2018	Page | 138

Telling IGT Information Technology (Shenzhen) Co. Ltd

We have a 49% interest in Telling IGT Information Technology (Shenzhen) Co. Ltd. (“Telling”), a Chinese joint venture, that is accounted for using the equity method of accounting. Telling was formed to provide innovative lottery products to regulated lottery centers in the People’s Republic of China. In addition to providing innovative lottery products, Telling will have the capability to conduct independent market operations, business development, and technological innovations in China. We had no material investments in Telling at December 31, 2018 and 2017.

Yeonama Holdings Co. Limited and OPAP S.A.

We have a 30% interest in Yeonama, which is accounted for at cost. Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP, the Greek gaming and sports betting operator. Marco Sala, our Chief Executive Officer and a Board member, is a member of the board of directors of OPAP. We provide sports betting and player account management systems to Horse Races S.A., a wholly-owned subsidiary of OPAP. We are also a technology provider of VLT central systems directly to OPAP.

Our investment in Yeonama was $22.0 million and $23.1 million at December 31, 2018 and 2017, respectively.

Connect Ventures One LP and Connect Ventures Two LP

We have held investments in Connect Ventures One LP and Connect Ventures Two LP (the “Connect Ventures”) since 2011 and 2015, respectively, that are carried at cost and accounted for as available-for-sale investments. De Agostini also holds investments in the Connect Ventures, and Nicola Drago, the son of director Marco Drago, holds a 10% ownership interest in Connect Ventures LLP, the fund that manages the Connect Ventures. He is also a non-executive member of with no profit shares in Connect Ventures LLP. The Connect Ventures are venture capital funds that target “early stage” investment operations.

Our investment in Connect Ventures One LP was $4.3 million and $4.7 million at December 31, 2018 and 2017, respectively. Our investment in Connect Ventures Two LP was $5.3 million and $3.8 million at December 31, 2018 and 2017, respectively.

De Agostini Group

We are majority owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini (the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries have a tax unit agreement with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

On May 22, 2018, De Agostini entered into a variable forward transaction (the “Variable Forward Transaction”) with Credit Suisse International (“Credit Suisse”) relating to 18.0 million of our ordinary shares owned by De Agostini. As part of the Variable Forward Transaction, to hedge its exposure, Credit Suisse or its affiliates borrowed approximately 13.2 million of our ordinary shares from third-party stock lenders and subsequently sold such ordinary shares in an underwritten public offering through Credit Suisse Securities (USA) LLC, acting as the underwriter, pursuant to an automatically effective registration statement on Form F-3 (including a base prospectus) filed by the Company with the SEC on May 21, 2018 (the “Registration Statement”).

We were not a party to the Variable Forward Transaction, did not issue or sell any ordinary shares in connection with the Variable Forward Transaction, and did not receive any proceeds from the sale of the ordinary shares in the Variable Forward Transaction. De Agostini agreed to reimburse us for certain costs and fees incurred by us in connection with the Variable Forward Transaction and the preparation and filing of the Registration Statement. As of December 31, 2018, a $1.9 million receivable from De Agostini for the reimbursement of such costs and fees was included in trade and other receivables, net in the consolidated balance sheet.

Annual Reports and Accounts 2018	Page | 139

Summary of Material Related Party Transactions

Amounts receivable from and payable to related parties pursuant to material related party transactions are as follows:

	December 31,
($ thousands)	2018	2017
Trade receivables
OPAP S.A.	2,761	6,888
De Agostini Group	1,898	65
Total related party receivables	4,659	6,953

Tax related trade payables
De Agostini Group	12,454	19,673

Trade payables
De Agostini Group	8,131	10,974
Ringmaster S.r.l.	5,682	6,404
Total related party payables	26,267	37,051

The following table sets forth material transactions with related parties:

	For the year ended December 31,
($ thousands)	2018	2017
Service revenue and product sales
OPAP S.A.	14,101	37,512
	14,101	37,512

Research and development expenses
Ringmaster S.r.l.	10,412	10,940
	10,412	10,940

Key Management Personnel - Officer Compensation

Key management personnel are those persons with authority and responsibility for planning, directing and controlling the activities of the Company. In 2018 and 2017, key management personnel was composed of eight executive officers, including our Chief Executive Officer and Chief Financial Officer. Officer compensation for key management personnel for the years ended December 31, 2018 and 2017 is as follows:

	For the year ended December 31,
($ thousands)	2018	2017
Short-term employee benefits	19,453	19,097
Stock-based compensation	12,644	5,975
Post-employment benefits	913	760
Other	—	—
	33,010	25,832

Annual Reports and Accounts 2018	Page | 140

27.       Employee Information

Employee Benefit Expense

	For the year ended December 31,
($ thousands)	2018	2017
Wages and salaries	836,678	875,005
Social Security and other benefits	177,322	172,974
Incentive compensation	94,758	87,008
Stock-based compensation	22,896	4,566
Post-employment benefits	22,062	21,825
	1,153,716	1,161,378

Employees by Segment

	December 31,
	2018	2017
North America Gaming and Interactive	5,438	4,777
North America Lottery	1,635	2,608
International	1,505	1,542
Italy	2,034	1,950
Corporate Support	1,488	1,401
	12,100	12,278

For the years ended December 31, 2018 and 2017, we had an average of 12,163 and 12,529 employees, respectively.

Annual Reports and Accounts 2018	Page | 141

28.       Auditors’ Remuneration

PricewaterhouseCoopers LLP (“PwC U.K.”) has been serving as our independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC U.K. and its foreign entities belonging to the PwC network in 2018 and 2017 were as follows:

	For the year ended December 31,
($ thousands)	2018	2017
Audit services - Parent company and consolidated financial statements	10,880	11,453
Audit services - Subsidiaries’ financial statements	2,374	3,129
Tax services	1,242	552
Audit-related services	1,028	204
All other services	189	134
	15,713	15,472

29.       The Parent’s Directly and Indirectly Owned Subsidiaries

The Parent had the following subsidiaries for the year ended December 31, 2018:

Name of entity	Address of registered office	Ownership %	Shareholder
Acres Gaming Incorporated	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	International Game Technology
Anguilla Lottery and Gaming Company Limited	AXA Offshore Management Limited The Law Building PO Box 687, The Valley, Anguilla, British West Indies	100	Leeward Islands Lottery Holding Company, Inc.
Antigua Lottery Company Limited	Fitzgerald House, Church & Cross Streets, St. John’s, Antigua	100	Leeward Islands Lottery Holding Company, Inc.
Atronic Australien GmbH	Weseler Strab 253, Münster, Germany 48151	100	International Game Technology PLC
Beijing GTECH Computer Technology Company Limited	R1101-1102, 11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, China	100	IGT Foreign Holdings Corporation
Big Easy S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	56	Lottomatica Videolot Rete S.p.A.
BillBird S.A.	ul. KAMIENNA, nr 21, lok., miejsc. KRAKOW, kod 31-403, poczta KRAKOW, Poland	100	IGT Global Services Limited
BringIt, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	IGT
Business Venture Investments No 1560 Proprietary Limited	GLMI House, Harlequins Office Park, 164 Totius Street, Groenkloof Pretoria, 0127, South Africa	100	IGT Global Services Limited
Caribbean Lottery Services, Inc.	c/o Moore Dodson & Russell P.C., 5035 Norre Gade, Suite 201, St. Thomas, VI 00802	100	Leeward Islands Lottery Holding Company, Inc.
CartaLis Istituto di Moneta Elettronica S.p.A. (also known as CartaLis IMEL S.p.A.)	Viale del Campo Boario, 56/d Roma, Italy	85	Lottomatica Italia Servizi S.p.A.
Casagaming Holding Ltd	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	100	Casablanca Gaming Group AB (99%); IGT Interactive (Sweden) AB (1%)
Casagaming Ltd	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	100	Casagaming Holding Ltd (99%); IGT Interactive (Sweden) AB (1%)
CLS-GTECH Technology (Beijing) Co., Ltd.	2/F Block A, Raycom Info Tech Park, 2 Kexueyuan South Road, Zhong Guan Cun, Haidian District, Beijing, 100190 China	100	CLS-GTECH Company Limited
Consorzio Lotterie Nazionali	Via Buonconvento, 6 Roma, Italy	63	Lottomatica Holding S.r.l.
Cyberview International, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	IGT

Annual Reports and Accounts 2018	Page | 142

Name of entity	Address of registered office	Ownership %	Shareholder
Data Transfer System Inc.	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
DoubleDown Interactive B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT Interactive C.V.
Dreamport do Brasil Ltda.	Rua Barao do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	Dreamport, Inc. (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
Dreamport Suffolk Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Dreamport, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Eagle Ice AB	Mannheimer Swartling Advokatbyra, Norrlansgatan 21. Stockhom. 11187. Sweden	100	International Game Technology
Europrint (Promotions) Limited	1 Bridgewater Place, Water Lane, Leeds, West Yorkshire, LS11 5QR Lancaster House, 52 Preston New Road, Blackburn, Lancashire,BB2 6AH, United Kingdom	100	Europrint Holdings Limited
Europrint Holdings Limited	1st Floor, Building 3 Croxley Green Business Park, Hatters Lane, Watford, Hertfordshire, England WD18 8YG	100	IGT Global Solutions Corporation
Gaming Productions Holding Limited	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	100	Entraction Holding AB (99%); IGT Interactive (Sweden) AB (1%)
GTECH (Gibraltar) Holdings Limited f/k/a St. Enodoc Holdings Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	IGT Global Services Limited
GTECH Asia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Brasil Ltda.	Rua Barao do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
GTECH German Holdings Corporation GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	International Game Technology PLC
GTECH Malta Poker Limited f/k/a Boss Media Malta Poker Ltd.	2, Belvedere Court, Triq Il- Qaliet, St. Julians STJ 3255, Malta	99.99	IGT Malta Casino Holdings Limited
GTECH Management P.I. Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Mexico S.A. de C.V.	Av. Constituyentes 635, 16 de Septiembre,Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.700258%); IGT Foreign Holdings Corporation (0.343297%); GTECH Latin America Corporation (0.000006%)
GTECH Southern Africa (Pty) Ltd.	Ground Floor, Orbach Place, 261 Oxford Road, Illovo 2196, South Africa	100	IGT Global Solutions Corporation
GTECH Ukraine	3-A Leiptsygska Street, Kyiv, Ukraine	100	GTECH Asia Corporation (99%); GTECH Management P.I. Corporation (1%)
GTECH WaterPlace Park Company, LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH West Africa Lottery Limited	98, Awolowo Road, Ikoyi, Nigeria	100	IGT Global Services Limited (75%); IGT Ireland Operations Limited (25%)
Hudson Alley Software, Inc.	111 Eighth Avenue New York, NY 10011 Unites States	100	IGT Global Solutions Corporation
I.G.T. - Argentina S.A.	Hipolito Alferez Bouchard 4191, Optima Park Tower, 5to piso - Munro, Argentina	100	International Game Technology (96.67%); International Game Technology S.R.L. (3.33%)
I.G.T. (Australia) Pty Limited	Level 5, 11 Talavera Road, Macquarie Park, NSW 2113 Australia	100	International Game Technology
IGT	9295 Prototype Drive Reno, Nevada 89113, United States	100	International Game Technology

Annual Reports and Accounts 2018	Page | 143

Name of entity	Address of registered office	Ownership %	Shareholder
IGT - UK Group Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	International Game Technology
IGT (Alderney 1) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 2) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 4) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 5) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 7) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT Interactive C.V.
IGT (Gibraltar) Limited	57 - 63 Line Wall Road, Gibraltar	100	IGT Interactive C.V.
IGT (Gibraltar) Solutions Limited f/k/a GTECH (Gibraltar) Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	GTECH (Gibraltar) Holdings Limited
IGT (UK1) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT Interactive, Inc.
IGT (UK2) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT – UK Group Limited
IGT Asia - Macau, S.A.	Avenida Comercial de Macau, nos. 251A-301, AIA Tower, 21/F, Room 2101, Macau, China	100	International Game Technology (99.92%); IGT (0.04%); IGT International Holdings 1 LLC (0.04%)
IGT ASIA PTE. LTD.	1 Changi North St 1, 02-01 and 02-03, 498789, Singapore	100	International Game Technology
IGT Asiatic Development Limited	Jayla Place, Wickhams Cay I, Road Town, Tortola, British Virgin Islands	100	International Game Technology
IGT Australasia Corporation f/k/a GTECH Australasia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT Austria GmbH f/k/a GTECH Austria GmbH	Seering 13-14, 8141 Unterpremstatten, Austria	100	IGT Germany Gaming GmbH
IGT Canada Solutions ULC f/k/a GTECH Canada ULC	1959 Upper Water Street, Suite 900, Halifax B3J 3N2 Nova Scotia, Canada	100	International Game Technology PLC
IGT Colombia Ltda. f/k/a GTECH Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Global Services Limited (99.998%); IGT Comunicaciones Colombia Ltda. (0.001%); Claudia Mendoza (0.001%)
IGT Colombia Solutions S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	International Game Technology PLC
IGT Commercial Services, S de R L CV	Avenida Constituyentes 635, 16 de Septiembre, Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation (0.1%)
IGT Comunicaciones Colombia Ltda. f/k/a GTECH Comunicaciones Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Foreign Holdings Corporation (>99.99%); Claudia Mendoza (<0.01%) (Nominee share)
IGT Czech Republic LLC f/k/a GTECH Czech Republic LLC	1209 Orange Street, Wilmington, DE 19801, United States	37	IGT Global Solutions Corporation
IGT Denmark Corporation f/k/a GTECH Northern Europe Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT do Brasil Ltda.	Avenida das Nacoes Unidas, 14171, 15° Andar, City of Sao Paulo, Brazil	100	IGT International Treasury B.V. (99.99%); IGT International Treasury Holding LLC (0.01%)
IGT Dutch Interactive LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	IGT Interactive Holdings 2 C.V.
IGT EMEA B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT-Europe B.V.

Annual Reports and Accounts 2018	Page | 144

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Estonia OÜ	Kawe Plaza, Parnu mnt 15, 10141 Tallinn, Estonia	100	Eagle Ice AB
IGT Far East Pte Ltd f/k/a GTECH Far East Pte Ltd	8 Marina Boulevard, #05-02, Marina Bay Financial Centre, 018981, Singapore	100	IGT Global Services Limited
IGT Foreign Holdings Corporation f/k/a GTECH Foreign Holdings Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT France SARL f/k/a GTECH France SARL	19, Boulevard Malesherbes, 75008 Paris, France	100	IGT Foreign Holdings Corporation
IGT GAMES SAS f/k/a GTECH SAS	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Global Services Limited (80%); IGT Comunicaciones Colombia Ltda. (10%); IGT Foreign Holdings Corporation (10%)
IGT Germany Gaming GmbH f/k/a GTECH Germany GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	GTECH German Holdings Corporation GmbH
IGT Germany GmbH f/k/a GTECH GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	IGT Global Services Limited
IGT Global Services Limited f/k/a GTECH Global Services Corporation Limited	Grigori Afxentiou, 27, 6021, Larnaca, Cyprus	100	IGT Global Solutions Corporation
IGT Global Solutions Corporation f/k/a GTECH Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT
IGT Hong Kong Limited	26th Floor, No. 8 Queen’s Road Central. Hong Kong, China	100	IGT Asiatic Development Limited
IGT India Private Limited f/k/a GTECH India Private Limited	2nd Floor, NCC House, Sy. No. 64, Madhapur, Hyderabad, Kurnool, Telangana 500081, India	100	IGT Global Services Limited (99.99%); IGT Far East Pte Ltd. (0.01%)
IGT Indiana, LLC f/k/a GTECH Indiana, LLC	150 West Market Street, Suite 800, Indianapolis, IN 46204, United States	100	IGT Global Solutions Corporation
IGT Interactive (Malta) Holding Ltd	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	100	IGT Interactive (Sweden) AB (99%); Entraction Holding AB (1%)
IGT Interactive C.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT (35.8274668%); IGT Interactive Holdings 2 C.V. (32.5220680%); International Game Technology (31.6504432%); IGT Dutch Interactive LLC (0.0000220%)
IGT Interactive Holdings 2 C.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	IGT Interactive, Inc. (13.831555%); International Game Technology (86.168444%); IGT International Holdings 1 LLC (0.000001%)
IGT Interactive Network (Malta) Holding Limited	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	100	IGT Interactive (Sweden) AB (99%); Entraction Holding AB (1%)
IGT Interactive Network (Malta) Limited	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	100	IGT Interactive Network (Malta) Holding Limited (99%); IGT Interactive (Sweden) AB (1%)
IGT Interactive, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	International Game Technology
IGT International Holdings 1 LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	International Game Technology
IGT International Treasury B.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	International Game Technology
IGT International Treasury Holding LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	IGT International Treasury B.V.
IGT Ireland Operations Limited f/k/a GTECH Ireland Operations Limited	Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland	100	IGT Global Services Limited
IGT Italia Gaming Machines Solutions S.r.l. f/k/a Spielo International Italy S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
IGT Japan K.K.	Oak Minami-Azabu Building 2F, 3-19-23 Minami-Azabu, Minato-ku, Tokyo, 106-0047, Japan	100	IGT International Treasury B.V.

Annual Reports and Accounts 2018	Page | 145

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Juegos S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Peru Solutions S.A. (60%); IGT Games S.A.S. (40%)
IGT Korea Yuhan Chaekim Hoesa a/k/a IGT Korea LLC	16th, 17th Fl, Teheran-ro 134, Gangnam-gu, Seoul, Korea	100	IGT Global Services Limited
IGT Latin America Corporation f/k/a GTECH Latin America Corporation	1209 Orange Street, Wilmington, DE 19801, United States	80	IGT Global Solutions Corporation (80%); Computers and Controls (Holdings) Limited (20%)
IGT Malta Casino Holdings Limited f/k/a GTECH Malta Holdings Limited	2, Belvedere Court, Triq Il- Qaliet, St. Julians STJ 3255, Malta	99.99	IGT Sweden Interactive AB
IGT Malta Casino Limited f/k/a GTECH Malta Casino Limited	2, Belvedere Court, Triq Il- Qaliet, St. Julians STJ 3255, Malta	99.99	IGT Malta Casino Holdings Limited
IGT Mexico Lottery S. de R.L. de C.V. f/k/a GTECH Servicios de México, S. de R.L. de C.V.	Av. Constituyentes 635, 16 de Septiembre, Mexico City, Mexico 11810	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation Holdings Corporation (0.1%)
IGT Monaco S.A.M. f/k/a GTECH Monaco S.A.M.	7, Rue Du Gabian, Le Gildo Pastor-Bloc C-8 ETG-N° 22, 98000, Monaco	98	IGT Austria GmbH (95%); Walter Bugno (1%), Catherine Hageman(1%); Abdelhalim Stri (1%)
IGT Peru Solutions S.A. f/k/a GTECH Peru S.A.	Av. Manuel Olguin, Officina 1001-1002, Santiago de Surco, Lima, Peru	100	IGT Germany Gaming GmbH (99.9999%); GTECH German Holdings Corporation GmbH (0.0001%)
IGT Poland Sp. z.o.o. f/k/a GTECH Poland Sp. z o.o.	AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland	100	IGT Global Solutions Corporation
IGT Slovakia Corporation f/k/a GTECH Slovakia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT SOLUTIONS CHILE SpA	Avenida El Rosal N 5.108 Santiago, Chile 8580000	100	International Game Technology PLC
IGT Spain Lottery, S.LU. f/k/a GTECH Global Lottery S.L.	Edificio Avant BCN, Selva 12, Planta 1, Modula A2, El Prat de Llobregat, Barcelona 08820, Spain	100	IGT Global Services Limited
IGT Spain Operations, S.A. f/k/a GTECH Spain S.A.	El Prat de Llobregat, Calle Selva 12, planta 1a, Modulo A2 08820, Barcelona, Spain	100	IGT Spain Lottery S.L.U.
IGT SWEDEN AB f/k/a GTECH Sweden AB	Halsingegatan 40 12tr, 113 43 Stockholm, Sweden	100	IGT Global Services Limited
IGT Sweden Interactive AB f/k/a GTECH Sweden Interactive AB f/k/a Boss Media AB	Box 3243, 350 53 Vaxjo, Sweden	100	IGT Global Services Limited
IGT Sweden Investment AB f/k/a GTECH Sweden Investment AB	Honnorsgatan 2, Vaxjo 35053, Sweden	100	IGT Sweden Interactive AB
IGT Technology Development (Beijing) Co. Ltd.	11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, P.R. China	100	IGT Hong Kong Limited
IGT Turkey Teknik Hizmetler Ve Musavirlik Anonim f/k/a GTECH Avrasya Teknik Hizmetler Ve Musavirlik A.S.	Nasuh Akar Mahallesi. Turkocagi cad. 1400. sok. No: 34/2, Balgat, Ankara, Turkey	99.9	IGT Global Solutions Corporation (99.9%); Ufuk Ozlu (0.1%)
IGT U.K. Limited f/k/a GTECH U.K. Limited	1st Floor Building, 3 Croxley Green Business Park, Hatters Lane, Watford, WD18 8YG, United Kingdom	100	IGT Global Solutions Corporation
IGT UK Games Limited f/k/a GTECH UK Games Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	IGT Sweden Interactive AB
IGT UK Interactive Holdings Limited f/k/a GTECH Sports Betting Solutions Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	IGT Global Services Limited
IGT UK Interactive Limited f/k/a GTECH UK Interactive Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	IGT UK Interactive Holdings Limited
IGT VIA DOMINICAN REPUBLIC, SAS f/k/a GTECH VIA DR, SAS	Avenida Estrella Sadhala, Esquina Bartolome Colon, Edificio Hache, Primer Piso, Santiago, Dominican Republic	100	IGT Global Services Limited (99.9666%); IGT Ireland Operations Limited (0.0333%)

Annual Reports and Accounts 2018	Page | 146

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Worldwide Services Corporation f/k/a GTECH Worldwide Services Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT-Canada Inc.	600-1134 Grande Allee O, bureau 600, Quebec (Quebec) G1S1E5, Canada	100	International Game Technology
IGT-China, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	International Game Technology
IGT-Europe B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	International Game Technology
IGT-Íslandi ehf. (IGT-Iceland plc)	Sigtuni 3800, Selfoss, Iceland	100	International Game Technology
IGT-Latvia SIA	Krisjana Valdemara Street 33-19. Riga, Latvia	100	International Game Technology
IGT-Mexicana de Juegos, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	IGT (99.99%); International Game Technology (0.01%)
IGT-UK Gaming Limited	Quay West, Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT – UK Group Limited
Innoka Oy	Aku Korhosen tie 4, 00440 Helsinki, Finland	81	IGT Global Services Limited
Interactive Games International Limited	1 Bridgewater Place, Water Lane, Leeds, West Yorkshire LS11 5QR	100	Europrint Holdings Ltd.
International Game Technology	9295 Prototype Drive Reno, Nevada 89113, United States	100	International Game Technology PLC
International Game Technology (NZ) Limited	Birchwood Park, Unit 4, 483 Hutt Road, Lower Hutt, New Zeland	100	I.G.T. (Australia) Pty Limited
International Game Technology España, S.L.	Pza de Pablo Ruiz Picasso 1, Torre Picasso, 5, 28020, Madrid, Spain	100	IGT-Europe B.V.
International Game Technology S.R.L.	Av. Pardo y Aliaga No. 695, Oficina 11, distrito de San Isidro, provincia y departamento de Lima	100	IGT (99.991%); IGT International Holdings 1 LLC (0.009%)
International Game Technology Services Limited	27 Grigori, 6021, Larnaca, Cyprus	100	International Game Technology PLC
International Game Technology-Africa (Pty) Ltd.	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	100	IGT International Treasury B.V. (74.9%); IGT Empowerment Trust (25.1%)
LB Participacões E Loterias Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	99.99	Lottomatica Giochi e Partecipazioni (>99.99%); Randy Simoes (<0.01%)
LB Produtos Lotéricos E Licenciamentos Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	99.99	LB Participacões E Loterias Ltda. (>99.99%); Randy Simoes (<0.01%)
Leeward Islands Lottery Holding Company, Inc.	C18, The Sands Complex, Bay Road, Basseterre, St. Christopher, St. Kitts	100	IGT Global Services Limited
LIS Istituto di Pagamento S.p.A.	Via Staro, 4 - Milano, Italy	100	Lottomatica Italia Servizi S.p.A.
Lotterie Nazionali S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	64	Lottomatica Holding S.r.l.
Lottery Equipment Company	c/o Shevchenko, Didkovskiy and Parnters LLC, 2-A Kostyantynivska Street, 5th Floor, Kyiv, Ukraine	100	GTECH Asia Corporation (99.994%); GTECH Management P.I. Corporation (0.006%)
LOTTOITALIA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	61.5	Lottomatica Holding S.r.l.
Lottomatica Giochi e Partecipazioni S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	International Game Technology PLC
Lottomatica Holding S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	International Game Technology PLC
Lottomatica Italia Servizi S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.

Annual Reports and Accounts 2018	Page | 147

Name of entity	Address of registered office	Ownership %	Shareholder
Lottomatica Scommesse S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
Lottomatica Videolot Rete S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
Loxley GTECH Technology Co., Ltd.	102 Na Ranong Road, Klongtoey, Bangkok Metropolis, Thailand	49	IGT Global Services Limited (10%); IGT Global Solutions Corporation (39%)
Northstar Lottery Group, LLC	208 South LaSalle Street, Suite 814, Chicago, IL 60601, United States	80	IGT Global Solutions Corporation
Northstar New Jersey Holding Company, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	50.15	IGT Global Solutions Corporation
Northstar New Jersey Lottery Group, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	82.31	Northstar New Jersey Lottery Holding Company, LLC
Northstar SupplyCo New Jersey, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	70	IGT Global Solutions Corporation
Online Transaction Technologies S.à.r.l. à Associé Unique	Twin Center, Tour A Angle Bd Zerktouni et Al Massira El Khadra, Casablanca, Morocco	100	IGT Foreign Holdings Corporation
Optima Gaming Service S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Videolot Rete S.p.A.
Orbita Sp. z o.o.	ul. KAMIENNA, nr 21, KRAKOW, 31-403, Poland	100	IGT Global Solutions Corporation
Oy IGT Finland AB f/k/a Oy GTECH Finland Ab	c/o Veikkaus Oy, Karhunkierros 4, 01009 Veikkaus, Vantaa, Finland	100	IGT Global Solutions Corporation
PCC Giochi e Servizi S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
Playyoo SA	Via Cantonale 19, Lugano 6900, Switzerland	100	IGT UK Interactive Limited
Poker Provider Limited	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	100	Gaming Productions Holding Limited (99%); IGT Interactive (Sweden) AB (1%)
Powerhouse Technologies, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	100	International Game Technology
Probability (Gibraltar) Limited	Suite 23, Portland House Glacis Road, GX11 1AA, Gibraltar	100	IGT UK Interactive Limited
Prodigal Lottery Services, N.V.	Walter J.A. Nisbeth Road, 63 Philipsburg, St. Maarten	100	Leeward Islands Lottery Holding Company, Inc.
Retail Display and Service Handlers, LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
SB Industria E Comercio Ltda.	Rua Rio Pauini 30, A, Quadra F, conjunto Manauense, Bairro Nossa Senhora das Graças, CEP 69053-001, Cidade de Manaus, Estado do Amazonas	100	IGT Global Solutions Corporation (˃99.99%); IGT Foreign Holdings Corporation (˂0.01%)
SED Multitel S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	International Game Technology (99.97%); IGT (0.03%)
Siam GTECH Company Limited	No. 102, 16th Floor, Na Ranong Road, Klongtoey District, Bangkok, Thailand	99.965	IGT Global Solutions Corporation
Spielo International Argentina S.r.l.	Paraguay 1365, Piso 4 Officiana 28, C1057AAU Buenos Aires, Argentina	86.54	IGT Germany Gaming GmbH
St. Kitts and Nevis Lottery Company, Ltd.	C18, The Sands Complex, Bay Road, Basseterre, St. Kitts	100	Leeward Islands Lottery Holding Company, Inc.
Technology Risk Management Services, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
UTE LOGISTA IGT f/k/a UTE Logista-GTECH, Law 18/1982, No. 1	Trigo n° 39, Polfgono Industrial Polvoranca, Legan6s, Madrid, 18104 Spain	50	IGT Spain Lottery S.L.U.
VIA TECH Servicios SpA	Isadora Goyenechea, 3447 Piso 19, 2215-21, Las Condes, Santiago, Chile	100	IGT Global Services Limited

Annual Reports and Accounts 2018	Page | 148

Name of entity	Address of registered office	Ownership %	Shareholder
VLC, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	100	Powerhouse Technologies, Inc.
Zest Gaming España S.L.	Calle Caspe 155-157 Barcelona, 8013, Spain	100	International Game Technology PLC
ZEST GAMING MEXICO, S.A. DE C.V.	Campos Eliseos169, Col. Polanco, Mexico City, 11560, Mexico	100	International Game Technology PLC (99%); Zest Gaming España S.L. (1%)

Joint Ventures
CLS-GTECH Company Limited	PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	50	IGT Global Services Limited
Ringmaster S.r.l.	Corso Francia, 110 - Torino, Italy	50	Lottomatica Holding S.r.l.
Telling IGT Information Technology (Shenzhen) Co., Ltd.	503D, Tian An Chuangxin Keji Square (Phase II) East Block, the Interchange of Binhe Road and Xiangmihu Road, Shatou Street, Futian District, Shenzhen, China	49	IGT Global Services Limited

Associates
Yeonama Holdings Co. Limited	Nicosia Tower Center, 8th Floor, Vyronos 36, Nicosia 1506, Cyprus	30	IGT Global Services Limited

Annual Reports and Accounts 2018	Page | 149

FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

INDEX TO PARENT COMPANY FINANCIAL STATEMENTS

Parent Balance Sheet at December 31, 2018 and 2017	151

Parent Statement of Operations for the years ended December 31, 2018 and 2017	152

Parent Statement of Comprehensive Income for the years ended December 31, 2018 and 2017	153

Parent Statement of Cash Flows for the years ended December 31, 2018 and 2017	154

Parent Statement of Shareholders’ Equity for the years ended December 31, 2018 and 2017	155

Notes to the Parent Financial Statements	156

Annual Reports and Accounts 2018	Page | 150

International Game Technology PLC

Parent Balance Sheet

($ thousands)

		December 31,
	Notes	2018	2017
Assets
Current assets:
Cash and cash equivalents		12,827	692,894
Other current assets		2,873	2,882
Income tax receivable		1,031	1,080
Current financial assets		6,565	479
Receivables from related parties	5	110,202	34,890
Loans receivable from related parties	5	457,143	551,959
Total current assets		590,641	1,284,184
Property, plant and equipment, net		1,379	1,724
Non-current financial assets		13,956	19,093
Investments in subsidiaries	4	4,504,754	4,244,416
Loans receivable from related parties	5	7,456,989	6,793,337
Total non-current assets		11,977,078	11,058,570
Total assets		12,567,719	12,342,754

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		10,671	13,704
Other current liabilities		140,630	179,205
Current portion of long-term debt	6	—	599,061
Short-term borrowings	6	29,007	—
Loans payable to related parties	5	83,043	260,498
Payables to related parties	5	518,136	118,386
Current financial liabilities		3,244	5,118
Income taxes payable		2,991	—
Total current liabilities		787,722	1,175,972
Long-term debt, less current portion	6	7,806,987	7,351,652
Loans payable to related parties	5	52,746	126,582
Non-current financial liabilities		20,586	16,086
Total non-current liabilities		7,880,319	7,494,320
Total liabilities		8,668,041	8,670,292
Shareholders’ equity
Share capital		20,421	20,344
Share premium		21,002	21,002
Retained earnings		3,715,278	3,480,825
Other reserves		142,977	150,291
Total shareholders’ equity		3,899,678	3,672,462
Total liabilities and shareholders’ equity		12,567,719	12,342,754

The accompanying notes are an integral part of these Parent financial statements.

The Parent financial statements were approved by the Board of Directors on April 12, 2019 and signed on its behalf on April 12, 2019 by:

Marco Sala

Chief Executive Officer

Company registration number: 09127533

Annual Reports and Accounts 2018	Page | 151

International Game Technology PLC

Parent Statement of Operations

($ thousands)

		For the year ended
		December 31,
	Notes	2018	2017
Selling, general and administrative		43,751	42,076
Transaction expense, net		42	483
Total operating expenses		43,793	42,559

Operating loss		(43,793)	(42,559)

Interest income		943	67
Interest expense	6	(391,253)	(394,504)
Related party interest income, net	5	435,064	422,306
Foreign exchange gain (loss), net		159,925	(388,962)
Other expense, net	11	(49,794)	(2,266)
Related party other income, net	5	295,401	462,049
Total non-operating income		450,286	98,690

Income before provision for income taxes		406,493	56,131

Provision for income taxes	7	19,655	5,400

Net income		386,838	50,731

The accompanying notes are an integral part of these Parent financial statements.

Annual Reports and Accounts 2018	Page | 152

International Game Technology PLC

Parent Statement of Comprehensive Income

($ thousands)

	For the year ended
	December 31,
	2018	2017
Net income	386,838	50,731

Foreign currency translation adjustments	1,799	1,210
Unrealized loss on available-for-sale investments and interest rate swaps	(9,113)	(2,111)
Other comprehensive loss[1]	(7,314)	(901)

Total comprehensive income	379,524	49,830

1. All items in other comprehensive loss will be reclassified subsequently to profit or loss when specific conditions are met.

The accompanying notes are an integral part of these Parent financial statements.

Annual Reports and Accounts 2018	Page | 153

International Game Technology PLC

Parent Statement of Cash Flows

($ thousands)

		For the year ended
		December 31,
	Notes	2018	2017
Cash flows from operating activities
Net income		386,838	50,731
Adjustments to reconcile net income to net cash provided by operating activities:
Interest expense		367,673	367,278
Loss on extinguishment of debt		49,598	—
Debt issuance cost amortization		23,580	27,226
Related party interest expense	5	12,197	18,536
Stock-based compensation expense	10	6,613	3,447
Zest contingent consideration		(4,975)	(2,059)
Foreign exchange (gain) loss, net		(159,925)	388,962
Related party interest income	5	(447,261)	(440,842)
Other		790	278
Changes in operating assets and liabilities:
Amounts due from/to related parties		313,483	57,084
Accounts payable		(3,217)	1,584
Other assets and liabilities		(177)	(4,845)
Net cash provided by operating activities		545,217	467,380

Cash flows from investing activities
Related party loans receivable, net		(697,285)	418,219
Investment in subsidiaries		(250,000)	(252,289)
Capital expenditures		(1,527)	(3,332)
Other		—	67
Net cash (used in) provided by investing activities		(948,812)	162,665

Cash flows from financing activities
Principal payments on long-term debt		(1,658,753)	(101,533)
Interest paid		(405,646)	(346,730)
Related party loans payable, net		(245,268)	(987,168)
Dividends paid		(163,236)	(162,528)
Payments made in connection with early termination of debt		(42,355)	—
Debt issuance costs paid		(17,033)	(16,378)
Related party interest paid		(7,429)	—
Net proceeds from short-term borrowings		29,007	—
Related party interest received		508,990	341,431
Proceeds from issuance of long-term debt		1,697,761	1,293,190
Other		(344)	685
Net cash (used in) provided by financing activities		(304,306)	20,969

Net (decrease) increase in cash and cash equivalents		(707,901)	651,014
Effect of exchange rate changes on cash		27,834	11,976
Cash and cash equivalents at the beginning of the period		692,894	29,904
Cash and cash equivalents at the end of the period		12,827	692,894

The accompanying notes are an integral part of these Parent financial statements.

Annual Reports and Accounts 2018	Page | 154

International Game Technology PLC

Parent Statement of Shareholders’ Equity

($ thousands)

	Share Capital	Share Premium	Retained Earnings	Other Reserves	Total Equity
Balance at December 31, 2016	20,228	18,930	3,605,004	151,192	3,795,354

Net income	—	—	50,731	—	50,731
Other comprehensive income	—	—	—	(901)	(901)
Total comprehensive income	—	—	50,731	(901)	49,830
					—
Dividend distribution	—	—	(162,528)	—	(162,528)
Net share settlement reclassification	—	2,072	(2,072)	—	—
Shares issued under share award plans	95	—	(11,100)	—	(11,005)
Shares issued upon exercise of share options	21	—	(3,776)	—	(3,755)
Stock-based compensation expense	—	—	3,447	—	3,447
Non-cash investment in subsidiaries	—	—	1,119	—	1,119
Balance at December 31, 2017	20,344	21,002	3,480,825	150,291	3,672,462

Net income	—	—	386,838	—	386,838
Other comprehensive income	—	—	—	(7,314)	(7,314)
Total comprehensive income	—	—	386,838	(7,314)	379,524

Dividend distribution	—	—	(163,236)	—	(163,236)
Shares issued under share award plans	62	—	(10,633)	—	(10,571)
Shares issued upon exercise of share options	15	—	(1,695)	—	(1,680)
Stock-based compensation expense	—	—	6,613	—	6,613
Non-cash investment in subsidiaries	—	—	16,566	—	16,566
Balance at December 31, 2018	20,421	21,002	3,715,278	142,977	3,899,678

The accompanying notes are an integral part of these Parent financial statements.

Annual Reports and Accounts 2018	Page | 155

Notes to the Parent Financial Statements

1.              Description of Business

International Game Technology PLC, a public limited company organized under the laws of England and Wales (the “Parent”), has its corporate headquarters at 66 Seymour Street, 2nd floor,  London, W1H 5BT, United Kingdom. The Parent is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”) and the sole stockholder of International Game Technology, a Nevada corporation (“IGT”). All references to the “Company” refer to the business and operations of the Parent and its consolidated subsidiaries.

The principal activities of the Parent are to make investments and provide loans to its consolidated subsidiaries.

2.              Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements and notes of the Parent, prepared for statutory purposes, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and the Companies Act 2006 applicable to companies reporting under IFRS. The Parent financial statements are stated in thousands of U.S. dollars (except share and per share data) unless otherwise indicated.

Significant Accounting Policies

The accounting policies used in the preparation of the Parent financial statements are the same as those used in the preparation of the consolidated financial statements (in accordance with the Companies Act 2006). Refer to Note 2, Summary of Significant Accounting Policies, in the notes to the consolidated financial statements included herein. In addition to those accounting policies, the following accounting policy applies to the Parent financial statements.

Investments in Subsidiaries

Investments in subsidiaries are held at cost less accumulated impairment losses, if any.

Notes to the Consolidated Financial Statements

Some of the information included in the notes to the consolidated financial statements is directly relevant to the financial statements of the Parent. Refer to the following notes to the consolidated financial statements included herein:

•                   Note 10, Financial Risk Management

•                   Note 15, Debt

•                   Note 19, Shareholders’ Equity

•                   Note 24, Other Expense, Net

•                   Note 26, Related Party Transactions

Annual Reports and Accounts 2018	Page | 156

3.              Fair Value of Financial Assets and Liabilities

Financial Assets and Liabilities Carried at Fair Value

The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value at December 31, 2018 and 2017:

	December 31, 2018
($ thousands)	Level 1	Level 2	Level 3	Total Fair Value
Derivative Assets	—	4,100	—	4,100
Available-for-Sale Investments	4,447	—	—	4,447
Derivative Liabilities	—	21,807	—	21,807

	December 31, 2017
($ thousands)	Level 1	Level 2	Level 3	Total Fair Value
Available-for-Sale Investments	10,519	—	—	10,519
Derivative Liabilities	—	14,953	—	14,953
Contingent Consideration	—	—	7,755	7,755

Valuation Techniques and Balance Sheet Presentation

Derivative assets and liabilities classified as Level 2 in the table above were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustments for credit risk as appropriate. All significant inputs were derived from or corroborated by observable market data including current forward exchange rates, LIBOR rates, among others.

Certain of our available-for-sale investments are carried at fair value and were valued using quoted market prices. Available-for-sale investments are presented as other non-current assets in the Parent’s balance sheet.

Assets and Liabilities Not Carried at Fair Value

The following tables represent the fair value hierarchy for assets and liabilities not measured at fair value at December 31, 2018 and 2017:

	December 31, 2018
($ thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Debt	7,825,767	—	7,915,604	—	7,915,604
Available-for-Sale Investments	—	—	—	9,508	9,508

	December 31, 2017
($ thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Debt	7,965,830	—	8,527,225	—	8,527,225
Available-for-Sale Investments	8,549	—	—	8,549	8,549

Valuation Techniques and Balance Sheet Presentation

Certain of our available-for-sale investments are carried at cost (which approximates fair value) and are presented as other non-current assets in the Parent’s balance sheet.

Debt is categorized within Level 2 of the fair value hierarchy and valued using quoted market prices, dealer quotes, or current interest rates. Carrying values in the table exclude swap adjustments.

Annual Reports and Accounts 2018	Page | 157

4.              Investments in Subsidiaries

	Country of	December 31,
($ thousands)	Incorporation	2018	2017
International Game Technology	United States	3,422,908	3,169,749
Lottomatica Holding S.r.l.	Italy	836,439	834,934
Other		245,407	239,733
		4,504,754	4,244,416

For a complete list of the Parent’s subsidiaries, refer to Note 29, The Parent’s Directly and Indirectly Owned Subsidiaries, in the notes to the consolidated financial statements included herein.

5.              Related Party Transactions

The companies listed below are considered related parties because they are either a directly or indirectly owned subsidiary of the Parent. Loans receivable from related parties and loans payable to related parties are unsecured, and include interest receivables and interest payables as current in the tables below.

Loans Receivable

	December 31,
($ thousands)	2018	2017
Loans receivable from related parties - current
IGT Global Solutions Corporation	364,870	370,301
IGT	38,441	39,859
International Game Technology	22,841	86,843
Lottomatica Holding S.r.l.	14,262	26,190
Other	16,729	28,766
	457,143	551,959

Loans receivable from related parties - non-current
IGT	3,538,704	3,538,704
International Game Technology	2,461,013	2,590,013
Lottomatica Holding S.r.l.	1,140,564	475,074
Other	316,708	189,546
	7,456,989	6,793,337

Details of the material loans receivable between the Parent and its subsidiaries at December 31, 2018 are as follows:

($ thousands)	Interest Rate	Maturity	Principal Balance Outstanding
IGT Global Solutions Corporation	2.000%	July 31, 2019	314,875
IGT	6.500%	April 30, 2027	3,538,704
International Game Technology	6.500%	April 7, 2027	1,600,000
International Game Technology	6.500%	May 13, 2027	627,247
International Game Technology	5.625%	April 7, 2020	233,766
Lottomatica Holding S.r.l.	5.100%	January 28, 2025	453,564
Lottomatica Holding S.r.l.	4.430%	April 13, 2028	687,000

For the loans receivable described above, interest is received in arrears annually on the maturity date anniversary. The loans, together with all accrued and unpaid interest, are due in full on the maturity date.

Annual Reports and Accounts 2018	Page | 158

Loans Payable

	December 31,
($ thousands)	2018	2017
Loans payable to related parties - current
IGT (Alderney 4) Limited	23,236	23,890
IGT-Mexicana de Juegos, S. de R.L. d S.V.	4,091	22,250
IGT Global Services Limited	—	77,601
IGT Canada Solutions ULC	—	37,016
Other	55,716	99,741
	83,043	260,498

Loans payable to related parties - non-current
IGT-Canada Inc.	52,746	52,732
IGT Global Services Limited	—	73,698
Other	—	152
	52,746	126,582

Amounts Due From/To Related Parties

	December 31,
($ thousands)	2018	2017
Amounts due from related parties - current
IGT Global Solutions Corporation	35,460	22,876
IGT (Gilbraltar) Solutions Limited	23,331	—
IGT UK Interactive Limited	20,479	—
IGT (UK2) Limited	18,300	—
Other	12,632	12,014
	110,202	34,890

Amounts due to related parties - current
Lottomatica Holding S.r.l.	200,323	—
IGT Global Services Limited	193,542	94,758
IGT Germany Gaming GmbH	28,731	1,973
Other	95,540	21,655
	518,136	118,386

Amounts due from/to related parties primarily relate to cash pooling arrangements between the Parent and its subsidiaries.

Annual Reports and Accounts 2018	Page | 159

Related Party Income Statement Activity

	For the year ended
	December 31,
($ thousands)	2018	2017
Related party interest income, net
Interest income on loans receivable	447,261	440,842
Interest expense on loans payable	(12,197)	(18,536)
	435,064	422,306
Related party other income, net
Other income	19,311	22,058
Other expense	(25,780)	(23,649)
Dividends	301,870	463,640
	295,401	462,049

6.              Debt

	December 31,
($ thousands)	2018	2017
4.125% Senior Secured Notes due February 2020	499,167	833,655
5.625% Senior Secured Notes due February 2020	—	595,767
4.750% Senior Secured Notes due March 2020	437,823	584,337
6.250% Senior Secured Notes due February 2022	1,469,609	1,470,075
4.750% Senior Secured Notes due February 2023	964,730	1,008,601
3.500% Senior Secured Notes due July 2024	567,179	—
6.500% Senior Secured Notes due February 2025	1,088,385	1,086,913
6.250% Senior Secured Notes due January 2027	742,667	—
Senior Secured Notes, long-term	5,769,560	5,579,348

Revolving Credit Facilities due July 2021	332,032	(13,058)
Term Loan Facilities due January 2023	1,705,395	1,785,362
Long-term debt, less current portion	7,806,987	7,351,652

6.625% Senior Secured Notes due February 2018	—	599,061
Current portion of long-term debt	—	599,061

Short-term borrowings	29,007	—

Total Debt	7,835,994	7,950,713

Annual Reports and Accounts 2018	Page | 160

The principal balance of each debt obligation and a reconciliation to the balance sheet is as follows:

	December 31, 2018
($ thousands)	Principal	Debt issuance cost, net	Swap	Total
4.125% Senior Secured Notes due February 2020	501,058	(1,891)	—	499,167
4.750% Senior Secured Notes due March 2020	444,146	(6,323)	—	437,823
6.250% Senior Secured Notes due February 2022	1,500,000	(11,611)	(18,780)	1,469,609
4.750% Senior Secured Notes due February 2023	973,250	(8,520)	—	964,730
3.500% Senior Secured Notes due July 2024	572,500	(5,321)	—	567,179
6.500% Senior Secured Notes due February 2025	1,100,000	(11,615)	—	1,088,385
6.250% Senior Secured Notes due January 2027	750,000	(7,333)	—	742,667
Senior Secured Notes, long-term	5,840,954	(52,614)	(18,780)	5,769,560

Revolving Credit Facilities due July 2021	343,158	(11,126)	—	332,032
Term Loan Facilities due January 2023	1,717,500	(12,105)	—	1,705,395
Long-term debt, less current portion	7,901,612	(75,845)	(18,780)	7,806,987

Total Debt	7,901,612	(75,845)	(18,780)	7,806,987

	December 31, 2017
($ thousands)	Principal	Debt issuance cost, net	Swap	Total
4.125% Senior Secured Notes due February 2020	839,510	(5,855)	—	833,655
5.625% Senior Secured Notes due February 2020	600,000	(4,233)	—	595,767
4.750% Senior Secured Notes due March 2020	599,650	(15,313)	—	584,337
6.250% Senior Secured Notes due February 2022	1,500,000	(14,808)	(15,117)	1,470,075
4.750% Senior Secured Notes due February 2023	1,019,405	(10,804)	—	1,008,601
6.500% Senior Secured Notes due February 2025	1,100,000	(13,087)	—	1,086,913
Senior Secured Notes, long-term	5,658,565	(64,100)	(15,117)	5,579,348

Revolving Credit Facilities due July 2021	—	(13,058)	—	(13,058)
Term Loan Facilities due January 2023	1,798,950	(13,588)	—	1,785,362
Long-term debt, less current portion	7,457,515	(90,746)	(15,117)	7,351,652

6.625% Senior Secured Notes due February 2018	599,650	(589)	—	599,061
Current portion of long-term debt	599,650	(589)	—	599,061
Total Debt	8,057,165	(91,335)	(15,117)	7,950,713

Annual Reports and Accounts 2018	Page | 161

Principal payments for each debt obligation for the next five years and thereafter are as follows:

	Calendar year
($ thousands)	2019	2020	2021	2022	2023	2024 and thereafter	Total
4.125% Senior Secured Notes due February 2020	—	501,058	—	—	—	—	501,058
4.750% Senior Secured Notes due March 2020	—	444,146	—	—	—	—	444,146
6.250% Senior Secured Notes due February 2022	—	—	—	1,500,000	—	—	1,500,000
4.750% Senior Secured Notes due February 2023	—	—	—	—	973,250	—	973,250
3.500% Senior Secured Notes due July 2024	—	—	—	—	—	572,500	572,500
6.500% Senior Secured Notes due February 2025	—	—	—	—	—	1,100,000	1,100,000
6.250% Senior Secured Notes due January 2027	—	—	—	—	—	750,000	750,000
Senior Secured Notes, long-term	—	945,204	—	1,500,000	973,250	2,422,500	5,840,954

Revolving Credit Facilities due July 2021	—	—	343,158	—	—	—	343,158
Term Loan Facilities due January 2023	—	366,400	366,400	366,400	618,300	—	1,717,500
Total Principal Payments	—	1,311,604	709,558	1,866,400	1,591,550	2,422,500	7,901,612

Annual Reports and Accounts 2018	Page | 162

Senior Secured Notes

The key terms of the Parent’s senior secured notes (the “Notes”), which are rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively, are as follows:

Description		Principal (thousands)	Effective Interest Rate	Redemption	Interest payments
4.125% Senior Secured Notes due February 2020		$437,605	4.47%	+	Semi-annually in arrears
4.750% Senior Secured Notes due March 2020	1	€387,900	6.00%	++	Annually in arrears
6.250% Senior Secured Notes due February 2022		$1,500,000	6.52%	+++	Semi-annually in arrears
4.750% Senior Secured Notes due February 2023		€850,000	4.98%	+++	Semi-annually in arrears
3.500% Senior Secured Notes due July 2024		€500,000	3.68%	+++	Semi-annually in arrears
6.500% Senior Secured Notes due February 2025		$1,100,000	6.71%	+++	Semi-annually in arrears
6.250% Senior Secured Notes due January 2027		$750,000	6.41%	+++	Semi-annually in arrears

The Parent is the issuer of each of the Notes and certain subsidiaries of the Parent are the guarantors. Collateral for each of the Notes is made up of ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

+                             The Parent may redeem in whole or in part at any time prior to the date which is three months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++                      The Parent may redeem in whole but not in part at any time prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest.

+++               The Parent may redeem in whole or in part at any time prior to the date which is six months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

1 Subject to a 1.25% per annum decrease in the event of an upgrade in ratings by Moody’s and S&P.

The Notes contain customary covenants and events of default. At December 31, 2018, the issuers were in compliance with all covenants.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2018, there was $29.0 million in borrowings under these facilities with an effective interest rate of 3.64%  At December 31, 2017, there were no borrowings under these facilities.

Annual Reports and Accounts 2018	Page | 163

Interest Expense

Interest expense is composed of the following:

	For the year ended
	December 31,
($ thousands)	2018	2017
Senior Secured Notes	(336,221)	(362,897)
Term Loan Facilities	(39,462)	(18,089)
Revolving Credit Facilities	(15,414)	(13,461)
Other	(156)	(57)
	(391,253)	(394,504)

For further information related to debt, refer to Note 15, Debt, in the notes to the consolidated financial statements included herein.

7.              Income Taxes

The provision for income taxes consists of:

	For the year ended
	December 31,
($ thousands)	2018	2017
Current:
Current tax on profit for the year	19,655	—
Withholding tax	—	573
Total current tax expense	19,655	573

Deferred:
Decrease in deferred tax assets	—	4,827
Total deferred tax expense	—	4,827
Total income tax expense	19,655	5,400

Income taxes paid, net of refunds, were $16.7 million and $4.8 million for 2018 and 2017, respectively. There were no deferred tax assets and deferred tax liabilities at December 31, 2018 and 2017.

Annual Reports and Accounts 2018	Page | 164

The Parent is tax resident in the United Kingdom (“U.K.”). A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods (19.0% in 2018 and 19.25% in 2017) to income before provision for income taxes is as follows:

	For the year ended
	December 31,
($ thousands, except tax rates)	2018	2017
Income before provision for income taxes	406,493	56,131
United Kingdom statutory tax rate	19%	19.25%
Statutory tax expense	77,234	10,805

Italian tax litigation settlement	16,664	—
Acquisition costs	340	93
Stock-based compensation	286	543
Impact of enacted tax rate change on deferred tax balances	78	9,706
Earnout investment adjustment	(945)	(577)
Change in unrecognized deferred tax asset	(4,202)	73,259
Unrealized foreign exchange	(12,384)	—
Non-taxable dividend income	(57,355)	(89,251)
Foreign withholding taxes	—	573
Other	(61)	249
	19,655	5,400

Effective tax rate	4.8%	9.6%

The Parent’s effective income tax rate was 4.8% in 2018 as compared to 9.6% in 2017. The principal drivers of the tax rate reduction were a $73.3 million change in unrecognized deferred tax asset recorded in 2017 and a $12.4 million tax benefit recorded on unrealized foreign exchange gains.

The tax rate for the year ended December 31, 2018 is lower than the tax rate for the year ended December 31, 2017 due to a change in the U.K. corporate tax rate from 20% to 19% on April 1, 2017 that applied to the full calendar year in 2018.

Changes to the U.K. corporate tax rates were substantively enacted as part of Finance Bill 2015 (on October 26, 2015) and Finance Bill 2016 (on September 7, 2016). These changes include reductions to the main tax rate to 19% effective from April 1, 2017 and to 17% from April 1, 2020. Deferred taxes at the balance sheet date have been measured using these enacted tax rates and reflected in these financial statements.

Net Operating Losses

At December 31, 2018 and 2017, the Parent had gross tax loss carryforwards of $402.0 million and $426.0 million, respectively, pertaining to the United Kingdom.  No deferred tax assets were recorded for these tax loss carryforwards as realization is uncertain.  These tax loss carryforwards may be carried forward indefinitely notwithstanding that they offset only 50% of taxable income (above a £5 million full allowance threshold) in a given year.

In assessing the need for a change in the unrecognized deferred tax asset, the Parent considered both positive and negative evidence including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. When the Parent changes its determination as to the amount of deferred tax assets that can be realized, the deferred tax asset is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Annual Reports and Accounts 2018	Page | 165

8.              Employee Information

Employee Benefit Expense

	For the year ended
	December 31,
($ thousands)	2018	2017
Stock-based compensation	6,613	3,447
Social Security and other benefits	5,767	4,406
Incentive compensation	3,632	2,251
Wages and salaries	1,892	1,759
	17,904	11,863

Employees by Segment

The Parent had 10 and 12 people employed in the Corporate Support segment as of December 31, 2018 and 2017, respectively.

9.              Commitments

Lease Commitments - Facilities

The Parent has a lease for its registered office in London that is effective from March 25, 2015 to March 25, 2025. The lease is accounted for as an operating lease, and rent expense is recorded monthly on a straight line basis. Leasehold improvements are capitalized and depreciated from the date placed in service through March 25, 2025, in accordance with the Company’s depreciation policy.

The Parent has a lease for another location in London that is utilized entirely by a subsidiary, which is effective from January 14, 2016 to January 13, 2026. The lease is accounted for as an operating lease; however, there is no rent expense recognized in the financial statements as the Parent has a sublease with the subsidiary.

Rent and lease expense, net, was $1.0 million and $0.7 million for the years ended December 31, 2018 and 2017, respectively.

The future net minimum lease payments for the remaining non-cancellable term of the Parent’s facility leases at December 31, 2018 are as follows:

($ thousands)
Not later than one year	1,393
Between one year and five years	5,573
Later than five years	2,845
Total future minimum lease payments	9,811

10.       Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of the Company’s 2015 Equity Incentive Plan (the “Plan”) as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of shares that may be granted under the Plan is 11.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. The Company utilizes authorized and unissued shares to satisfy all shares issued under the Plan.

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2018, stock options were granted solely to the Company’s Chief Executive Officer, which will vest in 2021 subject to certain performance and other criteria, and have a contractual term of approximately six years. No stock options were granted in 2017.

Annual Reports and Accounts 2018	Page | 166

Stock Awards

Stock awards are principally made in the form of performance share units (PSUs) and restricted share units (RSUs). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan.

Stock Option Activity

A summary of the Parent’s stock option activity and related information is as follows:

		Weighted Average
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ thousands)
Outstanding at January 1, 2018	250,000	15.53
Granted	172,500	30.12
Outstanding at December 31, 2018	422,500	21.49	4.19

At December 31, 2018:
Vested and expected to vest	422,500	21.49	4.19	—
Exercisable	250,000	15.53	3.38	—

Fair Value of Stock Options Granted

The Company estimates the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted average grant date fair value of stock options granted during 2018 for the Parent was $6.84 per share.

Valuation model	Monte Carlo
Exercise price ($)	30.12
Expected option term (in years)	2.38
Expected volatility of the Company’s stock (%)	35.00
Risk-free interest rate (%)	2.73
Dividend yield (%)	2.66

The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome. The expected option term is based on historical data and is not necessarily indicative of exercise patterns that may occur. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.

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Stock Award Activity

A summary of the Parent's stock award activity and related information is as follows:

	PSUs	Weighted Average Grant Date Fair Value ($)	RSUs	Weighted Average Grant Date Fair Value ($)
Nonvested at January 1, 2018	812,658	17.37	106,223	21.00
Granted	342,309	23.43	68,142	30.23
Vested	(339,058)	8.55	(114,452)	21.67
Forfeited	(40,012)	14.14	—	—
Nonvested at December 31, 2018	775,897	23.90	59,913	30.21

At December 31, 2018:
Unrecognized cost for nonvested awards ($ thousands)	8,130		677
Weighted average future recognition period (in years)	2.17		0.37

The total vest-date fair value of PSUs vested was $2.5 million and $3.5 million in 2018 and 2017, respectively. The total vest-date fair value of RSUs vested was $3.4 million, and $2.8 million for 2018 and 2017, respectively.

Fair Value of Stock Awards Granted

The Company estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the award includes a market condition.

During 2018 and 2017, the Company estimated the fair value of RSUs at the date of grant based on its stock price adjusted for the exclusion of dividend equivalents. Details of the grants are as follows:

	2018	2017
PSUs granted during the year	342,309	198,018
Weighted average grant date fair value ($)	23.43	17.19

RSUs granted during the year	68,142	117,745
Weighted average grant date fair value ($)	30.23	21.12

Modifications

2018

During the first quarter of 2018, the Company modified the measurement of a performance condition for the outstanding performance share units granted in 2015, as the original vesting conditions were not expected to be satisfied. The modification affected 1 employee of the Parent and resulted in $1.0 million of compensation expense for the Parent for the year ended December 31, 2018.

During the third quarter of 2018, the Company modified the measurement of a performance condition for the outstanding performance share units granted in 2016 and 2017, as the original vesting conditions were not expected to be satisfied. The modification affected 6 employees of the Parent and resulted in $1.4 million of compensation expense for the Parent for the year ended December 31, 2018.

2017

During the second quarter of 2017, the Company modified the measurement of a performance condition for the PSUs granted in 2016. The modification affected 5 employees of the Parent but did not result in any incremental compensation cost.

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Stock-Based Compensation Expense

Total stock-based compensation expense for the Parent was $6.6 million and $3.4 million for the years ended December 31, 2018 and 2017, respectively, which was recorded to selling, general and administrative expense on the Parent's statement of operations.

11.       Other Expense, Net

The components of other expense, net are as follows:

	For the year ended December 31,
($ thousands)	2018	2017
Tender and redemption premium	(41,314)	—
Unamortized debt issuance costs	(7,059)	(4,427)
Swap	(443)	3,827
Other	(1,265)	(938)
Total debt related	(50,081)	(1,538)

Other	287	(728)
	(49,794)	(2,266)

For further details on the debt transactions completed in 2018 and 2017, refer to Note 15, Debt, and Note 24, Other Expense, Net, in the notes to the consolidated financial statements included herein.

12.       Auditors’ Remuneration

Aggregate fees for audit services rendered by PricewaterhouseCoopers LLP (“PwC U.K.”) were $75,000 for the years ended December 31, 2018 and 2017, respectively.

Audit services consist of professional services performed in connection with the Parent’s annual financial statements.

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